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EXHIBIT 99.1

April 19, 2004

Dear Fellow Pharmacopeia Stockholder,

        I am pleased to inform you that the board of directors of Pharmacopeia, Inc. ("Pharmacopeia") has approved a pro rata distribution to Pharmacopeia's stockholders of 100% of the outstanding shares of common stock of Pharmacopeia Drug Discovery, Inc. ("PDD") which is currently a wholly-owned subsidiary of Pharmacopeia. PDD will own and operate the drug discovery business of Pharmacopeia. Immediately following the distribution, you will continue to own your shares of Pharmacopeia as well as the shares of PDD that will be distributed to you in the transaction.

        The distribution, commonly referred to as a "spin-off," is expected to take place on or about April 30, 2004. The spin-off is intended to be tax-free to Pharmacopeia stockholders, except for cash received in lieu of any fractional share interests. Each Pharmacopeia stockholder as of the close of business on April 16, 2004, the record date for the distribution, will receive one PDD share for every two shares of Pharmacopeia common stock held on that date.

        PDD common shares have been admitted for trading on The Nasdaq National Market, subject to notice of official issuance, under the symbol "PCOP." Immediately after the distribution is completed, Pharmacopeia will not own any shares of PDD common stock, and PDD will be an independent public company.

        Since February 27, 2004, shares of Pharmacopeia common stock have traded on The Nasdaq National Market under the symbol "ACCL." After the distribution, we expect shares of Pharmacopeia common stock to continue to trade on The Nasdaq National Market under "ACCL." Your current shares of Pharmacopeia common stock will continue to represent your ownership interest in Pharmacopeia. In addition, Pharmacopeia intends to request that its stockholders approve a change in its name to "Accelrys, Inc." at its next regularly occurring annual meeting of stockholders.

        We believe that the distribution is in the best interests of Pharmacopeia stockholders. The spin-off is intended to separate the drug discovery business from Pharmacopeia's software business in order to enable each of Pharmacopeia and PDD to compete effectively without negatively affecting the other's business and to adopt strategies that will enhance each company's growth opportunities and prospects.

        The enclosed information statement describes the distribution and provides important financial and other information about PDD. Please carefully read the enclosed information statement, including the risk factors beginning on page 12.

        Please note that stockholder approval is not required for the distribution. You do not have to vote, or take any other action, in order to receive PDD shares. You will not be required to pay anything or to surrender your Pharmacopeia shares. Account statements reflecting your ownership of PDD shares will be mailed to record holders of Pharmacopeia stock shortly after April 30, 2004. If you are not a record holder of Pharmacopeia stock, your PDD shares should be credited to your account with your stockbroker or nominee on or about May 3, 2004. Following the distribution, you may also request physical stock certificates if you wish. Information for making that request will be furnished with your account statement.

Sincerely,

Joseph A. Mollica, Ph.D. Chairman, President and Chief Executive Officer

April 19, 2004

Dear Fellow Pharmacopeia Drug Discovery Stockholder,

        It is my pleasure to welcome you as a stockholder of Pharmacopeia Drug Discovery, Inc. ("PDD"), which will be spun-off from Pharmacopeia, Inc. ("Pharmacopeia") and will be publicly traded for the first time on or about May 3, 2004. Our stock has been admitted for trading on The Nasdaq National Market, subject to notice of official issuance, under the symbol "PCOP."

        We are committed to serving your interests as a stockholder of PDD. While we will soon begin our life as a new public company, our drug discovery business has a long history of excellence using proprietary technologies and processes to identify and optimize novel drug candidates through research collaborations with major pharmaceutical and biological companies and through our own internally-funded drug discovery programs.

        As an independent public company we plan to create sustained growth in stockholder value by building on our leadership position in collaborative drug discovery and a substantial, growing pipeline of drug-like therapeutic candidates.

        Our entire management team is united in the aim to distinguish PDD as a global leader through innovative solutions that deliver superior value to our clients and collaborators. As mentioned in Pharmacopeia's letter to you, the purpose of this transaction is to separate the PDD business from Pharmacopeia's remaining business. We believe that PDD will benefit by being better able to focus on our strategic objectives, adapt more readily to evolving marketplace conditions and capitalize on strategic opportunities.

        We hope that you, as a stockholder of PDD, will share our enthusiasm for this opportunity. I invite you to learn more about PDD and our strategy as an independent public company in the attached information statement.

Sincerely,

Joseph A. Mollica, Ph.D. Chairman, President and Chief Executive Officer

PHARMACOPEIA DRUG DISCOVERY, INC.

COMMON STOCK
Par Value $0.01 Per Share

        This information statement is being furnished in connection with the distribution by Pharmacopeia, Inc. ("Pharmacopeia") to holders of its common stock of 100% of the outstanding shares of common stock of Pharmacopeia Drug Discovery, Inc. ("PDD"). As of the date of this information statement, Pharmacopeia owns all of our outstanding common stock.

        We expect the distribution to occur on or about April 30, 2004. Each holder of Pharmacopeia common stock will receive one share of our common stock for every two shares of Pharmacopeia common stock held as of the close of business on April 16, 2004, which is the record date for the distribution. The distribution of our shares will be made in book-entry form, and physical stock certificates will be issued only upon request. No fractional shares will be issued. Those stockholders who would otherwise be entitled to receive fractional shares will receive cash in lieu of fractional shares. As discussed more fully in "The Distribution" section of this information statement, if you sell shares of Pharmacopeia common stock in the "regular way" market between the record date and April 30, 2004, the distribution date, you will be selling your right to receive those shares of our common stock in the distribution. Regular way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of the transaction.

        You will not be required to pay for the shares of our common stock received by you in the distribution, to surrender or to exchange your shares of Pharmacopeia common stock in order to receive our common stock or to take any other action in connection with the distribution.

        Pharmacopeia and PDD intend for the transaction to be tax-free for U.S. federal income tax purposes. The distribution is conditioned upon receipt of the opinion of Pharmacopeia's tax counsel to the effect that the receipt of shares of PDD common stock by Pharmacopeia stockholders will be tax-free for U.S. federal income tax purposes. You should, of course, consult your own tax advisor as to the particular consequences of the distribution to you.

        We cannot predict the trading market for our common stock since no current public trading market exists for it. However, it is possible that a limited trading market, known as a "when issued" trading market, may develop prior to the distribution. When-issued trading refers to a transaction made conditionally because the security has been authorized but not yet issued. PDD common stock will be traded on The Nasdaq National Market, and we expect our ticker symbol will be "PCOP."

        Owning shares of PDD will involve risk. In reviewing this information statement, you should carefully consider the matters described under the caption "Risk Factors" beginning on page 12.

        No stockholder approval of the distribution is required or sought. We are not asking you for a proxy and you are requested not to send us a proxy.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

        This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

        If you have inquiries related to the distribution, you should contact Pharmacopeia's transfer agent, American Stock Transfer & Trust Company, at 40 Wall Street, New York, New York 10005, telephone 1-800-937-5449.

The date of this information statement is April 19, 2004.

        The transaction in which PDD will be separated from Pharmacopeia and become a separately-traded public company is referred to in this information statement alternatively as the "distribution" or the "spin-off."

        Unless the context otherwise requires, references in this information statement to "we," "us," "PDD" or "the Company" shall mean Pharmacopeia Drug Discovery, Inc., and references to "Pharmacopeia" shall mean Pharmacopeia, Inc. and its subsidiaries, exclusive of PDD.

SUMMARY

        The following is a summary of certain information contained elsewhere in this information statement. It is included for convenience only and should not be considered complete. This summary is qualified in its entirety by the more detailed information set forth elsewhere in this information statement, including our financial statements and the notes thereto. We encourage you to read this entire document carefully, including the risk factors discussed under "Risk Factors" and elsewhere, our financial statements and the notes to those financial statements.

The Company

Overview

        We are a chemistry-based collaborative drug discovery company, focused on the creation of new small molecule therapeutics. Small molecule drug candidates typically are orally available (i.e., may be taken in capsule or tablet form) and offer manufacturing and delivery advantages over other types of therapeutics. Using proprietary technologies and processes, our experienced scientists identify and optimize novel drug candidates through research collaborations with major pharmaceutical and biotechnology companies and through our own internally-funded drug discovery programs. Our collection of approximately 7.5 million proprietary compounds, which we believe is one of the largest in the pharmaceutical industry based upon publicly available information from the websites of our major competitors and certain other companies in the pharmaceutical industry, is available for use in our collaborative and internal research programs and forms the basis of our growing pipeline of potential drug candidates. Three of our proprietary compounds commenced clinical trials in the second half of 2003, and a fourth compound commenced clinical trials in the first quarter of 2004.

        We have drug discovery collaborations with leading pharmaceutical companies and emerging biotechnology companies. Our contributions to our partners' drug discovery programs include: the provision of large, diverse libraries of proprietary drug-like chemical compounds from which potential therapeutic candidates can be identified; our high throughput and ultra high throughput screening of these compounds against disease targets of interest provided by the partner (in which we test a disease-related target against tens of thousands (with respect to high throughput) to hundreds of thousands (with respect to ultra high throughput) of our potential small molecule therapeutic compounds per week); our optimization of active compounds identified in the screening process, in which we refine the molecular structure of the lead compounds in an attempt to improve their efficacy, potency and safety; our provision of medicinal chemistry capabilities through which our scientists design, synthesize (i.e., physically make in our laboratories) and optimize those lead compounds that we or our collaborators believe are potential drug candidates; and our delivery of other services (such as in vitro pharmacology) traditionally performed by research divisions within pharmaceutical and biotechnology companies. Our collaborative agreements typically require our customers to fund our provision of services, and provide for our receipt of significant milestone payments if and as our discoveries progress through the development process. Thereafter, should any of these drug candidates become pharmaceutical products, we typically are entitled to receive royalty payments calculated as a percentage of the net sales of the products. Our business is highly dependent upon the extent to which the pharmaceutical and biotechnology industries collaborate with outside companies for drug discovery expertise. The willingness of pharmaceutical and biotechnology companies to expand or continue drug discovery collaborations or outsourcing of services to enhance their research and development activities is based on certain factors that are beyond our control. There can be no assurance that our existing collaborative relationships will continue, that we will develop new relationships with similar large organizations on terms favorable to us, that any of our existing or new alliances will produce substantial revenue or profit opportunities, or that the scientific outcomes of any of these programs will be successful.

        In addition to collaborative drug discovery, we conduct proprietary research to discover new drug-like lead compounds with commercial potential. Unlike our typical collaborative partnerships, we provide the required funding for these programs. As we do not receive funding from third party collaborators with respect to these proprietary programs, we retain all intellectual property and ownership rights in any compounds discovered. At an appropriate point, we may determine to license one or more of these compounds to a third party (usually a larger pharmaceutical organization). Licensing at this point in the compound's development enables us to take advantage of the additional resources, expertise and technologies of the licensee company in order to further the development of the compound. We enter into such licenses with third parties in return for up-front service fees and milestone payments, as well as recurring royalty payments if these compounds are developed into new commercial drugs. These agreements convert our proprietary programs into collaborative partnerships, typically at a more advanced stage of the drug development process.

        Our drug discovery efforts have produced four clinical candidates so far. Our first candidate, a p38 Kinase Inhibitor for rheumatoid arthritis developed in collaboration with Bristol-Myers Squibb Company, commenced clinical trials in August 2003. This potential new drug, a small molecule from our proprietary compound collection which was the product of one of our internal development programs, currently is in Phase I of clinical testing. A second of our proprietary internal compounds targets an inflammation indication and commenced clinical trials in November 2003. This clinical candidate is a product of our collaboration with Daiichi Pharmaceutical Co. Our third candidate, a compound targeting a respiratory indication developed in collaboration with Schering-Plough Corporation, commenced clinical trials in December 2003. The Schering-Plough relationship produced a second clinical candidate, which is our fourth clinical candidate, in March 2004, when clinical trials for an inflammation indication were initiated by our partner with respect to another compound discovered in the collaboration. We have received significant milestone payments from each of Bristol-Myers Squibb, Daiichi and Schering-Plough and, to the extent the compounds progress through the clinical process, we will be entitled to receive additional milestone payments. We are also entitled under the agreements with each of these partners to receive royalties on the commercial sale, if any, of a new drug emanating from the relationship. Although these collaborators currently are performing clinical trials of prospective pharmaceutical products containing our proprietary compounds, numerous additional studies will be necessary to support the further development of these product candidates. Results from preclinical studies conducted to date on these product candidates are not necessarily indicative of the results that may be obtained in future clinical studies. There can be no assurance that these collaborators will continue these programs.

        In addition, we are involved in over 40 other drug development programs in the preclinical stage, some with collaborative partners and others within our internal discovery program. Three of these programs are at various stages of the Good Laboratory Practice (GLP) Toxicity study process, the point at which compounds are tested for safety prior to their introduction into humans during Phase I of the clinical development process. Approximately 20 other programs are in various phases of preclinical development, from advanced stages of lead optimization down through "hit-to-lead" studies. In addition, another 15 to 20 programs are in their early stages, including our development of biological assays for testing of compounds and the screening of our proprietary libraries against selected disease targets. In our collaborative programs, we typically hold a financial interest in any active compounds we identify through our screening and any drug candidate(s) we help to optimize. In our proprietary programs, we hold all rights to the compounds and typically enter into partnership arrangements with pharmaceutical companies once the program has reached an appropriate stage. In our view, a pipeline of the size and quality we have developed holds great potential for the introduction of one or more drugs into the market.

        Preclinical and clinical development of drug candidates is a long, expensive and uncertain process. Our candidates are at an early stage, as none of our compounds are contained in products that have received regulatory approval for commercial sale. All of our compounds, including our clinical candidates, face the substantial risks of failure inherent in developing drugs. At any stage of the clinical development process, we or our collaborators may decide to discontinue development of our product candidates. We do not expect that our product candidates will be commercially available for many years, if ever. In addition, we pursue the discovery and initial development of product candidates using our integrated technology platform in both our internal and collaborative programs to implement our strategy of reducing the cost and time incurred by the pharmaceutical industry in developing drug candidates. To date, we have not identified a therapeutic candidate that has been developed into a commercial drug using our platform and, although we have received license and milestone fees, we may never receive any royalty payments, or any additional license and milestone fees, under our current or any future collaborations.

        Prior to the distribution, Pharmacopeia will make a capital contribution to us, after which we will have approximately $46.5 million in cash. We have sustained operating and net losses in the past, and our future profitability is uncertain. For the years ended December 31, 2001, 2002 and 2003, our operating losses were $6.6 million, $2.1 million and $2.6 million, respectively, and our net losses were $6.6 million, $2.1 million and $2.8 million, respectively. Prior to the distribution, our businesses were operated by Pharmacopeia as part of its broader corporate organization rather than as a stand-alone company. Our ability to satisfy our obligations and increase our revenues will now be solely dependent upon the future performance of the businesses we own and operate, and we will not be able to rely upon the financial and other resources and cash flows of those business lines remaining with Pharmacopeia. Since we do not have an operating history as a separate entity, it will be difficult for anyone to accurately forecast our future revenue and other operating results. Further, we currently intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of your investment in our common stock will depend entirely upon any future appreciation in its value. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Recent Developments."

Business Strategy

        Our objective is to expand our leadership position in collaborative drug discovery and increase our pipeline of proprietary and partnered drug candidates. Our strategies to achieve this objective are to:

  •
  enter into new and expanded third party research collaborations and commence additional internal drug discovery programs;

  •
  become the collaborative drug discovery partner of choice for pharmaceutical and biotechnology companies;

  •
  maintain our position as a leading chemistry services provider;

  •
  expand our business through strategic transactions; and

  •
  continue to develop our collection of libraries and knowledge base.

Questions and Answers About the Distribution

Q: Why is Pharmacopeia separating its businesses?

A: Pharmacopeia believes that separating PDD from Pharmacopeia will resolve difficulties Pharmacopeia has encountered regarding the effective operation and development of Pharmacopeia's drug discovery and software businesses within a single publicly-traded corporation. Furthermore, the distribution will enhance the performance of both Pharmacopeia and PDD by providing both companies with greater managerial, operational and financial focus to better respond to market conditions in their respective business environments. In addition, the distribution will provide each company with a publicly traded equity security in a single line of business company for use in its compensation programs and to facilitate potential acquisitions and alliances. The distribution also should enable investors to evaluate better the financial performance of each company, thereby enhancing the likelihood of appropriate market valuation of the securities of each company. The reasons for the distribution are described in greater detail under "The Distribution — Reasons for the Distribution."

Q: Why is the separation of PDD structured as a spin-off?

A: Pharmacopeia believes that a tax-free distribution of shares of PDD to Pharmacopeia stockholders, or spin-off, offers Pharmacopeia and its stockholders the greatest long-term value and is the quickest and most tax-efficient way to separate the companies.

Q: How many shares of PDD common stock will I receive?

A: You will receive one share of PDD common stock for every two shares of Pharmacopeia common stock you hold as of the close of business on the record date. You will receive cash for any remaining fractional shares. For example, if you own one hundred (100) Pharmacopeia shares, you will receive fifty (50) PDD shares. We estimate that Pharmacopeia will distribute 12,156,035 shares of PDD common stock, based on the number of shares of Pharmacopeia common stock outstanding on April 9, 2004. The shares to be distributed will constitute all of the outstanding shares of PDD common stock immediately after the distribution.

Q: Will the distribution change the number of shares I own in Pharmacopeia?

A: No. The distribution will not change the number of shares of Pharmacopeia common stock owned by Pharmacopeia stockholders. Immediately after the distribution, you will continue to own the same proportionate interest in Pharmacopeia that you owned immediately prior to the distribution and will directly own the same proportionate interest in PDD. However, stockholders will own their interest in these businesses through ownership of stock in each of two independent public companies, Pharmacopeia and PDD.

Q: Should I send in my Pharmacopeia stock certificates for exchange?

A: No. Holders of Pharmacopeia common stock should not send stock certificates to Pharmacopeia, PDD or the distribution agent. As part of the spin-off, PDD plans to adopt a book-entry share transfer and registration system for PDD common stock. Instead of receiving physical share certificates, registered holders will receive one share of PDD common stock for every two shares of Pharmacopeia common stock held as of the record date credited to such holder's account. For stockholders who own Pharmacopeia common stock through a broker or other nominee, their shares of PDD common stock will be credited to their account by the broker or other nominee. After the distribution, holders may request that their shares of PDD common stock be transferred to a brokerage or other account at any time, as well as delivery of physical stock certificates for their shares, in each case without charge. See "The Distribution — Manner of Effecting the Distribution."

Q: What do I have to do to receive my PDD shares?

A: Nothing. Your PDD shares will either be reflected in an account statement that PDD's transfer agent will send to you shortly after April 30, 2004 or credited to your account with your broker or nominee on or about May 3, 2004. Stockholder approval is not required for the distribution. You do not have to vote, or take any other action, in order to receive PDD shares.

Q: Are there risks to owning PDD common stock?

A: Yes. PDD's business is subject to both general and specific business risks relating to its operations. In addition, PDD's spin-off from Pharmacopeia presents risks relating to it being a separately-traded public company as well as risks relating to the nature of the spin-off transaction itself. See "Risk Factors" on page 12 of this information statement.

Q: Will Pharmacopeia retain any ownership interest in PDD after the distribution?

A: No. Pharmacopeia will not own any shares of PDD common stock after the distribution, and PDD will not own any shares of Pharmacopeia common stock after the distribution.

Q: Will there be any ongoing relationships between PDD and Pharmacopeia following the distribution?

A: Yes. Ongoing relationships between PDD and Pharmacopeia will occur in the areas of: allocation of tax liabilities arising from the distribution or prior operations of each entity; continuing cooperation in the resolution of third party disputes pending against PDD stemming from activity prior to the distribution; allocation of responsibility with respect to certain employee benefit plans and other employment-related matters after the distribution; licensing of certain intellectual property rights; and the provision of certain administrative and support services by PDD to Pharmacopeia and Pharmacopeia to PDD, generally for no more than one year following the distribution.

Q: Will PDD common stock be publicly traded?

A: The common stock of PDD has been admitted for trading on The Nasdaq National Market. We expect PDD common stock will trade on The Nasdaq National Market under the ticker symbol "PCOP" and regular way trading will begin on or about May 3, 2004. Since February 27, 2004, shares of Pharmacopeia common stock have traded on the Nasdaq National Market under the symbol "ACCL." After the distribution, we expect shares of Pharmacopeia common stock to continue to trade on The Nasdaq National Market under "ACCL." However, we cannot assure you that an active trading market will develop for PDD common stock.

Q: Will the distribution affect the trading price of my Pharmacopeia common stock?

A: Yes. After the distribution, the trading price of Pharmacopeia common stock may be lower than the trading price immediately prior to the distribution. Moreover, until the market has evaluated the operations of Pharmacopeia without PDD's operations, the trading price of Pharmacopeia common stock may fluctuate significantly. The combined trading prices of Pharmacopeia common stock and PDD common stock after the distribution may be more or less than the trading price of Pharmacopeia common stock prior to the distribution. See "Risk Factors — Risks Related to Our Separation from Pharmacopeia".

Q: When will the distribution become effective?

A: The distribution is expected to be effective as of 11:59 p.m., New York City time on April 30, 2004.

Q: Will I be taxed on the distribution?

A: Pharmacopeia and PDD intend for the transaction to be tax-free for U.S. federal income tax purposes (except for cash received in lieu of fractional shares). The distribution is conditioned upon Pharmacopeia's receipt of an opinion from Dechert LLP, its tax counsel, to the effect that for U.S. federal income tax purposes the receipt of PDD shares by Pharmacopeia stockholders will be tax-free. However, the opinion is not binding on the United States Internal Revenue Service, which could take a contrary position. See "The Distribution — Certain U.S. Federal Income Tax Consequences" and "Risk Factors."

Q: Will there be any change in the United States Federal tax basis of my Pharmacopeia shares as a result of the distribution?

A: Yes. If, as intended, the distribution is tax free, the tax basis in your Pharmacopeia shares prior to the distribution will be allocated among your shares of Pharmacopeia and your shares of PDD in proportion to their relative fair market value at the time of the distribution. If you are the record holder of your Pharmacopeia shares, you will receive information with your account statement that will help you calculate the adjusted tax basis for your Pharmacopeia shares, as well as the tax basis for your PDD shares. See "The Distribution — Certain U.S. Federal Income Tax Consequences."

Q: Does PDD plan to pay dividends?

A: No. PDD does not plan to pay dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of PDD's board of directors in accordance with applicable law. See "Dividend Policy."

Q: Where can I get more information?

A: If you have any questions relating to the mechanics of the distribution and the delivery of account statements, you can contact the distribution agent at the following address and telephone number: American Stock Transfer & Trust Company, at 40 Wall Street, New York, New York 10005, telephone 1-800-937-5449.

        You should direct inquiries regarding your investment in Pharmacopeia common stock to: Pharmacopeia, Inc., P.O. Box 5350, Princeton, New Jersey 08543, attention John J. Hanlon, Executive Vice President and Chief Financial Officer. After the distribution, you should direct inquiries regarding your investment in PDD common stock to: Pharmacopeia Drug Discovery, Inc., P.O. Box 5350, Princeton, New Jersey 08543, attention Brian Posner, Vice President, Finance.

Summary of Terms of the Distribution

Distributing Company	Pharmacopeia, Inc. (Pharmacopeia), a Delaware corporation, enables science and technology that accelerates and improves the drug discovery and chemical development processes. Pharmacopeia's drug discovery business integrates proprietary small molecule combinatorial and medicinal chemistry, high-throughput screening, in-vitro pharmacology, computational methods and informatics to discover and optimize lead compounds. Pharmacopeia's software subsidiary, Accelrys Inc. (Accelrys), develops and commercializes molecular modeling and simulation software for the life sciences and materials research markets, cheminformatics and decision support systems, and bioinformatics tools including gene sequence analysis. Pharmacopeia intends to request that its stockholders approve a change in its name to "Accelrys, Inc." at its next regularly occurring annual meeting of stockholders.
Distributed Company
Pharmacopeia Drug Discovery, Inc. (PDD), a Delaware corporation, integrates proprietary small molecule combinatorial and medicinal chemistry, high-throughput screening, in-vitro pharmacology, computational methods and informatics to discover and optimize lead compounds for collaborators and to develop its internal pipeline. Prior to the distribution, Pharmacopeia will make a capital contribution to us, after which we will have approximately $46.5 million in cash.
Form of Transaction
The distribution is the method by which Pharmacopeia will spin off PDD as a separate publicly traded company. In the distribution, Pharmacopeia will distribute to its stockholders as of the record date shares of our common stock, which will represent a continuing interest in PDD. After the distribution, Pharmacopeia will not own any shares of our common stock, and PDD will be an independent public company. Under the terms of the master separation and distribution agreement between Pharmacopeia and PDD, Pharmacopeia may withdraw the proposed distribution without liability at any time prior to the time that the distribution is effected. See "The Distribution" included elsewhere in this information statement.
Distribution Ratio	Each stockholder of Pharmacopeia common stock as of the record date will receive as a dividend one share of PDD common stock for every two shares of Pharmacopeia common stock held.
Distributed Shares
Approximately 12,156,035 shares of PDD common stock will be distributed by Pharmacopeia to its stockholders. The shares of our common stock to be distributed will constitute all of the outstanding shares of our common stock immediately after the distribution. Pharmacopeia stockholders will not be required to pay for the shares of PDD common stock received by them in the distribution, to surrender or to exchange their shares of

Pharmacopeia common stock in order to receive PDD common stock or to take any other action in connection with the distribution. No vote of the holders of Pharmacopeia common stock is required or sought in connection with the distribution.

Record Date	The record date is the close of business on April 16, 2004.
Distribution Date	11:59 p.m. New York City time on April 30, 2004.
Method of Distribution
The distribution will be made on or about the distribution date to stockholders of record as of the record date. As part of the spin-off, PDD plans to adopt a book-entry share transfer and registration system for PDD common stock. Instead of receiving physical share certificates, registered holders will receive one share of PDD common stock for every two shares of Pharmacopeia common stock held as of the record date credited to such holder's account. For stockholders who own Pharmacopeia common stock through a broker or other nominee, their shares of PDD common stock will be credited to their account by the broker or other nominee. After the distribution, holders may request that their shares of PDD common stock be transferred to a brokerage or other account at any time, as well as delivery of physical stock certificates for their shares, in each case without charge.
Fractional Shares
Fractional shares of our common stock will not be distributed. Fractional shares to which Pharmacopeia stockholders of record are entitled will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed ratably to those stockholders who would otherwise have received fractional shares of our common stock. These sale proceeds generally will be taxable to those stockholders.
Federal Income Tax Consequences
Pharmacopeia and PDD intend for the distribution to be tax-free to Pharmacopeia's stockholders for U.S. federal income tax purposes, except for cash received in lieu of fractional shares. The distribution is conditioned on receipt of an opinion from Dechert LLP, tax advisor to Pharmacopeia, to the effect that for U.S. federal income tax purposes, neither Pharmacopeia nor PDD will recognize any gain in connection with the distribution, and that the receipt of PDD shares by Pharmacopeia stockholders will be tax-free. See "Risk Factors — If the distribution is taxable, you could be required to pay tax on the fair market value of the shares of our common stock you receive in the distribution and Pharmacopeia could incur a corporate tax liability."
Trading Market and Symbol
PDD has filed an application to list shares of PDD common stock on The Nasdaq National Market under the symbol "PCOP," and trading may commence on a "when issued" basis prior to the distribution. Prior to the date hereof, there has not been any established trading market for the PDD common stock. When-issued trading refers to a transaction made conditionally because the security has been authorized but not yet issued. On the first trading date following the distribution date, any when-issued trading with respect to our common stock that may have developed prior to the distribution date will end, and "regular way" trading will begin. Regular way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of the transaction. We expect PDD's common stock will be traded under the symbol "PCOP." We cannot predict the trading prices for our common stock before or after the distribution date. In addition, Pharmacopeia's common stock will remain outstanding. Since February 27, 2004, shares of Pharmacopeia common stock have traded on The Nasdaq National Market under the symbol "ACCL." After the distribution, we expect shares of Pharmacopeia common stock to continue to trade on The Nasdaq National Market under "ACCL." We cannot predict any change that may occur in the trading price of Pharmacopeia's common stock as a result of the distribution.

Distribution Agent	The distribution agent for the distribution will be American Stock Transfer & Trust Company.
Dividends
The PDD board of directors anticipates that PDD will retain any earnings to finance the expansion of our business and does not expect to pay cash dividends in the foreseeable future. See "Dividend Policy."
Antitakeover Provisions
The amended and restated certificate of incorporation and amended and restated bylaws of PDD contain provisions that may have the effect of discouraging an acquisition or change in control of PDD not approved by its board of directors. Such provisions may also have the effect of discouraging third parties from making proposals involving an acquisition or change of control of PDD, although such proposals, if made, might be considered desirable by a majority of the stockholders of PDD. Such provisions have been designed to enable PDD to develop its businesses and foster its long-term growth without disruptions caused by the threat of a takeover not deemed by its board of directors to be in the best interests of PDD and its stockholders. Our governing documents provide for a staggered board of directors, which will make it more difficult for a potential acquirer to gain control of our board of directors. Certain provisions of the master separation and distribution agreement to be entered into between PDD and Pharmacopeia may also have the effect of discouraging third parties from making proposals involving an acquisition or change in control of PDD. See "Relationship Between Pharmacopeia and PDD After the Distribution — Distribution Agreement." At the time of the distribution, PDD will have a stockholder rights plan. The stockholder rights plan is designed to protect stockholders in the event of an unsolicited offer or other takeover tactics which, in the opinion of the PDD board of directors, could impair its ability to represent stockholder interests. The provisions of the stockholder rights plan may render an unsolicited takeover of PDD more difficult or less likely to occur or might prevent such a takeover, even though such a takeover may offer PDD's stockholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of the stockholders of PDD. See "Description of Capital Stock — Antitakeover Provisions — Stockholder Rights Plan." PDD will be subject to provisions of Delaware corporate law which may restrict certain business combination transactions. See "Description of Capital Stock — Antitakeover Provisions — Section 203 of the Delaware General Corporation Law." See also "Description of Capital Stock — Antitakeover Provisions," "— Board of Directors," "— Preferred Stock," "— Indemnification," "— Amended and Restated Bylaws," and "— Written Consent of Stockholders."

Transfer Agent and Registrar	American Stock Transfer & Trust Company will act as transfer agent and registrar for our common stock.
Reasons for the Distribution
We have been advised by Pharmacopeia that it believes that the distribution of PDD shares will enhance the performance of both Pharmacopeia and PDD. Pharmacopeia considered a number of factors, including: greater managerial, operational and financial focus by both companies to respond to market conditions in their respective business environments; the ability to focus on a single business; investors' ability to analyze and value Pharmacopeia and PDD stock; and the facilitation of PDD's growth.
Risk Factors	You should carefully consider certain risk factors described under "Risk Factors" beginning on page 12.

SUMMARY SELECTED HISTORICAL FINANCIAL INFORMATION

        The following table presents our summary historical financial data for and at the end of each of the years in the five-year period ended December 31, 2003.

        The statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the balance sheet data as of December 31, 2002 and 2003 are derived from our audited financial statements and related notes included elsewhere in this information statement. The statement of operations data for the year ended December 31, 2000, and the balance sheet data as of December 31, 2001 are derived from our audited financial statements that are not included in this information statement. The statement of operations data for the year ended December 31, 1999 and the balance sheet data as of December 31, 1999 and 2000 are derived from our unaudited financial statements that are not included in this information statement and are prepared on the same basis of accounting as our audited financial statements.

        Our historical financial data does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented. The historical financial data below includes certain assets and liabilities of the drug discovery business that were or are expected to be transferred by Pharmacopeia to PDD in accordance with the master separation and distribution agreement and include allocations of certain assets, liabilities and expenses. See Note 1 to our financial statements included elsewhere in this information statement.

        The following table should be read in conjunction with our audited financial statements and related notes and our "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this information statement.

	Years Ended December 31,
	1999	2000	2001	2002	2003
	(in thousands)
Statement of Operations Data:
Revenue	$34,581	$39,035	$27,196	$29,304	$29,503
Operating income (loss)	(8,371)	700	(6,599)	(2,128)	(2,608)
Net income (loss)	(8,371)	700	(6,599)	(2,142)	(2,848)
	As of December 31,
	1999	2000	2001	2002	2003
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$—	$—	$—	$6,737	$524
Total assets	12,944	11,034	8,588	13,194	11,052
Deferred revenue, long-term	2,655	1,899	1,796	325	325
Total invested equity	1,900	(1,156)	(1,282)	4,425	4,307

RISK FACTORS

        Our business involves a number of risks, some of which are beyond our control. You should carefully consider each of the risks and uncertainties described below together with all of the other information in this information statement in evaluating us and our common stock. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. This information statement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

Our business is highly dependent upon the extent to which the pharmaceutical and biotechnology industries collaborate with drug discovery companies for one or more aspects of their drug discovery process.

        We are highly dependent on pharmaceutical and biotechnology companies continuing to collaborate with outside companies to obtain drug discovery expertise. Our revenue depends to a large extent on research and development expenditures by the pharmaceutical and biotechnology industries, particularly companies outsourcing research and development projects and adding new and improved technologies to accelerate their drug discovery and development initiatives. Our capabilities include aspects of the drug discovery process that pharmaceutical companies have traditionally performed internally. Although there is a history among pharmaceutical and biotechnology companies of outsourcing drug research and development functions, this practice may not continue.

        The willingness of these companies to expand or continue drug discovery collaborations or outsourcing of services to enhance their research and development activities is based on certain factors that are beyond our control. While we are unaware of a specific reason that any of the following factors will have a material impact on the willingness of current or potential collaborators to expand or continue drug discovery collaborations, examples of relevant factors include collaborators' spending priorities among various types of research activities, their ability to hire and retain qualified scientists, their approach regarding expenditures during recessionary periods and their policies regarding the balance of research expenditures versus cost containment. Also, general economic downturns in our customers' industries or any decrease in our customers' research and development expenditures could harm our operations, as could increased popularity of management theories which counsel against outsourcing of critical business functions. Continued consolidation in the pharmaceutical and biotechnology industries may further decrease the number of potential customers. In addition, the popularity of scientific thinking that disfavors expensive products such as large diverse libraries could negatively impact our revenue or our sales mix. Any decrease in drug discovery spending by pharmaceutical and biotechnology companies could cause our revenue to decline and adversely impact our profitability.

        Our ability to convince these companies to use our drug discovery capabilities rather than develop them internally will depend on many factors, including our ability to:

  •
  develop drug discovery technologies that will result in the identification of higher-quality drug candidates;

  •
  provide scientists and technologies that are of the highest caliber; and

  •
  achieve intended results in a timely fashion, with acceptable quality and at an acceptable cost.

        The importance of these factors varies from collaborator to collaborator, and we may be unable to meet any or all of them for some or all of our collaborators in the future.

The development of our products is at an early stage and is uncertain.

        Drug development is a highly uncertain process. Our approach and technology may never result in a commercial drug. None of our compounds are contained in products that have received regulatory approval for commercial sale, and currently we have only four candidates with respect to which clinical trials (i.e., human testing) have been commenced. All of our therapeutic candidates, including these clinical candidates, are in development, and face the substantial risks of failure inherent in the drug development process. Any potential pharmaceutical product emanating from one of our internal or collaborative programs must satisfy rigorous standards of safety and efficacy before the United States Food and Drug Administration (FDA) and foreign regulatory authorities will approve them for commercial use. To satisfy these standards, significant additional research, preclinical studies (i.e, animal testing) and clinical trials will be required.

        Preclinical and clinical development of drug candidates is a long, expensive and uncertain process. Failure can occur at any stage of testing. Success in preclinical testing does not ensure that clinical trials will be successful. Based on results at any stage of product development, we or our development collaborators may decide to discontinue development of our product candidates.

        Our product candidates and research programs are in the early stages of development and require significant, time-consuming and costly research and development, testing and regulatory approvals. We do not expect that our product candidates will be commercially available for many years, if ever. In addition, we pursue the discovery and initial development of product candidates using our integrated technology platform in both our internal and collaborative programs to implement our strategy of reducing the cost and time incurred by the pharmaceutical industry in developing drug candidates. To date, we have not identified a therapeutic candidate that has been developed into a commercial drug using our platform. It is uncertain whether our technology platform will achieve these goals at all or whether it will be competitive with platforms used by our competitors.

Our revenue is highly concentrated in our largest collaborators and the termination of our collaboration with any of these collaborators would have a material adverse effect on our business, financial condition and results of operations.

        During the year ended December 31, 2003, we earned approximately $13.9 million, or 47% of our revenue, under our research collaboration agreements with Schering-Plough Corporation, one of our longest-standing collaborative partners. In the third quarter of 2003, we entered into new multiyear drug discovery collaboration agreements with Schering-Plough, which continue certain existing programs and implement a number of new activities. The new agreements continue our collaboration with this partner through at least August 2006 and, under their terms, may be extended by the parties for up to three additional years based upon progress made in the programs governed by the agreements. The agreements may be terminated at the end of the third year, and Schering-Plough's funding obligations may be reduced significantly before that time, under the circumstances summarized on page 69 below. There can be no assurance that the results of our collaboration with Schering-Plough will be sufficient to cause Schering-Plough not to exercise its rights to terminate the agreements. In light of the significance to us of the Schering-Plough relationship, the termination of our collaboration agreements would have a material adverse effect on us.

        During the year ended December 31, 2003, we earned approximately $5.5 million, or 18.5% of our revenue, under our research collaboration agreements with N.V. Organon, our second largest customer. The principal agreement with Organon, entered into in February 2002, has a stated term of five years; however, Organon has the right to terminate the agreement in 2005 if we are unable to deliver compounds meeting the criteria specified in the agreement. We timely delivered the first compound required under this agreement for inspection and verification by Organon. However, there can be no assurance that these compounds will be compliant, or that future compliant compounds will be delivered before the enumerated dates. The termination of this agreement would have a material adverse effect on us because of the resulting decrease in our revenue.

        During the year ended December 31, 2003, we earned approximately $3.4 million, or 11.4% of our revenue, under our research collaboration agreements with Novartis AG, our third largest customer in that year. We have completed all of the required services under our Novartis agreements. In addition, we have received all compensation with regard to collaborative services under these agreements. If we are unable to enter into agreements with other collaborators, there could be a material adverse effect on us because of the resulting decrease in our revenue.

We and our collaborators may not be able to successfully develop our existing clinical candidates.

        Our collaborators, Bristol-Myers Squibb Company, Daiichi Pharmaceutical Co. and Schering-Plough Corporation, currently are performing clinical trials of prospective pharmaceutical products containing our proprietary compounds. In each case, the collaborator is responsible for the development of these potential products as well as the decision as to when, or whether, such development should cease. Numerous additional studies are necessary to support the further development of these product candidates. Results from preclinical studies conducted to date on these product candidates are not necessarily indicative of the results that may be obtained in clinical studies. Results from additional studies could cause our collaborators to discontinue or limit development of these product candidates. There can be no assurance that Bristol-Myers Squibb, Daiichi or Schering-Plough will continue to develop these programs. In addition, our collaborators may pursue alternative technologies or drug candidates, either on their own or in collaboration with others, that compete with our clinical candidates. If our collaborators do not continue their development efforts, we will not receive additional milestone and royalty payments from those efforts.

If we consume cash more quickly than expected, we may be unable to raise additional capital and we may be forced to curtail operations.

        We anticipate that prior to the distribution, Pharmacopeia will make a capital contribution to us, after which we will have approximately $46.5 million in cash. We anticipate that our existing capital resources will be adequate to fund our operations at least through 2005. However, changes may occur that would consume available capital resources before that time. While we are unaware of a specific reason that any such factor will have a material impact on our capital requirements, examples of relevant factors include:

  •
  the costs associated with drug discovery services;

  •
  our internal proprietary drug discovery activities;

  •
  competing technological and market developments;

  •
  changes in our existing collaborative relationships;

  •
  the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights, and the outcome of related litigation;

  •
  the purchase of additional capital equipment;

  •
  acquisitions of other businesses or technologies; and

  •
  the progress of our milestone and royalty producing activities.

        If we determine that we must raise additional capital, the capital could be raised through public or private financings involving debt or equity. However, additional capital may not be available on favorable terms, or at all. If adequate funds are not available, we may be required to curtail operations significantly or to obtain funds by entering into arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, products or potential markets that we would not otherwise relinquish.

Disputes may arise between our collaborative partners and us as to royalties and milestones to which we are entitled.

        The compound basis for drugs developed by a customer may be a derivative or optimized version of the compound screened or optimized by us. While our existing collaborative agreements provide that we will receive milestone payments and royalties with respect to certain products developed from certain derivative compounds, there can be no assurance that disputes will not arise over the application of payment provisions to such products. There can be no assurance that current or future collaborative partners will not pursue alternative technologies, or develop alternative products either on their own or in collaboration with others, including our competitors, as a means for developing treatments based on the targets which are the subject of the collaborative arrangements with us.

We may not successfully enter into additional collaborations or services agreements that allow us to participate in the future success of our product candidates through milestone, royalty and/or license payments, and we may never receive any milestone, royalty and/or license payments under our current or any future collaborations.

        One of our business strategies is to expand our proprietary pipeline of drug candidates and to then enter into collaborations for the development of these drug candidates that will allow us to earn milestone, royalty and/or license payments. Our proprietary drug discovery program is in its early stage of development and is unproven. Although we have expended, and continue to expend, time and money on internal research and development programs, we may be unsuccessful in creating valuable proprietary drug candidates that would enable us to form additional collaborations and receive milestone, royalty and/or license payments.

        Our collaborations and internal programs may not result in the discovery of potential drug candidates that will be safe or effective. Although we have received license and milestone fees to date, we may never receive any royalty payments, or any additional license and milestone fees, under our current or any future collaborations. Our receipt of any future milestone, royalty or license payments depends on many factors, including whether our collaborators desire to or are able to continue to pursue a potential drug candidate and the ultimate commercial success of the drug. Development and commercialization of potential drug candidates depend not only on the achievement of research objectives by us and our collaborators, but also on each collaborator's financial, competitive, marketing and strategic considerations and regulation in the United States and other countries. If unforeseen complications arise in the development or commercialization of the potential drug candidates by our collaborators, we may not realize milestone, royalty or license payments.

The drug research and development industry is highly competitive and subject to technological change, and we may not have the resources necessary to compete successfully.

        Many of our competitors have access to greater financial, technical, research, marketing, sales, distribution, service and other resources than we do. Moreover, the pharmaceutical and biotechnology industries are characterized by continuous technological innovation. We anticipate that we will face increased competition in the future as new companies enter the market and our competitors make advanced technologies available. Technological advances or entirely different approaches that we or one or more of our competitors develop may render our products, services and expertise obsolete or uneconomical. Additionally, the existing approaches of our competitors or new approaches or technologies that our competitors develop may be more effective than those we develop. We may not be able to compete successfully with existing or future competitors.

        In addition, due to improvements in global communications, combined with the supply of lower cost Ph.D. level scientific talent in offshore locations such as China, India and Eastern Europe, we face the growing threat of competition for our services.

If we cannot manage the multiple relationships and interests involved in our collaborative arrangements and drug discovery programs, our business, financial condition and results of operations may be materially adversely affected.

        We may need to successfully structure and manage multiple drug discovery programs and collaborative relationships, including maintaining confidentiality of the research being performed for multiple collaborators. We may be unable to manage successfully conflicts between competing drug development programs of third parties to which we offer services. From time to time, more than one of our collaborators may want to perform research concerning the same or molecularly similar disease targets. Because of that, we may be required to reconcile our relationships with those collaborators, particularly if both want to establish exclusive relationships with us with respect to that target or if one collaborator has an existing arrangement with us and the other would like us to perform services regarding a target restricted by that arrangement. Further, if we are working with a collaborator regarding a particular target, another of our collaborators may be researching the same target in one of its internal programs of which we have no knowledge. As a result, potential conflicts involving us may arise due to this competition between collaborators in a particular disease field of interest. Conflicts also may arise between our collaborators as to proprietary rights to particular compounds in our libraries or as to proprietary rights to biological targets such as receptors or enzymes against which we screen compounds in our libraries. The occurrence of conflicts could have a material adverse effect on our business, financial condition and results of operations.

If we use hazardous materials in a manner that causes injury or violates laws, we may be liable for damages.

        Our activities involve the use of potentially harmful hazardous materials, chemicals and various radioactive compounds. These materials are utilized in the performance of our assay development, high-throughput screening and chemistry optimization services, and include common organic solvents, such as acetone, hexane, methylene chloride, acetonitrile, and isopropyl and methyl alcohol as well as common acids and bases. The waste from utilization of these solvents and other materials is disposed of through licensed third-party contractors. Further, we utilize an extremely wide variety of chemicals in the performance of our assay development, screening and optimization services. These chemicals, such as reagents, buffers and inorganic salts, typically are employed in extremely small amounts in connection with the work performed in our laboratories.

        We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for damages that result. We maintain insurance coverage against environmental hazards arising from the storage and disposal of the materials utilized in our business. Although our management believes that such insurance has terms, including coverage limits, which are appropriate for our business, liabilities arising from the use, storage, handling or disposal of these materials could exceed our insurance coverage as well as our resources. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with these laws and regulations could be significant. To our knowledge, we have not been, and currently are not, the subject of any governmental investigation concerning the violation of these federal, state and local laws and regulations. There can be no assurance that we will not be the subject of future investigations by governmental authorities.

We and our products are subject to strict government regulation, which may limit the development of products by us or our collaborators.

        Regulation by governmental entities in the United States and other countries will be a significant factor in the production and marketing of any pharmaceutical products we or our customers may develop. The nature and the extent to which government regulation may apply to us and our customers will vary depending on the nature of the pharmaceutical products, if any. Virtually all pharmaceutical products require regulatory approval prior to commercialization. If we or our collaborators or licensees fail to obtain, or encounter delays in obtaining or maintaining, regulatory approvals, our financial results could be adversely affected. Similar regulatory procedures are required in countries outside the United States.

        In addition, new legislation related to health care could reduce the prices pharmaceutical and biotechnology companies can charge for drugs they sell which, in turn, could reduce the amounts that they have available for collaborative relationships with us or for the purchase of our services. If pharmaceutical and biotechnology companies decrease the resources they devote to the research and development of new drugs, the number of collaborations we conclude and the amount of and profitability of services we perform could be adversely impacted and our revenue and profitability reduced. If prices that pharmaceutical and biotechnology companies can charge for drugs they sell decrease, the royalties, if any, we receive from the sale of products could also decrease, which would reduce our revenue and profitability.

We had net losses in recent years, and our future profitability is uncertain.

        For the fiscal years ended December 31, 2001, 2002 and 2003, we had net losses of approximately $6.6 million, $2.1 million and $2.8 million, respectively. Continuing net losses may limit our ability to fund our operations and we may not generate income from operations in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Recent Developments."

        While we are unaware of a specific reason that any of the following factors is likely to occur, our future profitability depends upon many factors, including several that are beyond our control. These factors include:

  •
  changes in the demand for collaborative relationships with us, or for our services;

  •
  the introduction of competitive drug discovery services;

  •
  changes in the research and development budgets of our customers and potential customers; and

  •
  our ability to successfully, cost effectively and timely develop, introduce and market new collaborative arrangements, as well as the related services.

        On a quarterly basis, our future profitability is likely to be highly volatile because it depends upon our receipt of milestone payments from our collaborators. We may not receive milestone payments on a regular basis or at all. Our ability to achieve profitability will be significantly impacted by the level of investment we determine to make in our internal proprietary programs in the future as well as the results of those programs.

Rapid changes in technology could have an adverse impact on our business.

        Rapid technological change and uncertainty due to new and emerging technologies characterize the drug discovery industry. We may be unable to develop, integrate and market, on a timely basis, new and enhanced services necessary to keep pace with competitors. Our services and technologies may be rendered obsolete by the offerings of our competitors. Although we do not believe there are currently new significant technologies that we need to incorporate in our business to remain competitive in our industry, failure to anticipate or to respond to changing technologies, or significant delays in the development or introduction of services, could cause customers to delay or decide against purchases of our services.

Failure to attract and retain skilled personnel could materially and adversely affect us.

        Our success depends in part on the continued service of key scientific, business development and management personnel and our ability to identify, hire and retain additional personnel. There is intense competition for qualified personnel. In particular, we believe that there is a shortage of scientists qualified to work in drug discovery. There is significant competition among drug discovery and development companies to hire such scientists. Immigration laws may further restrict our ability to attract or hire qualified personnel. We may not be able to continue to attract and retain the personnel necessary for our growth and development. Failure to attract and retain key personnel could have a material adverse effect on our business, financial condition and results of operations. Further, we are highly dependent on the principal members of our scientific, business development and management staff. One or more of these key employees could retire or otherwise leave our employ within the foreseeable future, and the loss of any of these people could have a material adverse effect on our business, financial condition and results of operations. We are currently conducting a search to hire a chief executive officer. Dr. Joseph A. Mollica, Ph.D., the Chairman of the Board, President and Chief Executive Officer of Pharmacopeia, is expected to serve as our President and Chief Executive Officer until a successor is appointed. We do not, and do not intend to, maintain key person life insurance on the life of any employee.

Some of our development and marketing activities are, or will be, conducted by third parties. If these third parties fail to perform their functions satisfactorily, our revenue and earnings could be delayed, reduced or eliminated.

        The ultimate success of our business plan heavily depends upon the successful discovery, development and commercialization of pharmaceutical products. Our endeavors will result in commercialized pharmaceutical products, if at all, only after significant preclinical and clinical development, requisite regulatory approvals, establishment of manufacturing capabilities and successful marketing. We do not currently have the technology, facilities, personnel or experience to accomplish all of these tasks on our own, and we will likely not have all the necessary resources in the foreseeable future. Therefore, we continue to depend heavily upon the expertise and dedication of sufficient resources by collaborative partners to develop and commercialize products primarily based on lead compounds discovered by us. If a collaborative partner fails to develop or commercialize a compound or product with respect to which it has rights from us, we may not receive any future milestone payments or royalties associated with that compound or product. Similarly, while we are unaware of a specific reason that any of the following factors will be experienced by our strategic collaborators, because we rely heavily on them, our revenue could be adversely affected if our collaborators:

  •
  fail to select a target or product candidate we have identified for subsequent development;

  •
  fail to gain the requisite regulatory approvals of product candidates;

  •
  do not successfully commercialize products based on the compounds that we originate;

  •
  do not conduct their collaborative activities in a timely manner;

  •
  do not devote sufficient time or resources to our partnered programs or potential products;

  •
  terminate their alliances or arrangements with us;

  •
  develop, either alone or with others, products that may compete with our product candidates;

  •
  dispute our respective allocations of rights to any products or technology developed during our collaborations; or

  •
  merge with or are acquired by a third party that seeks to terminate our collaboration.

We are subject to risks associated with the operation of an international business.

        In the year ended December 31, 2003, approximately 68% of our revenue was derived from customers outside the United States. Approximately 60% of our revenue was derived from customers in Europe, and approximately 8% was derived from customers in the Asia/Pacific region. We anticipate that international revenue will continue to account for a significant percentage of our overall revenue. While we are unaware of a specific reason that any of the following factors will have a material impact on our revenue, our international operations are subject to the risk factors inherent in the conduct of international business, including:

  •
  unexpected changes in regulatory requirements;

  •
  longer payment cycles;

  •
  import and export license requirements;

  •
  tariffs and other barriers;

  •
  political and economic instability;

  •
  limited intellectual property protection;

  •
  difficulties in collecting trade receivables;

  •
  difficulties in staffing and managing foreign joint venture operations; and

  •
  potentially adverse tax consequences.

We may not be able to sustain or increase our international revenue. Any of the foregoing factors may have a material adverse effect on our international operations and, therefore, our business, financial condition and results of operations.

We may not realize revenue from our extensive business development efforts.

        Our collaborative relationships and the related services involve lengthy sales cycles, often requiring us to expend considerable financial and personnel resources without any assurance that revenue will be recognized. These cycles typically are long for a number of reasons. Factors include the strategic nature of our partnerships, the size of many such transactions, the confidential and proprietary nature of the biological targets against which we screen our chemical compound libraries, and the unique terms typically found in each of the transactions. As a result, we may expend substantial funds and effort to negotiate agreements for collaborative arrangements or services, but may ultimately be unable to complete the transaction and recognize revenue. In these circumstances, our business, financial condition and results of operations will be adversely affected.

Our operations may be interrupted by the occurrence of a natural disaster or other catastrophic event at our primary facilities.

        We depend on our laboratories and equipment for the continued operation of our business. Our research and development operations and administrative functions are primarily conducted at our facilities in the Princeton, New Jersey area. Although we have contingency plans in effect for natural disasters or other catastrophic events, catastrophic events could still disrupt our operations. Even though we carry business interruption insurance policies, we may suffer losses as a result of business interruptions that exceed the coverage available under our insurance policies. Any natural disaster or catastrophic event in our facilities or the areas in which they are located could have a significant negative impact on our operations.

Because we do not intend to pay dividends, you will benefit from an investment in our common stock only if it appreciates in value.

        Neither Pharmacopeia nor we have ever declared or paid any cash dividend on common stock. We currently intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of your investment in our common stock will depend entirely upon any future appreciation in its value. There is no guarantee that our common stock will appreciate in value or even maintain the price at which your shares traded immediately after the distribution.

Anti-takeover provisions under Section 203 of the Delaware General Corporation Law, provisions in our amended and restated certificate of incorporation and amended and restated bylaws, and our adoption of a stockholder rights plan may render more difficult the accomplishment of mergers or the assumption of control by a principal stockholder, making more difficult the removal of management.

        Section 203 of the Delaware General Corporation Law may delay or deter attempts to secure control of our company without the consent of our management. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person becomes an interested stockholder, unless certain conditions are met.

        Our amended and restated certificate of incorporation and amended and restated bylaws contain several provisions that could delay or make more difficult the acquisition of our company through a hostile tender offer, open market purchases, proxy contest, merger or other takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price of our common stock. Such provisions include the issuance of preferred stock without approval of the holders of our common stock, the classification of our board of directors, the election and removal of directors, restrictions on the ability of stockholders to take action without a meeting, restrictions on stockholders' ability to call a special meeting and advance notice procedures regarding any proposal of stockholder business to be discussed at a stockholders meeting.

        We have adopted a stockholder rights plan, which is triggered upon commencement or announcement of a hostile tender offer or when any one person or group acquires 15% or more of our common stock. The rights plan, once triggered, enables stockholders to purchase our common stock, and the stock of the entity acquiring us, at reduced prices. These provisions of our governing documents, stockholder rights plan and Delaware law could have the effect of delaying, deferring or preventing a change of control, including without limitation a proxy contest, making more difficult the acquisition of a substantial block of our common stock. The provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. Further, the existence of these anti-takeover measures may cause potential bidders to look elsewhere, rather than initiating acquisition discussions with us.

If we choose to acquire new and complementary businesses, products or technologies instead of developing them ourselves, we may be unable to complete these acquisitions or to successfully integrate an acquired business or technology in a cost-effective and non-disruptive manner.

        From time to time, we may choose to acquire complementary businesses, products or technologies instead of developing them ourselves. We do not know if we will be able to complete any acquisitions, or whether we will be able to successfully integrate any acquired businesses, operate them profitably or retain their key employees. Integrating any business, product or technology we acquire could be expensive and time-consuming, disrupt our ongoing business and distract company management. In addition, in order to finance any acquisition, we might need to raise additional funds through public or private equity or debt financings. In that event, we could be forced to obtain financing on less than favorable terms and, in the case of equity financing, that may result in dilution to our stockholders. If we are unable to integrate any acquired entities, products or technologies effectively, our business will suffer. In addition, under certain circumstances, amortization of assets or charges resulting from the costs of acquisitions could harm our business and operating results.

CERTAIN RISKS RELATED TO INTELLECTUAL PROPERTY

Positions taken by the U.S. patent and trademark office or non-U.S. patent and trademark officials may preclude us from obtaining sufficient or timely protection for our intellectual property.

        The patent positions of pharmaceutical and biotechnology companies are uncertain and involve complex legal and factual questions. The coverage claimed in a patent application can be significantly reduced before the patent is issued. There is a significant risk that the scope of a patent may not be sufficient to prevent third parties from marketing other products or technologies with the same functionality of our products and technologies. Consequently, some or all of our patent applications may not issue into patents, and any issued patents may provide ineffective remedies or be challenged or circumvented.

Third parties may have filed patent applications of which we may or may not have knowledge, and which may adversely affect our business.

        Patent applications in the United States are maintained in secrecy for 18 months from filing or until a patent issues. Under certain circumstances, patent applications are never published but remain in secrecy until issuance. As a result, others may have filed patent applications for products or technology covered by one or more pending patent applications upon which we are relying. If applications covering similar technologies were to be filed before our applications, our patent applications may not be granted. There may be third-party patents, patent applications and other intellectual property or information relevant to our chemical compositions and other technologies which are not known to us and that block or compete with our chemical compositions or other technologies, or limit the scope of patent protection available to us. Moreover, from time to time, patents may issue which block or compete with our chemical compositions or other technologies, or limit the scope of patent protection available to us. Litigation may be necessary to enforce patents issued to us or to determine the scope and validity of the intellectual property rights of third parties.

We may not be able to protect adequately the trade secrets and confidential information that we disclose to our employees.

        We rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. Competitors through their independent discovery (or improper means, such as unauthorized disclosure or industrial espionage) may come to know our proprietary information. We generally require employees and consultants to execute confidentiality and assignment-of-inventions agreements. These agreements typically provide that all materials and confidential information developed by or made known to the employee or consultant during his, her or its relationship with us are to be kept confidential, and that all inventions arising out of the employee's relationship with us are our exclusive property. Our employees and consultants may breach these agreements, and in some instances we may not have an adequate remedy. Additionally, in some instances, we may have failed to require that employees and consultants execute confidentiality and assignment-of-inventions agreements.

Foreign laws may not afford us sufficient protections for our intellectual property, and we may not seek patent protection outside the United States.

        We believe that our success depends, in part, upon our ability to obtain international protection for our intellectual property. However, the laws of some foreign countries may not be as comprehensive as those of the United States and may not be sufficient to protect our proprietary rights abroad. In addition, we may decide not to pursue patent protection outside the United States, because of cost and confidentiality concerns. Accordingly, our international competitors could obtain foreign patent protection for, and market overseas, products and technologies for which we are seeking U.S. patent protection and may be able to use these products and technologies to compete against us.

We may not be able to adequately defend our intellectual property from third party infringement, and third party challenges to our intellectual property may adversely affect our rights and be costly and time consuming.

        Some of our competitors have, or are affiliated with companies having, substantially greater resources than we have, and those competitors may be able to sustain the costs of complex patent litigation to a greater degree and for longer periods of time than us. Uncertainties resulting from the initiation and continuation of any patent or related litigation could have a material adverse effect on our ability to compete in the marketplace pending resolution of the disputed matters. If our competitors prepare and file patent applications in the United States that claim technology also claimed by us, we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine the priority of invention, which could result in substantial costs to us, even if the outcome is favorable to us. Similarly, opposition proceedings may occur overseas, which may result in the loss or narrowing of the scope of claims or legal rights. Such proceedings will at least result in delay in the issuance of enforceable claims. An adverse outcome could subject us to significant liabilities to third parties and require us to license disputed rights from third parties or cease using the technology.

A patent issued to us may not be sufficiently broad to protect adequately our rights in intellectual property to which the patent relates.

        Even if patents are issued to us, these patents may not sufficiently protect our interest in our chemical compositions or other technologies because the scope of protection provided by any patents issued to or licensed by us are subject to the uncertainty inherent in patent law. Third parties may be able to design around these patents or develop unique products providing effects similar to our products. In addition, others may discover uses for our chemical compositions or technologies other than those uses covered in our patents, and these other uses may be separately patentable. A number of pharmaceutical and biotechnology companies, and research and academic institutions, have developed technologies, filed patent applications or received patents on various technologies that may be related to our business. Some of these technologies, patent applications or patents may conflict with our technologies, patent applications or patents. These conflicts could also limit the scope of patents, if any, that we may be able to obtain, or result in the denial of our patent applications. We are not currently aware of any such patent applications or patents that could have a material adverse effect on our business.

We may be subject to claims of infringement by third parties.

        Third parties may claim infringement by us of their intellectual property rights. In addition, to the extent our employees are involved in research areas similar to those areas in which they were involved at their former employers, we may be subject to claims that one of our employees, or we, have inadvertently or otherwise used or disclosed the alleged trade secrets or other proprietary information of a former employer. From time to time, we have received letters claiming or suggesting that our products or activities may infringe third party patents or other intellectual property rights. Our products may infringe patent or other intellectual property rights of third parties. A number of patents may have been issued or may be issued in the future that could cover certain aspects of our technology and that could prevent us from using technology that we use or expect to use. We may be required to seek licenses for, or otherwise acquire rights to, technology as a result of claims of infringement. We may not possess proper ownership or access rights to the intellectual property we use. Third parties or other companies may bring infringement suits against us. Any claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In the event of a successful claim of product infringement against us, our failure or inability to license or design around the infringed technology could have a material adverse effect on our business, financial condition and results of operations. We are not currently involved in actions of this type that are material to our business.

RISKS RELATED TO OUR SEPARATION FROM PHARMACOPEIA

We have no current history of operating as an independent company.

        Although Pharmacopeia was operated exclusively as a chemistry-based collaborative drug discovery business prior to its acquisition of Molecular Simulations, Inc. in 1998, our management team has not recently operated our company as a public, stand-alone company, and we will have a new board of directors appointed by Pharmacopeia. Our ability to satisfy our obligations and increase revenues will be solely dependent upon the future performance of the businesses we own and operate, and we will not be able to rely upon the financial and other resources and cash flows of those business lines remaining with Pharmacopeia. Since we do not have an operating history as a separate entity, it will be difficult for anyone to accurately forecast our future revenue and other operating results.

Our historical and pro forma financial information may not be representative of our results as a separate company.

        The historical and pro forma financial information included in this information statement differ from the results of operations, financial condition and cash flows that would have been achieved had we been operated independently during the periods and as of the dates presented. Prior to the distribution, our businesses were operated by Pharmacopeia as part of its broader corporate organization rather than as a stand-alone company. Historically, Pharmacopeia performed certain corporate functions for us, including legal services, treasury administration, insurance administration, internal audit and corporate income tax administration. Following the distribution, Pharmacopeia will not provide assistance to us, other than to provide various corporate support, information systems and human resources services during a transition period.

        We are in the process of creating our own, or engaging third parties to provide, corporate administrative functions to replace many of the corporate administrative functions Pharmacopeia currently provides. We may incur costs for these functions that are higher than the amounts reflected in our historical and pro forma financial information.

        Our historical and pro forma financial information contains assumptions about our expenses that may change after the distribution, such as:

  •
  our historical and pro forma financial information reflects allocations, primarily with respect to corporate overhead, for services provided to us by Pharmacopeia which may not reflect the actual costs we will incur for similar services as a stand-alone company; and

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  our historical and pro forma financial information does not reflect changes that we expect to occur in the future as a result of our separation from Pharmacopeia, including changes in how we fund our operations as well as tax and employee matters.

        Although we believe that our historical and pro forma financial statements allocate to us a reasonable share of such expenses, we cannot assure you that our actual costs will not increase, perhaps substantially, after the distribution. Following the distribution, we also will be responsible for the additional costs associated with being an independent public company, including costs related to corporate governance, listed and registered securities and investor relations matters.

        Accordingly, to the extent that our historical and pro forma financial information is not reflective of what our results of operations, financial condition and cash flows would have been had we been an independent company during the periods presented, that historical and pro forma financial information will not be a reliable indicator of what our results of operations, financial condition and cash flows will be in the future. Therefore, you should not make any assumptions regarding our future performance based on the financial information included in this information statement.

The combined market value of the common stock of Pharmacopeia and our common stock after the distribution may not equal or exceed the pre-distribution market value of Pharmacopeia common stock.

        The combined market value of the outstanding shares of Pharmacopeia common stock and our common stock after the distribution may not be equal to or greater than the market value of the outstanding shares of Pharmacopeia common stock prior to the distribution. After the distribution, we expect that our common stock will be traded on the Nasdaq National Market.

There is no public market for our common stock.

        Our common stock currently is not publicly traded, and while a trading market for the entitlement to receive shares of our common stock, referred to as a "when-issued" market, may or may not develop prior to the distribution, no assurances should be drawn from any such "when issued" market as to the prices at which trading in our common stock will occur, or that such trading will occur at all. After the distribution, the public market will establish trading prices for our common stock. There is no assurance that an active public trading market for our common stock will develop or be sustained. In addition, the smaller size of our market capitalization after the distribution compared to the market capitalization of Pharmacopeia prior to the distribution may result in the loss of stock research analyst coverage of us. The absence of analyst coverage makes it difficult for a company to find and hold a stock market following.

Our stock price may be volatile, and your investment in our stock could decline in value.

        Our quarterly operating results, changes in general conditions in the economy or the financial markets and other developments affecting us or our competitors could cause the market price of our common stock to fluctuate substantially. In recent years, the stock market has experienced significant price and volume fluctuations.

        While we are unaware of a specific reason that any of the following factors will have a material impact on our stock price, the following factors, in addition to the factors described in the other risk factors contained in this document, may have a significant impact on the market price of our common stock:

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  announcements of technological innovations or new commercial products by our competitors or us;

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  announcements by us or our competitors of significant acquisitions, strategic partnerships or joint ventures;

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  developments concerning proprietary rights, including patents;

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  publicity concerning the status of potential drug products under development by us or our collaborators or our competitors and their partners;

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  litigation;

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  economic and other external factors or other disasters or crises;

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  actual or anticipated period-to-period fluctuations in our financial results;

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  changes in financial estimates prepared by securities analysts; and

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  the general performance of the equity markets and, in particular, the biopharmaceutical sector of the equity markets.

If the distribution is taxable, you could be required to pay tax on the fair market value of the shares of our common stock you receive in the distribution and Pharmacopeia could incur a corporate tax liability.

        The distribution is conditioned upon Pharmacopeia's receipt of an opinion from Dechert LLP, its tax counsel, that for U.S. federal income tax purposes the receipt of PDD shares by Pharmacopeia stockholders will be tax-free, except to the extent cash is received in lieu of fractional shares. Although we believe this opinion to be accurate, it is not binding on the Internal Revenue Service, which could determine our separation and distribution to be taxable. In addition, certain future events that may or may not be within the control of Pharmacopeia or PDD, including certain extraordinary purchases of Pharmacopeia common stock or our common stock, could cause the distribution not to qualify as tax-free.

        If the distribution fails to qualify as a tax-free distribution for U.S. federal income tax purposes, Pharmacopeia stockholders who receive shares of our common stock in the distribution would be treated as if they had received a taxable distribution in an amount equal to the fair market value of our common stock received. The amount of the taxable distribution would be taxed as a dividend to the extent of Pharmacopeia's current and accumulated earnings and profits.

        If the distribution fails to qualify as a tax-free distribution for U.S. federal income tax purposes to Pharmacopeia stockholders, then, in general, a corporate income tax could also be payable on the excess of the fair market value of the stock over Pharmacopeia's adjusted tax basis in the stock at the time of the distribution by the combined tax group of which Pharmacopeia is the common parent.

Pharmacopeia could incur a corporate tax liability for which we could be responsible under some circumstances.

        Even if the distribution qualifies as a tax-free distribution to Pharmacopeia stockholders, Pharmacopeia could be subject to corporate income tax under section 355(e) of the Internal Revenue Code of 1986, as amended (the "Code"), on gain inherent in our stock if one or more persons acquire a 50% or greater interest in us as part of a plan or series of related transactions that included the distribution. Any acquisition that occurs during the four-year period beginning two years before the distribution will be presumed to be part of a plan or a series of transactions relating to the distribution. Under the tax sharing and indemnification agreement, we may bear any related taxes that arise from the application of section 355(e) in such circumstances.

We may be required to indemnify Pharmacopeia, or may not be able to collect on indemnification rights from Pharmacopeia.

        Under the terms of the master separation and distribution agreement and the tax sharing and indemnification agreement, we and Pharmacopeia will agree to indemnify one another from and after the distribution with respect to the indebtedness, liabilities and obligations that will be retained by our respective companies. These indemnification obligations could be significant. Our ability to satisfy any such indemnification obligations will depend upon the future financial strength of our company. We cannot determine whether we will have to indemnify Pharmacopeia for any substantial obligations after the distribution. We also cannot assure you that, if Pharmacopeia becomes obligated to indemnify us for any substantial obligations, Pharmacopeia will have the ability to satisfy those obligations. Any payment by Pharmacopeia or us pursuant to these indemnification provisions could have a material adverse effect on its business. Any failure by Pharmacopeia or us to satisfy its indemnification obligations could have a material adverse effect on the other company's business.

Following the distribution, we may need to obtain financing on a stand-alone basis, which may be difficult because our financial and other resources may not be as strong as those of Pharmacopeia prior to the distribution.

        Historically, all of our financing was done by Pharmacopeia at the parent level. Pharmacopeia was able to use its overall balance sheet to finance our operations. Any future financing that we may need to obtain will have to be raised on a stand-alone basis without reference to or reliance on Pharmacopeia's financial condition and will be based upon our balance sheet. In addition, we may be required to agree to abide by restrictive covenants that may limit our ability to do business as a condition to securing debt or equity financing. Following the distribution, we may not be able to secure adequate debt or equity financing on desirable terms or at all. Following the distribution, we will have less financial and other resources than Pharmacopeia. Our ability to obtain financing, and the terms thereof, will in large part depend on our financial condition and performance. There can be no assurance that we will be able to obtain financing after the distribution. The cost to us of stand-alone financing may be materially higher than the cost of financing that we incurred as part of Pharmacopeia.

Substantial sales of our common stock following the distribution could depress the market price of our common stock.

        All of the shares of our common stock issued in the distribution, other than shares issued to our affiliates, will be eligible for immediate resale in the public market. It is possible that some Pharmacopeia stockholders will sell shares of our common stock received in the distribution for various reasons, including the fact that our business profile or market capitalization as an independent company does not fit their investment objectives. As of January 31, 2003, the persons known by Pharmacopeia based upon public filings to be its seven largest stockholders held approximately 60% of its outstanding common stock. Assuming that such ownership of Pharmacopeia shares does not change between such date and the distribution, such holders will hold approximately 60% of our shares immediately after the distribution. As a result, substantial sales of our shares by one or more these stockholders could depress the market price for our shares. If one or more of these major stockholders, or any other significant stockholder, were to sell all or a portion of its holdings, or if the market were to perceive that such sale or sales may occur, the market price of our common stock may fall significantly. We cannot predict whether substantial amounts of our common stock will be sold in the open market following the distribution.

FORWARD-LOOKING STATEMENTS

        This information statement contains forward-looking statements regarding us and our business, financial condition, results of operations and prospects. Such forward-looking statements include those which express plans, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact. We have based these forward-looking statements on our current expectations and projections about future events and they are subject to risks and uncertainties known and unknown which could cause actual results and developments to differ materially from those expressed or implied in such statements. These forward-looking statements include statements about the following:

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  our intentions regarding the establishment of drug discovery collaborations with leading pharmaceutical and biotechnology organizations;

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  our ability to build our pipeline of novel drug candidates, both through third party collaborations and our own internally-funded drug discovery programs;

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  our intentions to build upon our position as a leading chemistry services provider;

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  our expectations regarding the potential benefits to us of the separation of PDD and Pharmacopeia;

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  our anticipated operating results, financial condition, liquidity and capital resources;

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  our plan to build and capitalize on our extensive database of chemical reactions;

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  our belief that pharmaceutical companies will continue to outsource chemistry services at increasing rates;

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  our expectations concerning the development priorities of our collaborative partners, and their ability to successfully develop compounds;

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  our expectations concerning the legal protections afforded by U.S. and international patent laws;

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  our beliefs as to the trends and opportunities impacting us and our industry;

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  our estimates of the market opportunity for our product candidates;

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  our ability to raise additional capital;

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  our ability to acquire or invest in complementary businesses or technologies, or to in-license potential product candidates;

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  the distribution of our common stock by Pharmacopeia;

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  our intention to list our shares on The Nasdaq National Market;

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  our intentions as to the distribution being tax-free to Pharmacopeia and its stockholders for federal income tax purposes and under section 355 of the Code;

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  our relationship with Pharmacopeia after the distribution; and

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  our expectations concerning the composition of our board of directors and executive management group.

        Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this information statement. Factors that could cause or contribute to differences in results and outcomes include, without limitation, those discussed in "Risk Factors" above, such as uncertain revenue levels, rapidly changing technologies, acquisition-related uncertainties, stock price volatility, and other factors as discussed elsewhere in this information statement.

        We urge you to carefully read and consider the disclosures found in this information statement. Readers are urged not to place undue reliance on any forward-looking statements, which speak only as of the date of this information statement, and any of which may turn our to be wrong due to inaccurate assumptions, unknown risks, uncertainties or other factors. We undertake no obligation to (and expressly disclaim any such obligation to) revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this information statement.

THE DISTRIBUTION

Introduction

        On December 18, 2003, Pharmacopeia announced that its board of directors had approved in principle a plan to distribute PDD common stock to all holders of outstanding Pharmacopeia common stock. On April 14, 2004, the Pharmacopeia board of directors formally approved the distribution and declared a dividend payable to each holder of record of Pharmacopeia common stock at the close of business on the record date of one share of PDD common stock for every two shares of Pharmacopeia common stock held by such holder as of the close of business on the record date.

        On or before the distribution date, Pharmacopeia will deliver all of the outstanding shares of PDD common stock to the distribution agent for transfer and distribution to the holders of record of Pharmacopeia common stock as of the close of business on the record date. The distribution is expected to be made on or about April 30, 2004. Under the terms of the master separation and distribution agreement between Pharmacopeia and us, Pharmacopeia, in its sole discretion, may withdraw the proposed distribution without liability at any time prior to the time that the distribution is effected. In addition to Pharmacopeia having the right to withdraw the distribution at any time for any reason or no reason at all, the conditions discussed below under the caption "Manner of Effecting the Distribution" must be satisfied or waived by Pharmacopeia prior to the distribution being effectuated.

        Questions relating to the distribution prior to the distribution date or relating to transfers of PDD common stock after the distribution date should be directed to: Brian Posner, Vice President, Finance, at (609) 452-3600.

Reasons for the Distribution

        Pharmacopeia has advised us that it believes that separating PDD from Pharmacopeia will resolve difficulties Pharmacopeia has encountered regarding the effective operation and development of Pharmacopeia's drug discovery and software businesses within a single publicly-traded corporation. The Pharmacopeia software business and our drug discovery business have different operating and financial models. We are a research-based collaborative drug discovery entity, aiming to identify and optimize chemical compounds that might be developed into pharmaceutical products. The process of developing compounds, testing their efficacy and safety, securing required government approvals for prospective products and patenting the discoveries made through our collaborative and proprietary efforts involves an extended timeline of many years. Therefore, the financial benefits and investment returns for our principal efforts may not be realized, if at all, for many years. Further, the sales cycle for collaborative drug discovery can be protracted because each relationship is individually conceived, developed and negotiated. Success in our business is difficult to predict because the failure rate for potential therapeutics is extremely high and whether a development program will succeed may not be determinable for many years. As a result, strategic decisions typically are made with a long-term view, as attainment of the main objective of the business (the development of pharmaceutical products based on collaborative and internal drug discovery) can be a decade or more away.

        By contrast, successful operation of Pharmacopeia's software business is characterized by consistent, predictable growth in revenue and earnings. In this business, there is a focus on more rapid development and enhancement of products and services, and a client service approach, to meet the demands of high technology customers. Obsolescence occurs at a fast pace; therefore, product development and implementation must be expedited. The business is highly sales driven, employing large sales, marketing and customer support organizations to build business. Therefore, the software business must be highly focused on the prompt delivery of high value added technologies that will provide immediate benefits to the end user, and timely financial and investment returns for the business.

        The significant difference in the business models of the two units pervades their operations and affects many critical decisions affecting vital resources. The attempt to reconcile these divergent philosophies has been a source of tension between the units, and often has required management to compromise in a way that is unsatisfactory for each business. For example, relationships we would otherwise have concluded with new companies, and investments we would otherwise have made in compelling new technologies, have been abandoned because the benefits from the transaction are years away and the burden of supporting the new business (or developing the new technology) would negatively affect Pharmacopeia's reported results in the short term.

        Operation under a single holding company structure has also deprived each unit of its own equity "currency" for acquisitions or investments. For example, under the existing structure, an acquisition of a software business in exchange for Pharmacopeia stock would involve an investment by the sellers in a hybrid software and drug discovery operation. This has proven to be an obstacle to completing desirable transactions for both Pharmacopeia and our business.

        Moreover, management of the combined business has been hindered by the geographic separation of the management group between our headquarters in New Jersey and the software business' headquarters in California.

        Further, operation under a holding company structure (in which there are management layers at the Pharmacopeia corporate level, drug discovery business and software business) has created incremental costs that neither our business nor the software unit can afford. In addition, the combination of two discrete businesses under a single holding company has hampered management's ability to recruit the best management talent because the equity compensation so crucial to successful hiring of leaders is diluted and therefore less attractive, as performance of the stock is not tied exclusively to the performance of the manager's particular business unit.

        As a result, Pharmacopeia has advised us that it believes the distribution will enhance the performance of both Pharmacopeia and PDD by providing both companies with greater managerial, operational and financial focus to better respond to market conditions in their respective business environments. The distribution also should enable investors to better evaluate the financial performance of each company, thereby increasing the likelihood of appropriate market valuation of the securities of each company. The discussion of the reasons for the distribution set forth herein includes forward-looking statements that are based on numerous assumptions with respect to the trading characteristics of the PDD common stock, and the ability of PDD management to successfully take advantage of growth and acquisition and alliance opportunities and to successfully operate as a stand-alone company. Many of such factors are discussed above under the captions "Forward-Looking Statements" and "Risk Factors."

        Strategic focus on single business. The distribution should be beneficial to Pharmacopeia and PDD because it will enable the management of each company to formulate strategies focused solely on the respective customers and business requirements of each company and to develop capital allocation and investment priorities designed to maximize financial performance.

        The distribution will also permit Pharmacopeia and PDD to design incentive compensation programs that relate more directly to their own business characteristics and performance and will provide each company with a publicly traded equity security in a single line of business company for use in its compensation programs, helping each company to attract and retain qualified executives.

        Investor assessment. Investors should be able to evaluate better the financial performance of PDD and its strategies, thereby enhancing the likelihood that it will achieve appropriate market valuation.

        Facilitate growth of PDD. PDD may pursue potential merger and acquisition, joint venture, alliance and growth opportunities in businesses similar to the PDD business. We believe separation of the business will enable each management team to identify, evaluate and structure acquisition and investment opportunities based on the needs of the particular unit, not the combined entity. For example, as a separate entity, we may pursue an acquisition of a company that is not currently profitable, but which has proprietary technology that we view as beneficial to our business and warrants the investment despite the target's operating results. Under the current holding company structure, completion of such a transaction would be highly problematic. Further, as a result of the distribution, we will have our own stock to use as acquisition and investment currency. We believe this will make stock acquisitions and investments by us more attractive to target companies, as the acquisition consideration they would receive in the transaction would be directly tied to performance of our business and that of the acquired company (rather than to these businesses plus a large software operation). This should provide us another advantage we currently do not enjoy, as it will facilitate the retention (through restricted stock grants or the issuance of stock options in PDD) of key individuals of the target company who otherwise might not be as motivated to remain with us if their stock were to be in a hybrid software and drug discovery company.

Distribution Agent

        The distribution agent is American Stock Transfer & Trust Company.

Manner of Effecting the Distribution

        The general terms and conditions relating to the distribution will be set forth in the master separation and distribution agreement to be executed on or prior to the distribution date between Pharmacopeia and us. See "Relationship Between Pharmacopeia and PDD After the Distribution—Master Separation and Distribution Agreement."

        Prior to the distribution being effectuated, certain conditions enumerated in the master separation and distribution agreement must be either satisfied or waived by Pharamacopeia. These conditions include:

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  the Form 10 being declared effective under the Securities Exchange Act of 1934 (the "Exchange Act");

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  the mailing of the Information Statement to Pharmacopeia's stockholders;

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  the receipt of all permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of foreign jurisdictions in connection with the distribution;

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  the approval of PDD common stock for listing on The Nasdaq National Market;

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  PDD's organizational documents being valid and effective;

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  all ancillary agreements as we and Pharmacopeia may have agreed are necessary or desirable to achieve the purposes of the distribution being duly executed and delivered and being in full force and effect;

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  any material governmental approval being in full force and effect; and

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  the absence of any order, injunction or decree issued by any court or agency or other legal restraint or prohibition preventing the consummation of all or any portion of the distribution.

        In the event that all conditions to the distribution are satisfied or waived, and subject to the right of the board of directors of Pharmacopeia to provide final approval for the distribution or to abandon the distribution and related transactions, in its sole discretion and for any reason or no reason at all, the distribution will be made on or about the distribution date to stockholders of record of Pharmacopeia on the record date. As part of the spin-off, PDD will be adopting a book-entry share transfer and registration system for PDD common stock. Instead of receiving physical share certificates, registered holders will receive one share of our common stock for every two shares of Pharmacopeia common stock held by them on the record date, which shares of our common stock will be credited to book-entry accounts established for them by the distribution agent. The distribution agent will mail an account statement to each registered holder stating the number of shares of PDD common stock credited to such holder's account. For stockholders who own Pharmacopeia common stock through a broker or other nominee, their shares of PDD common stock will be credited to their account by the broker or other nominee. After the distribution, holders may request that their shares of PDD common stock be transferred to a brokerage or other account at any time, as well as delivery of physical stock certificates for their shares, in each case without charge.

        Fractional shares of our common stock will not be issued to holders of Pharmacopeia common stock as part of the distribution nor credited to book-entry accounts. Instead, the distribution agent will aggregate fractional shares into whole shares and sell them in the open market at then-prevailing prices on behalf of holders who otherwise would be entitled to receive fractional share interests, and such persons will receive a cash payment in the amount of their pro rata share of the net sale proceeds. The distribution agent, in its sole discretion, without any influence from Pharmacopeia or PDD, will determine when, how, through which broker-dealer and at what price to sell such whole shares. Any broker-dealer used by the distribution agent will not be an affiliate of either Pharmacopeia or PDD. Sales of fractional shares of our common stock are expected to be made as soon as practicable after the distribution date, and checks representing proceeds of these sales will be mailed thereafter. Pharmacopeia will bear the cost of brokerage commissions incurred in connection with such sales. See "The Distribution—Certain U.S. Federal Income Tax Consequences" for a discussion of the federal income tax treatment of fractional share interests. None of Pharmacopeia, the distribution agent nor we guarantee that you will receive any minimum sale price for your fractional shares of PDD common stock. You will not be paid any interest on the proceeds of the sale.

        Holders of Pharmacopeia common stock will not be required to pay any cash or other consideration for the shares of our common stock received in the distribution or to surrender or exchange shares of Pharmacopeia common stock or take any other action in order to receive our common stock. The distribution will not affect the number of, or the rights attaching to, the outstanding shares of Pharmacopeia common stock.

        Holders of Pharmacopeia common stock should not send certificates to Pharmacopeia, PDD or the distribution agent. Shares of our common stock will be credited to book-entry accounts by the distribution agent on or about May 3, 2004. Pharmacopeia stock certificates will continue to represent shares of Pharmacopeia common stock after the distribution in the same amount of shares shown on the certificates.

Treatment of Options; Grants of Restricted PDD Shares

        Generally, any outstanding options to purchase Pharmacopeia common stock (the "Pharmacopeia Options") issued under the Pharmacopeia, Inc. 1994 Incentive Stock Plan, the Pharmacopeia, Inc. 1995 Director Option Plan and the Pharmacopeia, Inc. 2000 Stock Option Plan (collectively, the "Pharmacopeia Stock Option Plans") will be adjusted or converted to maintain the then existing intrinsic value of the Pharmacopeia Options and maintain the ratio of the then existing exercise price per share to the market value per share in accordance with applicable accounting standards.

Pharmacopeia Employee Options

        Options held by recipients, other than Key Recipients (as defined below), who remain employees of Pharmacopeia will remain outstanding in accordance with and subject to their terms (including terms relating to vesting and exercisability), but will be adjusted in a manner determined by the Compensation Committee of Pharmacopeia's board of directors.

PDD Employee Options

        Prior to the distribution date, we will adopt a stock incentive plan for the benefit of our employees, consultants and non-employee directors ("PDD Stock Incentive Plan"). The PDD Stock Incentive Plan is described in the "Management" section of this information statement. Except for Key Recipients, recipients of unexercised Pharmacopeia Options before the distribution date who become our employees, consultants or directors on the distribution date, will have each of their Pharmacopeia Options converted into options to purchase PDD common stock ("PDD Options") under the PDD Stock Incentive Plan. The terms of this conversion will be determined by reference to, and in consideration of, the ratio of the market price of Pharmacopeia common stock and PDD common stock immediately after the distribution (the "PDD Ratio"). The objective will be to preserve the then intrinsic value of the existing Pharmacopeia Options; as a result, conversion is not expected to result in a compensation charge to either Pharmacopeia or PDD. Following these events, the aggregate market value of the PDD common stock purchasable under the PDD Options immediately after the distribution should be approximately equal to the aggregate market value of the Pharmacopeia common stock that was purchasable under the Pharmacopeia Options immediately before the distribution, with the aggregate exercise price of the PDD Options being the same as the Pharmacopeia Options (except to the extent the number of shares purchasable is rounded down to the nearest whole share). The term, vesting and other terms of the PDD Options will be the same as the terms of the current Pharmacopeia Options.

Director and Key Recipient Options

        The Pharmacopeia Options held by the directors of Pharmacopeia (including Dr. Mollica) and the portions of the Pharmacopeia Options held by the key employees and consultants listed below who have made significant contributions to both the PDD business and the Pharmacopeia business (the "Key Recipients"), will be treated as follows: Seventy percent (70%) of the directors' Pharmacopeia Options, and seventy percent (70%) of the unexercised vested Pharmacopeia Options held by the Key Recipients, will remain Pharmacopeia Options outstanding under the Pharmacopeia Stock Option Plans in accordance with the terms of the Pharmacopeia Stock Option Plans and their Pharmacopeia Option award agreements. These Pharmacopeia Options will be adjusted in the same manner as described above for recipients who remain Pharmacopeia employees, and to account for certain of the Key Recipients no longer serving as employees of or consultants to Pharmacopeia after the distribution. The remaining thirty percent (30%) of the directors' Pharmacopeia Options, and the remaining thirty percent (30%) of the unexercised vested Pharmacopeia Options held by the Key Recipients, will be converted to PDD Options in the same manner as described above for recipients who become PDD employees on the distribution date.

        As in the case of the Pharmacopeia Options held by current Pharmacopeia employees who are not Key Recipients, the allocation of the directors' options and the Key Recipients' existing vested options seventy percent (70%) to Pharmacopeia Options and thirty percent (30%) to PDD Options is intended to preserve the then intrinsic value of the existing Pharmacopeia Options held by the directors and Key Recipients. As a result, treatment of the directors' Pharmacopeia Options, and the Key Recipient's vested unexercised Pharmacopeia Options, in this manner is not expected to result in a compensation charge to either Pharmacopeia or PDD.

        The portions of the Pharmacopeia Options which have not vested held by Key Recipients (other than Mr. Hanlon) will be converted to PDD Options in the same manner as described above for recipients who become PDD employees on the distribution date. Mr. Hanlon's unvested Pharmacopeia Options will remain outstanding, and will be adjusted in the same manner as described above for employees who remain Pharmacopeia employees.

        Following this allocation, the aggregate market value of the Pharmacopeia and PDD stock purchasable under the Pharmacopeia Options and PDD Options, respectively, held by the directors and Key Recipients immediately after the distribution should be approximately equal to the aggregate market value of the Pharmacopeia stock that was purchasable by the directors and Key Recipients under the Pharmacopeia Options immediately before the distribution.

        The Key Recipients are John J. Hanlon, Michael G. Lenahan, William J. DeLorbe, Ph.D. and Walter C. Greenblatt.

Restricted PDD Shares

        The PDD Employee Stock Incentive Plan will also provide for the award of restricted shares of PDD common stock ("Restricted PDD Shares"). These awards will be made to certain of our key employees and will be subject to the terms determined by the Compensation Committee of the board of directors of PDD and the terms of the Plan, which is described below. The restricted stock will vest pro rata over a period of at least three years. Awards of restricted shares to non-employee directors will be made under the PDD Director Stock Incentive Plan.

Other Benefits

        On the distribution date, Pharmacopeia will amend the Pharmacopeia, Inc. Employee Stock Purchase Plan ("Pharmacopeia ESPP") to provide that amounts contributed by our employees will be transferred to us and applied to the purchase of our stock under our new Employee Stock Purchase Plan ("PDP ESPP"). The rights to purchase Pharmacopeia's stock will be converted into rights to purchase our stock in the same manner as described above for PDD Employee Options. We will adopt our own Employee Stock Purchase Plan ("PDD ESPP") for the benefit of our employees on or after the distribution date. The PDD ESPP is described below in the "Management" section of this information statement.

        As of the distribution date, our employees will generally continue participation in Pharmacopeia's employee benefit plans through the remainder of 2004 although we may establish separate plans for the benefit of our employees prior to 2005. After 2004, we will adopt our own employee benefit plans, and we will generally recognize, among other things, our employees' past service with Pharmacopeia under our employee benefit plans. The arrangement to continue participation in the Pharmacopeia plans and other employee matters will be pursuant to the employee matters agreement. Except as specifically provided therein, nothing in the employee matters agreement restricts Pharmacopeia's or our ability to amend, terminate or cease participation in any of their or our respective employee benefit plans after the distribution date. The employee matters agreement is described below in "Relationship Between Pharmacopeia and PDD After the Distribution—Employee Matters Agreement."

        Pharmacopeia and we will continue to sponsor and retain liability for any employee benefits plans maintained outside the United States with respect to their and our respective employees.

Results of the Distribution

        Following the distribution, we will be a separate public company. The number and identity of the holders of our common stock immediately following the distribution will be substantially the same as the number and identity of the holders of Pharmacopeia common stock on the record date. Immediately following the distribution we expect to have approximately 439 holders of record of our common stock holding 12,156,035 distributed shares of common stock, based on the number of stockholders of record of Pharmacopeia common stock and the number of outstanding shares of Pharmacopeia common stock as of the close of business on April 9, 2004 and the distribution ratio of one share of PDD common stock for every two shares of Pharmacopeia common stock. The actual number of shares of our common stock to be distributed will be determined as of the record date. The distribution will not affect the number of shares outstanding of Pharmacopeia common stock or any rights of holders of Pharmacopeia common stock.

Certain U.S. Federal Income Tax Consequences

        The following discussion summarizes the material U.S. federal income tax consequences resulting from the distribution. This discussion is based upon the U.S. federal income tax laws and regulations now in effect and as currently interpreted and does not take into account possible changes in such tax laws or such interpretations, any of which may be applied retroactively.

        The following summary is for general information only and may not be applicable to you if you received your shares of Pharmacopeia stock pursuant to an employee benefit plan or if you are otherwise subject to special treatment under the Code. Your individual circumstances may affect the tax consequences of the distribution to you. In addition, no information is provided with respect to tax consequences under any applicable foreign, state, or local laws. Consequently, you are advised to consult your own tax advisor as to the specific consequences of the distribution and the effect of possible changes in tax laws.

        Under current Internal Revenue Service policy, advance rulings will not be issued for certain significant aspects of spin-off transactions. Therefore, neither Pharmacopeia nor PDD has requested an advance ruling from the Internal Revenue Service as to the tax consequences of the distribution.

        General.    Pharmacopeia and PDD intend for the distribution to be tax-free for federal income tax purposes, except for cash received in lieu of fractional shares. The distribution is conditioned upon the receipt by Pharmacopeia of an opinion that for U.S. federal income tax purposes, neither Pharmacopeia nor PDD will recognize any gain in connection with the distribution, and that the receipt of PDD shares by Pharmacopeia stockholders will be tax-free. Assuming the opinion is accurate, and assuming that the Pharmacopeia stock is a capital asset in the hands of a Pharmacopeia stockholder:

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  Neither Pharmacopeia nor PDD will recognize any gain or loss on the distribution of shares of PDD common stock to Pharmacopeia stockholders.

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  A Pharmacopeia stockholder will not recognize any income, gain or loss as a result of the receipt of shares of PDD common stock in the distribution.

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  A Pharmacopeia stockholder's holding period for the shares of PDD common stock received in the distribution will include the holding period for which that stockholder's Pharmacopeia shares were held.

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  A Pharmacopeia stockholder's aggregate tax basis for his, her or its Pharmacopeia common stock and shares of PDD common stock immediately after the distribution will equal the aggregate tax basis of that stockholder's shares of Pharmacopeia common stock immediately before the distribution (including an amount considered attributable to a fractional share), with the aggregate basis being allocated between the shares of Pharmacopeia common stock and shares of PDD common stock in proportion to their respective fair market values at the time of the distribution.

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  A Pharmacopeia stockholder that receives cash in lieu of a fractional share of PDD common stock will be treated as if he, she or it had received the fractional share in the tax-free distribution and then sold the share for the cash received in lieu thereof.

        The opinion of Dechert LLP is subject to certain assumptions and the accuracy and completeness of certain factual representations and statements made by Pharmacopeia, PDD, and their management, and certain other data, documentation and other materials that Dechert LLP deemed necessary for purposes of its opinion. This opinion represents the view of Dechert LLP as to the interpretation of existing tax law and, accordingly, the opinion is not binding on the Internal Revenue Service or the courts and no assurance can be given that the Internal Revenue Service or the courts will agree with the opinion.

        If the distribution does not quality as a tax-free distribution under section 355 of the Code, (i) Pharmacopeia would recognize gain for federal income tax purposes in an amount equal to the excess of the fair market value of the PDD shares on the distribution date over Pharmacopeia's adjusted tax basis in those shares on that date, and (ii) each Pharmacopeia stockholder who receives PDD shares in the distribution generally would be treated as receiving a taxable distribution in an amount equal to the fair market value of those shares on the distribution date, taxed first as a dividend to the extent of that holder's pro rata share of Pharmacopeia's current and accumulated earnings and profits (and increased to reflect any Pharmacopeia gain on a taxable distribution as discussed above), and then as a nontaxable return of capital to the extent of that holder's tax basis in the shares of Pharmacopeia stock, with any remaining amount taxed as capital gains (provided that the Pharmacopeia shares were held by that shareholder as a capital asset on the distribution date). Shareholders that are corporations may be subject to additional special provisions dealing with taxable distributions, such as the dividends received deduction and the extraordinary dividend rules.

        In addition, under section 355(e) of the Code, even if the distribution qualifies as tax-free, the distribution could nevertheless become taxable to Pharmacopeia (but not Pharmacopeia stockholders) if Pharmacopeia or PDD were to undergo a change in control pursuant to a plan or series of related transactions that include the distribution. Any transaction that occurs within the four-year period beginning two years before the distribution date is presumed to be part of a plan or a series of related transactions that include the distribution unless Pharmacopeia establishes otherwise. In this context, a change in control generally means a shift in 50% or more of the ownership of either Pharmacopeia or PDD. Examples of such a change in control could include an acquisition (including acquisitions that are neither planned nor accepted by the board of the company being acquired), the issuance of a significant amount of additional shares, and certain redemptions.

  Indemnification

        If the Internal Revenue Service determines that the distribution does not qualify as a tax-free distribution under section 355 of the Code, we will be required to indemnify Pharmacopeia for the additional taxes it incurs as a result of that determination if we breach certain covenants set forth in the tax sharing and indemnification agreement.

        For a full description of the agreement pursuant to which Pharmacopeia and PDD have provided for certain tax disaffiliation and other tax-related matters, see "Relationship Between Pharmacopeia and PDD After the Distribution — Tax Sharing and Indemnification Agreement."

        Information Reporting.    Current Treasury Regulations require you to attach to your federal income tax return a detailed statement setting forth such data as may be appropriate in order to show the applicability of section 355 of the Code to the distribution. Pharmacopeia will provide appropriate information to each holder of record of Pharmacopeia common stock as of the record date.

Approval and Trading of the Shares of PDD Common Stock

        There is no existing market for our common stock. We have applied for quotation of our common stock on The Nasdaq National Market. We anticipate that our common stock will be traded on The Nasdaq National Market under the symbol "PCOP." Historically, it is typical for a "when issued" market to develop on or after the record date with respect to the common stock of a company that has been accepted for quotation on The Nasdaq National Market and registered under the Exchange Act. The term "when-issued" means that shares can be traded prior to the time certificates are actually available or issued. Therefore, if our common stock is accepted for quotation, a "when-issued" trading market may or may not develop on or about the record date with respect to these shares. Regardless of any development of a "when issued" market or the characteristics of any such "when issued" market with respect to our common stock, there can be no assurances about the trading prices for our common stock before or after the distribution date, and until the shares of our common stock are fully distributed and an orderly market develops, the trading prices for such securities may fluctuate. There is no assurance that an active public trading market for our common stock will develop or be sustained. Prices for our common stock will be determined in the trading markets and may be influenced by many factors, including the depth and liquidity of the market for such securities, developments affecting our business generally, the impact of the factors referred to in "Risk Factors," investor perceptions of our company and its business, our operating results, our dividend policies and general economic and market conditions. See "Risk Factors—Risks Related to Our Business and Industry."

        Since February 27, 2004, shares of Pharmacopeia common stock have traded on the Nasdaq National Market under the symbol "ACCL." After the distribution, we expect shares of Pharmacopeia common stock to continue to trade on The Nasdaq National Market under "ACCL." In addition, Pharmacopeia intends to request that its stockholders approve a change in its name to "Accelrys, Inc." at its next regularly occurring annual meeting of stockholders. After the distribution, the trading price of Pharmacopeia common stock may be lower than the trading price immediately prior to the distribution. Until the market has evaluated the operations of Pharmacopeia without PDD, the trading price of Pharmacopeia common stock may fluctuate. In addition, the combined trading prices of our common stock and Pharmacopeia common stock held by stockholders after the distribution may be less than, equal to or greater than the trading price of Pharmacopeia common stock prior to the distribution.

        It is important to note that if you sell your shares of Pharmacopeia common stock between the record date and the distribution date in the "regular way" market, you will be selling your right to receive shares of PDD common stock in the distribution.

        The transfer agent and registrar for the PDD common stock will be American Stock Transfer & Trust Company.

        For certain information regarding options to purchase PDD common stock that will be granted in connection with the distribution, see "Relationship Between Pharmacopeia and PDD After the Distribution" and "Management—Director Compensation and Other Arrangements" and "—Executive Compensation."

        Shares of our common stock distributed to Pharmacopeia stockholders in the distribution will be freely transferable under the Securities Act, except for shares of our common stock received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the distribution generally include individuals or entities that control, are controlled by, or are under common control with, our company, and may include certain of our officers, directors or principal stockholders. After we become a publicly-traded company, securities held by persons who are our affiliates will be subject to resale restrictions under the Securities Act. Our affiliates will be permitted to sell shares of our common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act. Our affiliates will own approximately 3,375,648 shares of our common stock.

Reasons for Furnishing this Information Statement

        This information statement is being furnished solely to provide information to Pharmacopeia stockholders who will receive shares of our common stock in the distribution as required by applicable law. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any securities of Pharmacopeia or of us. The information contained in this information statement is believed by Pharmacopeia and by us to be accurate as of the date set forth on its cover. Changes may occur after that date, and neither Pharmacopeia nor we will update the information except in the normal course of its or our public disclosure practices.

RELATIONSHIP BETWEEN PHARMACOPEIA
AND PDD AFTER THE DISTRIBUTION

        Prior to the distribution, we have been wholly owned by Pharmacopeia. Prior to the distribution, our business has been under the control of Pharmacopeia, and the results of operations of our business have been included in Pharmacopeia's consolidated financial statements and results of operations and historically have been reported as part of the drug discovery segment of Pharmacopeia. After the distribution, Pharmacopeia will not have any ownership interest in us, and we will be an independent publicly traded company. In addition, after the distribution, we will not have any ownership interest in Pharmacopeia. Furthermore, all contractual relationships existing prior to the distribution between Pharmacopeia, on the one hand, and us, on the other, will be terminated except as described below.

        For purposes of governing certain of the ongoing relationships between Pharmacopeia and us after the distribution and to provide for an orderly transition to the status of two independent companies, Pharmacopeia and we will enter into the agreements described in this section prior to the distribution. The agreements will govern the relationship between Pharmacopeia and us subsequent to the distribution and provide for the allocation of tax, employee benefits and certain other liabilities and obligations arising from periods prior to the distribution. Copies of the forms of such agreements are filed as exhibits to our Registration Statement on Form 10 in respect of the registration of our common stock under the Exchange Act. We encourage you to read the full text of these material agreements.

        The following description provides an accurate description of all material terms of such agreements.

Master Separation and Distribution Agreement

        Pharmacopeia, Accelrys, a wholly-owned subsidiary of Pharmacopeia, and we will enter into a master separation and distribution agreement providing for, among other things, certain corporate transactions required to effect the distribution and other arrangements between Pharmacopeia and us subsequent to the distribution. In particular, the business, assets and liabilities necessary for the continuation of our business will be owned, directly or indirectly, by us and Pharmacopeia's remaining business, assets and liabilities will be owned, directly or indirectly, by Accelrys.

        Pursuant to the master separation and distribution agreement, we will adopt an amended and restated certificate of incorporation and amended and restated bylaws at or prior to the distribution date. Additionally, we and Pharmacopeia will execute an employee matters agreement, a tax sharing and indemnification agreement, a transition services agreement, a patent and software license agreement and any other agreements that are necessary or desirable in order to achieve the purposes of the master separation and distribution agreement.

        Prior to the distribution, Pharmacopeia will transfer to us certain licenses, permits, agreements, intellectual property, inventory, machinery, books and any remaining assets that relate exclusively to our business. Accordingly, we will transfer to Accelrys certain licenses, permits, agreement, intellectual property, machinery, books and any remaining assets that relate exclusively to Accelrys' business. Any license, permit, agreement, intellectual property, inventory, machinery, book or remaining asset that inures to the benefit of Pharmacopeia and us is assigned in part so that each of us is entitled to the rights and benefits inuring to the respective business. Any assets held by Pharmacopeia after giving effect to the above transactions (other than our common stock) will be transferred to Accelrys.

        We and Pharmacopeia agree to use our commercially reasonable efforts to obtain any third-party consents or approvals required to consummate the master separation and distribution agreement and related transactions. The master separation and distribution agreement also provides for the settlement of intercompany receivables, payables and loans. Furthermore, we agree to assume and discharge all of our liabilities under the master separation and distribution agreement and all liabilities, whether arising before, on or after the distribution date, of or relating to us or arising from or in connection with our business (excluding liabilities for taxes, which are governed by the tax sharing and indemnification agreement, and liabilities specifically retained or assumed by Pharmacopeia pursuant to the master separation and distribution agreement).

        The master separation and distribution agreement also provides for the conditions precedent to, and mechanics of, the distribution. For a discussion of such conditions and mechanics, see "The Distribution—Manner of Effecting the Distribution." Under the terms of the master separation and distribution agreement, Pharmacopeia may modify or change the terms of, or withdraw, the proposed distribution at any time prior to the completion of the distribution.

        Pursuant to the master separation and distribution agreement, Pharmacopeia will convey to us all rights in the "Pharmacopeia" name and logo, and related tradenames and marks, as of the distribution date. As of the distribution date, we will grant Pharmacopeia a worldwide, non-royalty-bearing right to use the "Pharmacopeia" name and logo from the distribution date until the earlier to occur of Pharmacopeia's stockholders approving a name change after which "Pharmacopeia" is not part of the changed name or 6 months.

        Subject to certain limitations, we agree to release and discharge Pharmacopeia from any and all liabilities alleged to have existed on or before the distribution date and Pharmacopeia agrees to release and discharge us from any and all liabilities alleged to have existed on or before the distribution date. Further we agree to indemnify Pharmacopeia from and against any losses caused by our failure to discharge any of our liabilities, our breach of the master separation and distribution agreement or certain ancillary agreements, and any untrue statement of a material fact in this registration statement on Form 10 or related information statement or omission to state a material fact necessary to make the statements therein not misleading (except to the extent the losses are caused by any untrue statement or omission based upon information discussing the business rational for the distribution). Pharmacopeia agrees to indemnify us from and against any and all losses caused by Pharmacopeia's failure to discharge any of its liabilities or breach of the master separation and distribution agreement and certain ancillary agreements.

Transition Services Agreement

        Pharmacopeia, Accelrys and we will enter into a transition services agreement, pursuant to which Accelrys will provide us and we will provide Accelrys certain services during a transition period that will commence on the distribution date and terminate no later than the first anniversary of the distribution date.

        Under the terms of the transition services agreement, Accelrys will provide us with management, business development and financial information systems advice and support, support for the maintenance of corporate records and personnel administration and services. We will provide Accelrys with office space during the transition period.

        The transition services agreement also provides that Pharmacopeia will make available a sum of $1 million to be held as a "Services Fund" in a segregated account, in trust for the benefit of us and Accelrys. We may use the Services Fund towards securing any service Accelrys agrees to provide us under the transition services agreement if we and Accelrys cannot resolve any dispute relating to the performance or nonperformance of such service by Accelrys (including the quality and timeliness of such service) after good faith negotiations. We will also use a portion of the Services Fund to acquire a financial system appropriate for our business and are entitled to use a portion of the Services Fund to update our corporate website and to acquire or license certain software packages appropriate for supporting the internal operations of our business. The amount remaining in the Services Fund, less applicable deductions, will be remitted to Accelrys.

Tax Sharing and Indemnification Agreement

        In order to allocate our responsibilities for taxes and certain other tax matters, Pharmacopeia and we will enter into a tax sharing and indemnification agreement prior to the date of the distribution. The tax sharing and indemnification agreement is summarized below.

        Pharmacopeia will be responsible for filing all federal consolidated income tax returns and all consolidated, combined, or unitary state and local income tax returns including us for all periods through the distribution date, and for paying all taxes related to those returns. Pharmacopeia will act as our agent in connection with the filing those returns, paying those taxes and responding to any audits that may arise in connection with those returns. Pharmacopeia will be entitled to any refunds of income taxes related to those returns, and (except for certain spin-off taxes discussed below) will be responsible for any increased tax payments related to those returns as a result of any audits.

        We will be responsible for all state and local taxes imposed on us computed on a separate-company basis, and will be entitled to any refunds of such taxes.

        Pharmacopeia and we have made certain covenants to each other in connection with the spin-off that we may not take certain actions without first obtaining an unqualified opinion of counsel that such actions will not cause the spin-off to become taxable. Pursuant to these covenants: (1) neither Pharmacopeia nor we will liquidate, merge, or consolidate with any other person, sell our assets except in the ordinary course of our business, or enter into any substantial negotiations, agreements, or arrangements with respect to any such transaction, for at least six months after the distribution date; (2) Pharmacopeia and we will, for a minimum of two years after the distribution date, continue the active conduct of the software or drug discovery business, respectively; (3) Pharmacopeia and we will not repurchase our stock except in certain circumstances permitted by the IRS; (4) Pharmacopeia and we will not take any actions inconsistent with the representations made in connection with the issuance by Dechert LLP of its opinion with respect to the transaction; and (5) Pharmacopeia and we will not take or fail to take any other action that would result in any tax being imposed on the spin-off. Pharmacopeia and we may seek injunctions to enforce these covenants.

        If we breach any of our covenants in the tax sharing and indemnification agreement, and if our breach results in taxes being imposed on Pharmacopeia in connection with the spin-off, then we will be liable for those taxes. Furthermore, we will be responsible for taxes that may be imposed on Pharmacopeia pursuant to section 355(e) of the Code in connection with a transaction that results in a change in control of us, even though we will have obtained an opinion of counsel prior to the transaction.

        We are required to indemnify Pharmacopeia for any taxes for which we are responsible under the agreement, as outlined above, and Pharmacopeia is required to indemnify us for any taxes for which it is responsible under the agreement.

        If there is an audit of Pharmacopeia that could result in our being required to indemnify Pharmacopeia, Pharmacopeia and we will use our best efforts to separate the items that could result in indemnity from the other items in the audit. We would then have the right to control that separate proceeding, provided that we provide Pharmacopeia with evidence reasonably satisfactory to it that we are able to pay the full amount at issue, and provided that we acknowledge our obligation to indemnify Pharmacopeia for the item at issue. If the proceeding cannot be separated entirely, we will participate in the general audit, but only on matters for which we have an obligation to indemnify Pharmacopeia. Comparable procedures apply if we are audited and Pharmacopeia could be required to indemnify us.

        Pharmacopeia and we agree to cooperate with each other in a timely manner in any administrative or judicial proceeding that could give rise to indemnification obligations. We agree to attempt to resolve any disputes under the agreement through mediation, but if mediation fails we may pursue litigation.

Employee Matters Agreement

        Pharmacopeia and we will enter into an employee matters agreement which will allocate responsibilities and obligations with respect to certain employee benefit plans and other employment-related matters on and after the distribution date. The employee matters agreement is summarized below.

        With respect to equity-based plans, please see the section entitled "The Distribution—Treatment of Options; Grants of Restricted PDD Shares" above.

        Under the employee matters agreement, Pharmacopeia and we will identify those current and former employees who are employed (or, in the case of former employees, were employed) in the Pharmacopeia business and those employees employed in our business. We will assume all the employee benefit plan, workers' compensation, unemployment compensation, bonus, fringe benefit and vacation liabilities, which relate to our current and former employees (both foreign and domestic) as of the distribution date. We will also, generally, recognize any service earned by our employees with Pharmacopeia for purposes of determining eligibility for and vesting in any benefits (including sick pay and vacation accrual).

        During a transition period, which will begin on the distribution date and will end no later than December 31, 2004, our employees may continue their participation in plans maintained by Pharmacopeia. The transition period with respect to any particular employee benefit (for example, the 401(k) savings plan or medical plan) may end prior to December 31, 2004 if Pharmacopeia and we agree on such an earlier date. During the transition period, we will have input in the shared employee benefit plans with regard to our employees, and we will also be able to change the terms of the plans as they apply to our employees. However, Pharmacopeia will be primarily responsible for maintaining and administering these plans, notifying vendors, third party administrators, insurance companies and other service providers regarding the distribution, and will indemnify us for any liabilities that arise from a failure of Pharmacopeia to fulfill its obligations under the employee matters agreement. Pharmacopeia will not impose a fee on us under the employee matters agreement for the maintenance and administration of these plans. However, we will be responsible for the pro rata portion of the costs and expenses incurred for the benefit of our employees and former employees under these plans.

        With respect to the Pharmacopeia 401(k) plan during the transition period, any matching contributions for our employees will be initially invested in our stock and matching contributions for Pharmacopeia's employees will be initially invested in Pharmacopeia's stock. After the transition period, we will adopt a 401(k) savings plan for the benefit of our employees and former employees. Pharmacopeia will transfer the accounts of our current and former employees under the Pharmacopeia 401(k) savings plan to our 401(k) savings plan effective as of a date no later than January 1, 2005. After the transfer of 401(k) accounts, our participants will be able to change the investment of the portion of their accounts, if any, which is invested in Pharmacopeia stock, and Pharmacopeia participants in the Pharmacopeia 401(k) savings plan will be able to do the same with amounts invested in our stock.

        Following the transition period, in the event that the contributions by our participants in the flexible spending accounts maintained under the Pharmacopeia cafeteria plan is less than the amount paid out from the cafeteria plan, we will be reimbursed by Pharmacopeia. In the event that these contributions are less than the amount paid out by the cafeteria plan, we will reimburse Pharmacopeia.

        We have agreed with Pharmacopeia that the distribution is not a severance of employment for the purposes of any employee benefit plan that we or Pharmacopeia maintains.

        We and Pharmacopeia have agreed to safeguard and utilize protected health information relating to our current and former employees in accordance with applicable federal privacy regulations under the Health Insurance Portability and Accountability Act of 1996.

        Pharmacopeia maintains a non-qualified deferred compensation plan for select key management and highly-compensated employees of Pharmacopeia, including certain employees who will become our employees after the distribution. The non-qualified deferred compensation plan is funded by a rabbi trust, which is a trust established by Pharmacopeia that is subject to the claims of the general creditors of Pharmacopeia in the event of Pharmacopeia's bankruptcy or insolvency. After the distribution, amounts contributed by our employees and former employees to Pharmacopeia's non-qualified deferred compensation plan will be transferred to us or to a rabbi trust that we establish.

        Foreign employees, former employees and employee benefit plans (including retirement and welfare plans) will be dealt with in a similar manner, to the extent permitted by local applicable law, in which those benefits are described above for domestic employees. Generally, we will be responsible for the liabilities relating to our current and former employees as of the distribution date.

        Pharmacopeia and we have agreed to share data to the extent necessary for accounting and auditing purposes. We have agreed to cooperate with each other to the extent permitted by applicable law.

        Pharmacopeia or we may notify the other party of any disputes that arise under the employee matters agreement. Disputes will be resolved by negotiation between Pharmacopeia's executives and our executives. Only after a period of negotiation may either party begin litigation or another procedure allowed by law.

Patent and Software License Agreement

        Pharmacopeia and we will enter into a patent and software license agreement licensing from Pharmacopeia to us certain intellectual property rights so as to assure continued access to such intellectual property, most of which is significant to the uninterruped availability of certain of our products and services.

        Under the patent and software license agreement, Pharmacopeia will grant us a worldwide, paid-up, royalty-free, irrevocable, nontransferable (with no right to sublicense) and non-exclusive license to use certain software products (including related documentation and supporting materials) for the sole purpose of processing the work for our business. This license is in effect until April 30, 2007, unless earlier terminated by either us or Pharmacopeia under certain limited circumstances or extended by mutual written agreement by Pharmacopeia and us. The software (including related documentation and supporting materials) will remain the sole and exclusive property of Pharmacopeia. Pharmacopeia will provide certain maintenance services for us, including update services and telephone and electronic mail assistance and consultation to assist in resolving problems with the use of the software.

        Pursuant to the patent and software license agreement, Pharmacopeia will grant us a worldwide, paid-up, royalty-free, irrevocable, nontransferable and non-exclusive license to certain of its patents. This license is in effect until the last of the patents made part of the patent and software license agreement expires. Under the patent and software license agreement, Pharmacopeia will be responsible, at Pharmacopeia's sole discretion and expense, for preparing, filing, prosecuting and maintaining in such countries where Pharmacopeia deems appropriate, certain of those patents made part of the patent and software license agreement. Pharmacopeia and we agree to cooperate fully with one another in any action either may take against infringement of any the patents made part of the patent and software license agreement.

DIVIDEND POLICY

        Our payment and level of cash dividends after the distribution will be subject to the discretion of our board of directors. We currently intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. Future dividend decisions will be based on our operating results and financial requirements.

CAPITALIZATION

        The following table sets forth our unaudited capitalization of PDD at December 31, 2003 on a historical basis and on a pro forma basis as adjusted to give effect to the distribution and the transactions contemplated thereby.

        For an explanation of the assumptions and pro forma adjustments made to our historical financial statements for the distribution and the transactions related to the distribution to derive the historical and pro forma capitalization described below, please see the pro forma balance sheet information on page F-3 and F-7 of this information statement.

        These assumptions do not represent an all-inclusive list of those events or transactions expected to occur prior to or at the distribution, which will affect our capitalization. However, in the opinion of our management, the included assumptions and pro forma adjustments are the most significant.

        The following data is qualified in its entirety by our financial statements and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", our financial statements and related notes included elsewhere in this information statement and "Risk Factors".

	December 31, 2003
	Historical	Pro Forma
	(unaudited, in thousands)
Equity:
Common stock	$—	$—
Additional paid-in capital (pro forma)	—	50,283

Total capitalization	—	50,283

Investment by Pharmacopeia, Inc.	4,307	—

Total equity	4,307	50,283

SELECTED HISTORICAL FINANCIAL DATA

        You should read the following selected financial data in conjunction with our financial statements, including the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this information statement. The statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the balance sheet data as of December 31, 2002 and 2003 are derived from our audited financial statements and related notes included elsewhere in this information statement. The statement of operations data for the year ended December 31, 2000, and the balance sheet data as of December 31, 2001 are derived from our audited financial statements that are not included in this information statement. The statement of operations data for the years ended December 31, 1999 and 2000 and the balance sheet data as of December 31, 1999 and 2000 are derived from unaudited financial statements that are not included in this information statement and are prepared on the same basis as our audited financial statements.

        Our historical financial data does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented. The historical financial data below includes certain assets and liabilities of the drug discovery business that were or are expected to be transferred by Pharmacopeia to PDD in accordance with the master separation and distribution agreement and include allocations of certain assets, liabilities and expenses. See Note 1 to our financial statements included elsewhere in this information statement.

	Years Ended December 31,
	1999	2000	2001	2002	2003
	(in thousands)
Statement of Operations Data:
Revenue	$34,581	$39,035	$27,196	$29,304	$29,503
Operating income (loss)	(8,371)	700	(6,599)	(2,128)	(2,608)
Net income (loss)	(8,371)	700	(6,599)	(2,142)	(2,848)
	As of December 31,
	1999	2000	2001	2002	2003
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$—	$—	$—	$6,737	$524
Total assets	12,944	11,034	8,588	13,194	11,052
Deferred revenue, long-term	2,655	1,899	1,796	325	325
Total invested equity	1,900	(1,156)	(1,282)	4,425	4,307

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Historical Financial Data" and the Financial Statements and related disclosures included elsewhere in this information statement.

        The following discussion may contain forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this information statement, particularly in "Risk Factors" and "Forward-Looking Statements."

Business Overview

        We are a chemistry-based collaborative drug discovery company, focused on the creation of new small molecule therapeutics. Using proprietary technologies and processes, our experienced scientists identify and optimize novel drug candidates through research collaborations with major pharmaceutical and biotechnology companies and through our own internally-funded drug discovery programs. Our collection of approximately 7.5 million proprietary compounds, which we believe is one of the largest in the pharmaceutical industry based upon publicly available information from the websites of our major competitors and certain other companies in the pharmaceutical industry, is available for use in our collaborative and internal research programs and forms the basis of our growing pipeline of potential drug candidates. Three of our proprietary compounds commenced clinical trials in the second half of 2003, and a fourth compound entered the clinic in the first quarter of 2004.

        We have drug discovery collaborations with leading pharmaceutical companies and emerging biotechnology companies. Our contributions to our partners' drug discovery programs include: the provision of large, diverse libraries of proprietary drug-like chemical compounds from which potential therapeutic candidates can be identified; our high throughput and ultra high throughput screening of these compounds against disease targets of interest provided by the partner; our optimization of active compounds identified in the screening process to improve their efficacy, potency and safety; our medicinal chemistry capabilities; and our delivery of other services (such as in vitro pharmacology) traditionally performed by research divisions within pharmaceutical and biotechnology companies. Our collaborative agreements typically require our customers to fund our provision of services, and provide for our receipt of significant milestone payments if and as our discoveries progress through the development process. Thereafter, should any of these drug candidates become pharmaceutical products, we typically are entitled to receive royalty payments calculated as a percentage of the net sales of the products. Our business is highly dependent upon the extent to which the pharmaceutical and biotechnology industries collaborate with outside companies for drug discovery expertise. The willingness of pharmaceutical and biotechnology companies to expand or continue drug discovery collaborations or outsourcing of services to enhance their research and development activities is based on certain factors that are beyond our control. There can be no assurance that our existing collaborative relationships will continue, that we will develop new relationships with similar large organizations on terms favorable to us, that any of our existing or new alliances will produce substantial revenue or profit opportunities, or that the scientific outcomes of any of these programs will be successful.

        In addition to collaborative drug discovery, we conduct proprietary research to discover new drug-like lead compounds with commercial potential. Unlike our typical collaborative partnerships, we provide the required funding for these programs. As we do not receive funding from third party collaborators, we retain all intellectual property and ownership rights in any compounds discovered. At an appropriate point, we may determine to license one or more of these compounds to a third party

(usually a larger pharmaceutical organization). Licensing at this point in the compound's development enables us to take advantage of the additional resources, expertise and technologies of the licensee company in order to further the development of the compound. We enter into such licenses with third parties in return for up-front service fees and milestone payments, as well as recurring royalty payments if these compounds are developed into new commercial drugs. These agreements convert our proprietary programs into collaborative partnerships, typically at a more advanced stage of the drug development process.

        Our drug discovery efforts have produced four clinical candidates so far. Our first candidate, a p38 Kinase Inhibitor for rheumatoid arthritis developed in collaboration with Bristol-Myers Squibb Company, entered the clinic in August 2003. This potential new drug, a small molecule from our proprietary compound collection which was the product of one of our internal development programs, currently is in Phase I of clinical testing. A second of our proprietary internal compounds targets an inflammation indication and commenced clinical trials in November 2003. Given the early stage of development of this candidate, we are not aware that Daiichi has determined the specific indication to be targeted within the inflammation category. This clinical candidate is a product of our collaboration with Daiichi Pharmaceutical Co. Our third candidate, a compound targeting a respiratory indication developed in collaboration with Schering-Plough Corporation, commenced clinical trials in December 2003. The Schering-Plough relationship produced a second clinical candidate, which is our fourth clinical candidate, in March 2004, when clinical trials for an inflammation indication were initiated by our partner with respect to another compound discovered in the collaboration. Given the early stages of development of these candidates, we are not aware that Schering-Plough has determined the specific indications to be targeted within the respiratory and inflammation categories, respectively. We have received significant milestone payments from each of Bristol-Myers Squibb, Daiichi and Schering-Plough and, to the extent the compounds progress through the clinical process, we will be entitled to receive additional milestone payments. We are also entitled under the agreements with each of these partners to receive royalties on the commercial sale, if any, of a new drug emanating from the relationship.

        In addition, we are involved in over 40 other drug development programs in the preclinical stage, some with collaborative partners and others within our internal discovery program. Three of these programs are at various stages of the Good Laboratory Practice (GLP) Toxicity study process, the point at which compounds are tested for safety prior to their introduction into humans during Phase I of the clinical development process. Approximately 20 other programs are in various phases of preclinical development, from advanced stages of lead optimization down through "hit-to-lead" studies. In addition, another 15 to 20 programs are in their early stages, including our development of biological assays for testing of compounds and the screening of our proprietary libraries against selected disease targets. In all collaborative programs, we hold a financial interest in any active compounds we identify through our screening and any drug candidate(s) we help to optimize. In our proprietary programs, we hold all rights to the compounds and typically enter into partnership arrangements with pharmaceutical companies once the program has reached an appropriate stage. In our view, a pipeline of the size and quality we have developed holds great potential for the introduction of one or more drugs into the market.

Results of Operations

Recent Developments

        In April 2004, we announced that our revenue for the quarterly period ended March 31, 2004 decreased approximately 28% compared to the quarterly period ended March 31, 2003. The decrease was due primarily to less milestone revenue and third party collaborative research funding. At that time, we also announced that we intend to increase our level of internal, self-funded research over the remainder of 2004 because we believe such proprietary programs have the potential to generate higher future returns for us than are typical in our standard collaborative agreements. Notwithstanding this enhanced investment in our own programs, we do not expect our net utilization of cash during the remainder of calendar year 2004 to exceed $5.0 million.

        In March 2004, we ceased operations in one of our three leased facilities as part of a consolidation of our facilities. We expect to record a charge to earnings of approximately $5.9 million in the quarterly period ended March 31, 2004 in connection with this consolidation.

2003 Compared to 2002

        Our revenue increased to $29.5 million for the year ended December 31, 2003 compared to $29.3 million for the year ended December 31, 2002. The increase was due primarily to an increase of $3.6 million in milestone and other one-time revenue transactions offset almost entirely by a $3.4 million decrease in service revenue. In 2002, we recorded a $1.2 million increase in revenue resulting from a change in our estimate of costs required to complete a contract. In 2003 and 2002, one customer accounted for 47% and 50% of our revenue, respectively.

        Our cost of revenue includes the fully burdened cost of our scientific staff who are working on collaborative partnerships. Our gross margin was lower at $7.3 million (25% of related revenue) for the year ended December 31, 2003 compared to $10.2 million (35% of related revenue) for the year ended December 31, 2002. The decrease was related to the revenue adjustment in the prior year partially offset by the increased milestone revenue. Excluding the effect of the prior year revenue adjustment and milestone and other one-time revenue transactions, the gross margin decreased by 76% to $1.6 million (7% of related revenue) from $6.8 million (26% of related revenue). The lower margin resulted from the decreased revenue, and from increased resources allocated to collaborative partnerships, which resulted in increased direct and allocated fixed costs being associated with current period revenue. Our cost of revenue will vary depending on the revenue source mix. The cost of milestones involves a minimal royalty while work performed by us under lead discovery contracts is typically somewhat more profitable than lead optimization contracts. Our future gross margin will depend on this mix of revenue sources and the mix in our contracts with collaborators between current funding and success-based milestones.

        Research and development (R&D) expense includes the fully burdened costs of our scientific staff who are working on internal drug discovery projects. Internal drug discovery projects are focused on the creation of new small molecule therapeutics using proprietary technologies and our collection of 7.5 million proprietary compounds to identify and optimize novel drug candidates. Because of the speculative nature of these internal drug discovery projects, it is not possible to estimate completion dates, or estimated costs of completion. Additionally, from time to time, depending on requirements under collaborative partnership agreements, certain staff and other R&D resources may be temporarily redirected to collaborative partnership work which redirection may also delay or impact the cost of internal drug discovery projects. Our R&D expense decreased by 42% for the year ended December 31, 2003 compared to the year ended December 31, 2002 due to a temporary reallocation of chemistry and biology research activities to collaborative partnership work, which also caused the corresponding increase in cost of revenue described above.

        Sales, general and administrative expenses increased 9% to $6.0 millon in the year ended December 31, 2003 compared to $5.5 million in the year ended December 31, 2002. The increase was due to an increase in sales and marketing efforts in the current period. In 2004, we expect total selling, general and administrative expenses to increase to $8.5 million to $9.0 million, on an annual basis, as we operate as an independent, publicly-traded company.

        We recorded a small income tax provision in the years ended December 31, 2003 and 2002 related to certain foreign taxes.

        As a result of the elements described above, for the year ended December 31, 2003, we generated a net loss of $2.8 million, compared to a net loss of $2.1 million in the year ended December 31, 2002.

2002 Compared to 2001

        Revenue increased 8% to $29.3 million for the year ended December 31, 2002 compared to $27.2 million for the year ended December 31, 2001. The increase was due primarily to $0.4 million of additional revenue earned under collaborative drug discovery agreements for work performed in lead discovery and lead optimization projects, increased milestone revenue of $0.5 million, and $1.2 million from a positive revenue adjustment recorded in the third quarter of 2002 resulting from a positive change in our estimate of costs required to complete a contract. In 2002 and 2001, one customer accounted for 50% and 47% of revenue, respectively

        Our cost of revenue includes the fully burdened cost of our scientific staff who are working on collaborative partnerships. Our gross margin increased to $10.2 million (35% of related revenue) in the year ended December 31, 2002 compared to $6.8 million (25% of related revenue) in the year ended December 31, 2001. The increase in gross margin resulted from the higher revenue level, including milestone revenue and the revenue adjustment, which carried minimal associated cost of revenue. Excluding the effect of the milestone revenue and the revenue adjustment on gross margin, total gross margin increased by 35%, which is attributable primarily to planned cost reductions related to existing contracts and the effect of fixed costs spread over a larger revenue base. Our cost of revenue will vary depending on the revenue source mix. The cost of milestones involves a minimal royalty while work performed by us under lead discovery contracts are typically somewhat more profitable than lead optimization contracts. Our future gross margin will depend on this mix of revenue sources and the mix in our contracts with collaborators between current funding and success-based milestones.

        R&D expense includes the fully burdened costs of our scientific staff who are working on unfunded internal drug discovery projects. Internal drug discovery projects are focused on the creation of new small molecule therapeutics using proprietary technologies and our collection of 7.5 million proprietary compounds to identify and optimize novel drug candidates. Because of the speculative nature of these internal drug discovery projects, it is not possible to estimate completion dates, or estimated costs of completion. Additionally, from time to time, depending on requirements under collaborative partnership agreements, certain staff and other R&D resources may be temporarily redirected to collaborative partnership work which redirection may also delay or impact the cost of internal drug discovery projects. Our R&D expense decreased by 5% to $6.8 million in the year ended December 31, 2002 compared to $7.2 million in the year ended December 31, 2001. The decrease was related to the reduction of non-chemistry and biology research activities which were planned in 2001 and fully realized in 2002.

        Sales, general and administrative expense decreased by 11% to $5.5 million in the year ended December 31, 2002 compared to $6.2 million in the year ended December 31, 2001. The decrease in sales, general and administrative expense is primarily attributable to lower outside legal expense and lower bonuses.

        We recorded a small income tax provision in the year ended December 31, 2002 related to certain foreign taxes. The provision differs from the U.S. federal tax rate primarily because of the effect of net operating loss carry forwards at Pharmacopeia.

        As a result of the factors described above, we generated a net loss of $2.1 million in the year ended December 31, 2002, compared to a net loss of $6.6 million in the year ended December 31, 2001.

Liquidity and Capital Resources

        We have funded our activities to date primarily through Pharmacopeia's consolidated operations, including revenues derived from collaborative partnerships, and milestone payments. As described elsewhere in this information statement, in connection with the distribution, Pharmacopeia will make a capital contribution to us, after which we will have approximately $46.5 million in cash, which we anticipate will be adequate to fund our operations at least through 2005.

        We had cash and cash equivalents of $0.5 million as of December 31, 2003. In the year ended December 31, 2003 we used cash of $4.8 million in our operating activities. This compares to a use of $0.3 million in the year ended December 31, 2002. The increase in use was due to a larger loss in 2003 compared to 2002, an increase in trade receivables in 2003, and a decrease in deferred revenue, partially offset by a higher increase in accounts payable in 2003 compared to 2002. Our capital expenditures were $4.2 million in the year ended December 31, 2003, and $0.8 million in the year ended December 31, 2002. This increase in capital expenditures is due to the building of additional laboratory space at one our locations in connection with the consolidation of our facilities to one site. This project is expected to be completed by March 31, 2004. The net of amounts transferred from Pharmacopeia in the year ended December 31, 2003 was $2.7 million compared to $7.8 million in the year ended December 31, 2002.

        The following summarizes our long-term contractual obligations as of December 31, 2003:

		Payments Due by Period
		(in thousands)
Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Operating leases	$28,262	$3,700	$8,428	$3,911	$12,223
Columbia University and Cold Spring Harbor Laboratory Licensing Agreement	1,175	100	300	200	575

Total	$29,437	$3,800	$8,728	$4,111	$12,798

        We have a license agreement with Columbia University, or Columbia, and Cold Spring Harbor Laboratory, or Cold Spring, that grants us an exclusive, worldwide license to certain technology for making and using combinatorial chemical libraries for the development of human pharmaceutical products. The term of the agreement is the later of (i) 20 years or (ii) the expiration of the last patent relating to the technology, at which time we will have a fully paid license to the technology. The license granted under this agreement may be terminated by Columbia and Cold Spring (i) upon 30 days written notice to us if we do not expend certain amount of money developing and commercializing the combinatorial chemical libraries, (ii) upon 30 days written notice to us if we materially breach the agreement and fail to cure the material breach, or (iii) if we commit any act of bankruptcy, become insolvent, file a petition under any bankruptcy or insolvency act or have a petition filed against us that is not dismissed within 60 days. This agreement requires us to pay minimum annual fees and certain royalties of at least $0.1 million per year. Due to the uncertainty of our future payment obligations, we have included only the minimum annual fee required by the agreement in the table above. In 2001, 2002 and 2003 we paid related royalties and license fees of $0.2 million, $0.3 million and $0.6 million, respectively.

        We anticipate that our existing capital resources will be adequate to fund our operations at least through 2005. However, there can be no assurance that changes will not occur that would consume available capital resources before then. Our capital requirements depend on numerous factors, including our ability to extend existing drug discovery agreements and to enter into additional arrangements, competing technological and market developments, changes in our existing collaborative relationships, the cost of filing, prosecuting, defending, and enforcing patent claims and other intellectual property rights and the outcome of related litigation, the purchase of additional capital equipment, acquisitions of other businesses or technologies, and the progress of our customers' milestone and royalty producing activities. There can be no assurance that additional funding, if necessary, will be available to us on favorable terms, if at all. Our forecast for the period of time through which our financial resources will be adequate to support our operations is forward looking information, and actual results could vary.

Critical Accounting Policies

        The preparation of our consolidated financial statements and disclosures involve the use of judgments and estimates. We believe the following critical accounting policies involve the more significant judgments and estimates used.

        Revenue Recognition—Contract revenue is recognized either (i) ratably over the term of the agreement, which approximates the performance of services, for contracts specifying payment for services over a given period, or (ii) as services are performed under the agreement for contracts specifying payment on a per full-time employee basis.

        Revenue earned related to up-front product and technology license fees is recognized in accordance with Staff Accounting Bulletin 101 issued by the SEC. Accordingly, amounts received under multiple-element arrangements requiring ongoing services or performance by us are recognized over the period of such services or performance.

        Revenue from milestones are recognized when earned, as evidenced by written acknowledgement from the collaborator, provided that (i) the milestone event is substantive and its achievability was not reasonably assured at the inception of the agreement, and (ii) our performance obligations after the milestone achievement will continue to be funded by the collaborator at a comparable level to before the milestone achievement. If both of these criteria are not met, the milestone payment would be recognized over the remaining minimum period of our performance obligations under the arrangement. Royalties, are recognized as earned in accordance with the terms of various research and collaboration agreements.

        Long-Lived Assets—We review long-lived assets, including leasehold improvements, property and equipment, and acquired technology rights for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. This requires us to estimate future cash flows related to these assets. Actual results could differ from these estimates, which may affect the carrying amount of assets and the actual amortization expense. As of December 31, 2003, we had long-lived assets with a net book value of $7.0 million.

New Accounting Standards

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others" (FIN 45). FIN 45 elaborates on existing disclosure requirements for most guarantees, including loss guarantees, such as standby by letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. FIN 45 is effective on a prospective basis for guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this interpretation did not have a significant impact on our financial statements.

        In January 2003, the FASB issued interpretation No. 46, "Consolidation of Variable Entities" (FIN 46). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated

Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities (VIEs) created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. We have not identified any VIE's for which we are the primary beneficiary or have significant interest.

        In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150 (SFAS 150), "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS 150 establishes standards for how to classify and measure certain financial instruments with characteristics of both liabilities and equity. It requires certain financial instruments that are within its scope to be classified as a liability (or asset in some circumstances), which previously were classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have a material impact on our financial statements.

Quantitative and Qualitative Disclosures About Market Risks

        Our exposure to market risks associated with changes in interest rates relates primarily to the increase or decrease in the amount of interest income earned on our investment portfolio, since we have minimal debt. We ensure the safety and preservation of invested funds by limiting default risks, market risk, and reinvestment risk. We mitigate default risk by investing in investment grade securities. A hypothetical 100 basis point adverse move in interest rates along the entire interest rate yield curve would not materially affect the fair value of our interest sensitive financial instruments at December 31, 2003. Declines in interest rates over time would further reduce our interest income.

        We do not use derivative financial instruments for trading or speculative purposes. However, we regularly invest excess cash in overnight repurchase agreements that are subject to changes in short-term interest rates. We believe that the market risk arising from holding these financial instruments is minimal.

BUSINESS

  Overview

        We are a chemistry-based collaborative drug discovery company, focused on the creation of new small molecule therapeutics. Using proprietary technologies and processes, our experienced scientists identify and optimize novel drug candidates through research collaborations with major pharmaceutical and biotechnology companies and through our own internally-funded drug discovery programs. Our collection of approximately 7.5 million proprietary compounds, which we believe is one of the largest in the pharmaceutical industry based upon publicly available information from the websites of our major competitors and certain other companies in the pharmaceutical industry, is available for use in our collaborative and internal research programs and forms the basis of our growing pipeline of potential drug candidates. Three of our proprietary compounds commenced clinical trials in the second half of 2003, and a fourth compound entered the clinic in the first quarter of 2004.

        We have drug discovery collaborations with leading pharmaceutical companies and emerging biotechnology companies. Our contributions to our partners' drug discovery programs include:

  •
  our provision of large, diverse libraries of proprietary drug-like chemical compounds from which potential therapeutic candidates can be identified;

  •
  our high throughput and ultra high throughput screening of these compounds against disease targets of interest provided by the partner (in which we test a disease-related target against tens of thousands (with respect to high throughput) to hundreds of thousands (with respect to ultra high throughput) of our potential small molecule therapeutics compounds per week) to identify "active compounds" (compounds that demonstrate through these biological tests the ability to impact the disease target of interest);

  •
  our further screening and performance of scientific studies of these compounds (known as "hit-to-lead studies") to identify active compounds that have the potential to become "lead" compounds, which are active compounds which meet specific criteria (such as potency, selectivity, specificity and drug-likeness) that warrant their advancement to further stages of the drug discovery process;

  •
  our "optimization" of the lead compounds identified through the screening process and "hit-to-lead" studies, in which we refine the molecular structure of the lead compounds in an attempt to increase their efficacy, potency and bioavailability, improve their prospects for securing patent protection, and reduce their potential toxicity and address other safety issues;

  •
  our provision of medicinal chemistry services, through which our scientists design, synthesize (i.e., physically make in our laboratories) and optimize those lead compounds that we or our collaborators believe are potential drug candidates; and

  •
  our delivery of other services (such as in vitro pharmacology) traditionally performed by research divisions within pharmaceutical and biotechnology companies.

        Our collaborative agreements typically require our customers to fund our provision of services, and provide for our receipt of significant milestone payments if and as our discoveries progress through the development process. Thereafter, should any of these drug candidates become pharmaceutical products, we are entitled to receive royalty payments calculated as a percentage of the net sales of the products.

        In addition to collaborative drug discovery, we conduct proprietary research to discover new drug-like lead compounds with commercial potential. Unlike our typical collaborative partnerships, we provide the required funding for these programs. As we do not receive funding from third party collaborators, we retain all intellectual property and ownership rights in any compounds discovered. At an appropriate point, we may determine to license one or more of these compounds to a third party

(usually a larger pharmaceutical organization). Licensing at this point in the compound's development enables us to take advantage of the additional resources, expertise and technologies of the licensee company in order to further the development of the compound. We enter into such licenses with third parties in return for up-front service fees and milestone payments, as well as recurring royalty payments if these compounds are developed into new commercial drugs. These agreements convert our proprietary programs into collaborative partnerships, typically at a more advanced stage of the drug development process.

        Our drug discovery efforts have produced four clinical candidates so far. Our first candidate, a p38 Kinase Inhibitor for rheumatoid arthritis developed in collaboration with Bristol-Myers Squibb Company, commenced clinical trials in August 2003. This potential new drug, a small molecule from our proprietary compound collection which was the product of one of our internal development programs, currently is in Phase I of clinical testing. A second of our proprietary internal compounds targets an inflammation indication and commenced clinical trials in November 2003. This clinical candidate is a product of our collaboration with Daiichi Pharmaceutical Co. Our third candidate, a compound targeting a respiratory indication developed in collaboration with Schering-Plough Corporation, commenced clinical trials in December 2003. The Schering-Plough relationship produced a second clinical candidate, which is our fourth clinical candidate, in March 2004, when clinical trials for an inflammation indication were initiated by our partner with respect to another compound discovered in the collaboration. We have received significant milestone payments from each of these collaborators and, to the extent the compounds progress through the clinical process, we will be entitled to receive additional milestone payments. We are also entitled under the agreements with each of these partners to receive royalties on the commercial sale, if any, of a new drug emanating from the relationship.

        In addition, we are involved in over 40 other drug development programs in the preclinical stage, some with collaborative partners and others within our internal discovery program. Three of these programs are at various stages of the Good Laboratory Practice (GLP) Toxicity study process, the point at which compounds are tested for safety prior to their introduction into humans during Phase I of the clinical development process. Approximately 20 other programs are in various phases of preclinical development, from advanced stages of lead optimization down through "hit-to-lead" studies. In addition, another 15 to 20 programs are in their early stages, including our development of biological assays for testing of compounds and the screening of our proprietary libraries against selected disease targets. In all collaborative programs, we hold a financial interest in any active compounds we identify through our screening and drug candidate(s) we help to optimize. In our proprietary programs, we hold all rights to the compounds and typically enter into partnership arrangements with pharmaceutical companies once the program has reached an appropriate stage. We do not continue to provide services to our collaborators with respect to drug development programs after they commence clinical trials. In our view, a pipeline of the size and quality we have developed holds great potential for the introduction of one or more drugs into the market.

        Our proprietary compound collection of approximately 7.5 million potential new drug candidates is organized into "libraries," ranging from large, varied "discovery" libraries to smaller "targeted" libraries focused on specific disease groups. These densely populated libraries produce rich Structure-Activity Relationship (SAR) data, which is detailed information as to the activity produced in a particular disease target by screening it against various sets of compounds with related, but differing, molecular structures. SAR information helps scientists determine which sub-structures within a set of active compounds help to generate the desired modulation of the disease target, and guides the scientists in their subsequent optimization of lead compounds to improve their impact on the target. We synthesize small molecules that are both diverse and drug-like in character. The screening of our collection has produced several promising drug candidates, some of which are being optimized in collaboration with a partner and others that are progressing in internal programs.

        We believe the following trends will increase demand for collaborative chemistry-based drug discovery. The pharmaceutical industry has seen increased pressure to fill its product pipelines and reduce the time required for drug discovery and development due to the significant number of upcoming patent expirations on the horizon and cost containment initiatives from government and healthcare providers. In addition, recent advances in biology, including the sequencing of the human genome, have revealed thousands of additional potential drug targets. In our view, this proliferation of targets has shifted the drug discovery bottleneck from the identification of new points of disease intervention to the discovery and development of safe and effective drugs. Further, many traditional biotechnology companies are shifting some of their focus downstream from genomics to drug discovery, in an attempt to address the challenge of converting the potential represented by the genomics (i.e., the study of genes and their functions) revolution into actual drugs. We believe that our large library of potential therapeutics, proprietary screening technologies, sophisticated chemistry optimization capabilities and extensive medicinal chemistry expertise can help pharmaceutical organizations increase their rates of success, reduce overall drug development time and cost and provide new potential therapeutic candidates to augment thinning product pipelines.

        The solutions we bring to the challenges of drug discovery include a state-of-the-art technology platform and an experienced team of chemists and biologists. Our technological capabilities include advanced medicinal chemistry expertise, proprietary combinatorial chemistry tools (which enable us to generate large collections, or "libraries," of compounds by synthesizing all plausible combinations of their smaller chemical structures, or "building blocks"), skills in cell engineering and development of assays (biological environments capable of revealing the modulating effects of potential therapeutic molecules on disease targets), high throughput and ultra high throughput primary screening, secondary screening, in vitro absorption, distribution, metabolism and excretion (ADME) testing (where our scientists perform screens and other evaluations of potential therapeutic compounds to assess how living organisms (and specifically humans) are likely to absorb, distribute, metabolize and excrete the compound once it is ingested as a means of ascertaining whether the compound will prove clinically efficacious), and modeling, simulation and information management software. Our experienced scientific team, with its track record of success in drug discovery, is at the center of our efforts to address these challenges. Through their collaborative work with many of the world's leading drug discovery firms, our scientific team brings to our company a diversity of scientific experience and knowledge of best practices in the pharmaceutical industry.

        Recent achievements in our business include:

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  The initiation by our collaborative partner, Schering-Plough, in early 2004, of clinical trials for an inflammation indication with respect to a compound discovered through our collaboration with Schering-Plough.

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  The commencement by Schering-Plough, in December 2003, of clinical trials of a compound from our proprietary internal compound collection targeting a respiratory indication.

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  The commencement by our research partner, Daiichi Pharmaceutical, in November 2003 of clinical trials of a potential therapeutic targeting an inflammation indication containing a small molecule compound from our proprietary internal compound collection.

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  The filing by our collaborative partner, Bristol-Myers Squibb, in August 2003 of an IND application for a p38 Kinase Inhibitor for rheumatoid arthritis, our first compound to enter the clinic for human testing.

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  The formation of a new, multiyear drug discovery collaboration with Schering-Plough, continuing the long-standing research relationship with our largest pharmaceutical partner.

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  Since January 1, 2003:

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  four of our drug discovery programs progressed from the preclinical development stage to Phase I clinical testing;

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  four compounds moved from in vitro testing to in vivo studies;

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  five molecules advanced from their identification as active compounds into chemical optimization;

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  five programs completed primary screening and produced identified active lead compounds; and

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  at least twenty new programs entered screening or began the assay development stage.

Our Industry

  Industry Overview

        Drug discovery and development is the process of creating and evaluating drugs for the treatment of human disease. Biological, chemical and informatics expertise are key components of a successful drug discovery effort. The role of biology includes understanding disease mechanisms, identifying potential targets for therapeutic intervention and evaluating potential drug candidates. Chemistry's role includes the creation of safe and effective new chemical entities, or drug candidates, to interact with these targets. Informatics improves decision-making by identifying and replicating the characteristics of successful drugs, efficiently sharing current knowledge and creating databases to predict future clinical success.

        We believe that pharmaceutical companies, large and small, increasingly are outsourcing portions of their R&D work to third party entities. According to information published by the Kalorama Information division of MarketResearch.com (Kalorama), R&D outsourcing has grown from 14% of large pharmaceutical company R&D expenditures in 1998 to an estimated 21% in 2003, and large pharmaceutical organizations expect outsourced R&D expenses to grow to 28% of overall R&D expenditures by 2007.

        Specialty services companies, such as contract research organizations (CROs), have long been an important strategic resource in drug development, providing key services in the performance of clinical trials. Increasingly, pharmaceutical companies also are outsourcing drug discovery services, the "research" portion of the R&D function. These services include a wide variety of biology and chemistry work, lead compound discovery activities (such as assay development and high throughput screening) and lead optimization efforts designed to improve key qualities of the active compounds identified in the discovery phase. According to Kalorama, the market for screening, chemistry services and lead optimization services in 2003 was approximately $2.5 billion, with the outsourced segment of this market projected to grow at an average of 17% per year from 2003 through 2007. This growth is fueled by the requirement that pharmaceutical companies accelerate the rate at which compounds are introduced into the clinic. In addition, the pharmaceutical failure rate is approximately 90%, and only approximately 30% of potential new drugs recover their development costs. Only through more efficient and more productive drug discovery can the industry begin to close the "innovation gap" between the number of compounds needed to sustain the industry's historical growth rate and the markedly smaller number of compounds that actually are brought to market in the form of pharmaceutical products.

  Traditional Drug Discovery Process

        Although many scientific disciplines are required for new drug discovery and development, chemistry and biology are at the center of this process. Chemists and biologists typically work together to prepare and deliver new chemical substances, develop laboratory models of disease, test compounds to identify agents that demonstrate the desired activity and finally create a marketable drug. The drug discovery and development process includes the following steps:

          Lead identification.    During the lead identification phase, researchers screen "libraries," or collections of potential lead compounds, against disease targets to evaluate their therapeutic value in a process known as primary screening. To maximize the prospects of discovering promising new compounds during primary screening, many researchers seek to utilize diverse collections of molecules that cover a broad range of possible chemical structures. Scientists must balance, however, this desire for diversity in chemical composition against the requirement that the compounds have "drug-like" properties, such that their chemical structures render them bioavailable and non-toxic. The imperatives of diversity and drug-likeness essentially present scientists with something of a "trade-off" in their experimentation. Researchers can address these dual needs by efficiently screening large collections of molecules that are diverse in structure, but drug-like in character. Their primary screening envisions a kind of "planned serendipity," where most compounds tested have the requisite drug-like properties, but are not so uniform as to sacrifice the diversity that can lead to the discovery of novel therapeutics.

          Once active compounds are generated from primary screening, medicinal chemists determine which compounds are most promising by analyzing the SAR data generated during the screening process. SAR information educates scientists with respect to the interaction between the active compound and the drug target so that compounds of sufficient potency and selectivity can be identified and tested further. As a result, a lead identification process which yields the richest SAR information will best guide the chemist towards creating compounds having chemical structures most likely to improve the efficacy, bioavailablility and toxicity properties of the original active compound. Large, diverse, densely populated compound libraries tend to produce substantially richer SAR data than other collections, providing chemists with the information needed to initiate successful optimization and reduce false starts.

          Lead optimization.    Lead optimization is the iterative process of refining the chemical structure of a compound to improve its drug characteristics with the goal of producing a preclinical drug candidate. Specifically, medicinal chemistry is used to create compounds with characteristics that are superior to those of an identified lead candidate. Common among these characteristics are potency, selectivity and/or pharmacokinetics (absorption, solubility, half-life and metabolism). The lead optimization process involves biological testing, analytical chemistry, pharmacology and data analysis.

          Historically, lead optimization has not proven to be nearly as amenable as lead identification to the efficiencies and economies of scale of industrialization. Optimization remains largely a manual undertaking, with chemists personally synthesizing numerous compounds for further evaluation. Because most compounds created ultimately will not be utilized in the subject drug discovery program, a key to reducing optimization costs is to lower the number of molecules that must be synthesized to discover a new drug.

          Preclinical development.    During the lead optimization phase, but prior to clinical testing, potential drug candidates undergo extensive in vitro, or laboratory, and in vivo, or animal model, studies. These efforts are designed to predict drug efficacy and safety. The ultimate objective of preclinical testing is to obtain results that will allow selection of a clinical candidate to enter human clinical trials following regulatory approval. In parallel, scientists will continue to synthesize additional compounds that act as analogs for the lead compound. Researchers will also continue to refine the process for manufacturing larger quantities of the compound, with the goals of reducing production costs while ensuring safety. Once a successful process is developed, batches of compounds are synthesized for animal and human testing during the preclinical (and, later, the clinical) development phase.

          Clinical trials.    Clinical trials, or human tests to determine the safety and efficacy of potential drug candidates, typically comprise three sequential phases, although the phases may overlap:

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  Phase I: The drug is initially introduced into healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.

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  Phase II: This phase involves studies in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

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  Phase III: When Phase II evaluations demonstrate that a dosage range of the product is effective and has an acceptable safety profile, Phase III trials are undertaken to further evaluate dosage and clinical efficacy and to further test for safety in an expanded patient population at geographically dispersed clinical study sites.

        The trend towards longer trial durations and larger test populations has necessitated the production of large volumes of potential drugs for these tests. The production demands in turn require significant support from analytical chemists.

        If successful, clinical trials in the United States result in the filing of a New Drug Application (NDA) with the FDA. Similarly, separate clinical trials must be conducted and regulatory approvals secured before a drug can be marketed internationally.

  Recent Trends and Opportunities

        We believe the following trends have led and will continue to lead to increased utilization of collaborative drug discovery relationships as well as the component services provided by companies such as us:

        Patent expirations, generic competition and pricing pressure spur the need for new pharmaceutical products.    Looming patent expirations and the prospects of generic competition contribute to concerns surrounding the sustainability of double-digit revenue growth rates for traditional pharmaceutical companies. For example, according to the Pharmaceutical Research and Manufacturers of America (PhRMA), the share of the U.S. prescription drug market held by generics is expected to increase from 51% in 2002 to 57% in 2005. Moreover, government legislation and Health Maintenance Organization (HMO) practices support the substitution of generic therapeutics for branded drugs. In parallel, increased focus on the part of HMOs and government programs on determining which reimbursements to make for healthcare costs, including prescription and non-prescription drugs, creates margin pressures and emphasizes the need for innovative new products. The need for new drugs to compete successfully in the prescription drug market should result in strong demand for collaborative relationships with companies having leading technologies and proven track records of identifying and optimizing preclinical drug candidates.

        The impact of genomics.    The research and development process has experienced a fundamental change fueled by the revolution in genomics and the sequencing of the human genome. Genomics has resulted in the identification of many new potential disease targets, against which chemical compounds must be evaluated. In our view, this breakthrough effectively shifts the drug discovery bottleneck from biology to chemistry, as the need for effective target identification and validation has been eclipsed by challenge of discovering and developing viable preclinical and clinical candidates. The proliferation of new potential drug targets should fuel the demand for collaborative relationships with companies having lead generation technology and the medicinal chemistry expertise to develop promising leads into solid therapeutic candidates.

        The need for faster and cheaper research and development.    According to the Tufts Center for the Study of Drug Development (22 Journal of Health Economics, 2003), pharmaceutical companies, on average, devote 14 years and spend $800 million for each marketed drug. Despite escalating R&D expenditures, the number of blockbuster drugs has remained low. During the past 20 years, as indicated in the PhRMA Annual Survey for 2003, total R&D spending by U.S. pharmaceutical companies has increased approximately thirteenfold, to an estimated $25 billion in 2000 from $2 billion in 1980. While this focus on new drug generation has yielded a record number of new drugs in development, the number of FDA approvals of new therapeutics has not increased accordingly. Despite the chronicled advances in genomics, biology and chemistry, and significant improvements in information technology and informatics (where scientists apply this information technology to the drug discovery process through tools that enable the capture, visualization and analysis of data), the pharmaceutical failure rate remains high, and the percentage of potential new drugs recovering their development costs remains low. As a result, discovering drugs remains slow, expensive and risky. When combined with the margin pressures described previously, there is an accelerating need to manage costs through efficient R&D. We believe a significant opportunity exists for a drug discovery organization that can efficiently create higher-quality drug candidates resulting in improved success in the clinical development process.

        Central role of chemistry in drug discovery.    The vast majority of drugs in the global marketplace, as well as potential therapeutics in preclinical and clinical development, are chemistry-derived small molecule compounds. Small molecule drugs offer manufacturing and delivery advantages over other protein-based drugs, including a greater universe of treatable diseases, lower cost with greater ease of manufacturing, and patient preference for an orally available small molecule (e.g., a tablet or capsule) over an injectible protein or antibody therapeutic. Therefore, we believe small molecule drugs will continue to account for the majority of drugs in development and on the market in the future. The chemical make-up or structure of a drug is the key determinant of its potency, specificity, dosing regimen and side effect profile. Minor modifications in chemical structure can differentiate drugs and determine their success or failure in the marketplace. While targets are used for evaluating the drug characteristics of chemical compounds, sophisticated chemistry expertise is required to analyze the raw compound, understand its chemical composition, engineer it into a therapeutic candidate, and develop it into a drug. We expect the prevalence of small molecule drugs to continue to benefit companies with this (particularly medicinal chemistry) expertise.

  Our Business Strategy

        Our objective is to expand our leadership position in collaborative drug discovery and increase our pipeline of proprietary and partnered drug candidates. Our strategies to achieve this objective are as follows:

        Enter into new and expanded third party research collaborations, and commence additional internal drug discovery programs.    Through collaborative efforts with leading pharmaceutical and biotechnology partners and internal discovery efforts, we have built a substantial pipeline of drug candidates. It is our strategy to add to this sizable pipeline of programs. Each new collaboration or other business arrangement into which we enter, and each new internal program we commence, augments this pipeline. Third party alliances and proprietary efforts also provide sources of current and prospective revenue for us, effectively funding our product generation efforts. As candidates progress through the development process, the milestone payments due from collaborators increase sharply, providing incentive for us to develop as diverse and robust a pipeline as possible.

        Unlike most biotechnology companies, which must make significant up-front investments to advance their programs and wait until the programs generate revenue to benefit financially, we receive funding for our efforts and participate, at commencement and throughout the program, in the financial rewards from the project. Insofar as biotechnology entities fund their own programs, they must dramatically limit the number of programs in which they invest and enjoy an interest. Through our collaborative drug discovery business model, we are not similarly constrained.

        Become the collaborative drug discovery partner of choice for pharmaceutical and biotechnology companies. We currently have drug discovery collaboration agreements with leading pharmaceutical and emerging biotechnology companies and have successfully delivered more than 20 programs to our partners. We believe our strong track record and attractive list of current partners provide validation of our technology and expertise. We further believe that our talented team of chemists and biologists, equipped with our proprietary combinatorial chemistry technology and state-of-the-art medicinal chemistry and computational tools, offer a unique solution to potential collaborative partners and gives us a competitive advantage when seeking new partners. Our drug discovery technologies and expertise allow our partners to reduce their overall drug development time and cost and increase the success of their development efforts.

        Maintain our position as a leading chemistry services provider.    We believe we already are an industry leader in the discovery and chemical optimization of novel drug candidates on an outsourced basis.

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  To date, our scientists have synthesized approximately 7.5 million diverse small molecules with drug-like characteristics. We leverage this collection and our abilities in assay development, high throughput screening and ultra high throughput screening to identify compounds active against disease targets.

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  We utilize our broad chemistry expertise, including combinatorial chemistry, medicinal chemistry and parallel synthesis, together with advanced biological screening and ADME technologies, to enhance and optimize the potency, selectivity and other attributes of lead compounds. This process is designed to convert active leads into potential clinical candidates.

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  We have conducted more than 25 chemistry optimization programs, on behalf of third party collaborators and in connection with our internal drug discovery efforts.

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  We have assembled a significant database, accessible to our scientists, containing a wealth of information concerning the chemical interactions between our proprietary compounds and a variety of internal and third party disease targets.

        We view the provision of chemistry services as presenting multiple benefits for our company. In addition to the incremental revenue earned from furnishing these services, we see our chemistry services offerings as an opportunity to penetrate major pharmaceutical and biotechnology companies which currently are not prepared to enter into collaborative drug discovery arrangements with us. As we demonstrate the value we provide under these service contracts, we hope to be able to convert the customer relationships into collaborative partnerships. Further, we believe that the conclusion of service deals and collaborations is a most effective means for continuing to build our pipeline of potential drug candidates and, in turn, increasing our opportunities to receive additional milestone and royalty payments.

        Expand our business through strategic transactions.    From time to time we have considered, and we will continue to consider in the future, if and when any appropriate opportunities become available, strategic initiatives intended to further the development of our business. We believe that there are opportunities to expand our product pipeline through the acquisition or in-licensing of, or investment in, product development candidates, and we intend to continue to explore and evaluate those opportunities. In certain cases, we may determine to structure a transaction in which we would issue our equity securities in payment of the purchase price or to satisfy capital contribution requirements.

        Continue to develop collection of libraries and knowledge base.    We have built sets of libraries that aggregate millions of compounds available for future screening programs. This collection of compounds will increase as new libraries are created and as outlicensed libraries are returned to us upon the expiration of customers' exclusivity periods. We believe that this growing library collection will provide a valuable source of leads for future drug discovery programs. We also intend to continue to build our knowledge base of the relationships between classes of chemical structures and classes of biological targets. We believe that this database will grow as we design, synthesize and screen large numbers of compounds against a growing number of targets. Further, we believe that this knowledge base will provide a future competitive advantage by enabling us to more quickly discover active compounds for newly identified targets.

  Our Drug Candidate Pipeline

        We have screened our proprietary collection of drug-like compounds against over 90 molecular disease targets. As a result of these screening efforts, more than 60 compounds have shown sufficient therapeutic activity for lead optimization work to be performed on the compounds. These optimization programs have yielded a pipeline consisting of four clinical candidates (with respect to which the human testing process has begun) and over 40 other drug development programs in the preclinical stage. Some of these programs are operating with our collaborative partners, while others remain within our internal discovery program. In all cases, we have a significant financial interest in each of the subject compounds. In our view, this pipeline holds great potential for the introduction of one or more drugs into the market.

        Our portfolio of drug candidates covers a broad range of disease areas. Because our collaborative partners have diverse therapeutic focuses, our product pipeline spans multiple disease categories. We have found that our partners generally concentrate a particular program on one or more specific therapeutic areas, as a means to maximize the efficiency and effectiveness of their efforts. Our compound portfolio is not so restricted. Because our contribution to the development process occurs far enough "upstream," lead compounds discovered in a collaboration can show therapeutic activity (and, therefore, lead to milestone and subsequent payments) in a variety of disease areas. Accordingly, therapeutic focus is not necessarily a critical factor in the success of our efforts. This has allowed us to diversify our portfolio of programs across multiple disease categories.

        Drug development is a highly uncertain process. We have no products that have received regulatory approval for commercial sale and have only four clinical candidates. All of our product candidates, including our clinical candidates, are in development, and we face the substantial risk of failure inherent in developing drugs. Failure can occur at any stage of product development. Success in preclinical testing does not ensure that clinical trials will be successful. Based on results at any stage of product development, we or our collaborators may decide to discontinue development of our product candidates. If we are unable to develop product candidates, our ability to generate revenue will be impaired and our business will be harmed.

        Our development candidate pipeline is described below:

  Our Clinical Candidates

        Four drug candidates in which we have a proprietary interest have commenced the human clinical testing process. The compound developed in our collaboration with Bristol-Myers Squibb, therapeutically active against p38 (a rheumatoid arthritis target), entered the clinic in August 2003. The p38 program began as one of our proprietary programs, and was partnered with Bristol-Myers Squibb at the lead identification stage. The candidate emanating from our collaboration with Daiichi also is from our internal compound collection. We partnered this potential therapeutic, which targets an inflammation indication, with Daiichi and began clinical trials in November 2003. Given the early stage of development of this candidate, we are not aware that Daiichi has determined the specific indication to be targeted within the inflammation category. The first compound developed in our collaboration with Schering-Plough entered the clinic in December 2003 and targets a respiratory indication. A second candidate resulting from our Schering-Plough collaboration began clinical trials in the first quarter of 2004, and targets an inflammation indication. Given the early stages of development of these candidates, we are not aware that Schering-Plough has determined the specific indications to be targeted within the respiratory and inflammation categories, respectively.

  Development Candidates

        There are currently three preclinical development candidates in our pipeline of potential drugs, each of which is from our proprietary compound library. We have entered into partnership agreements with major pharmaceutical companies for each of these programs, under which we licensed the compounds to the partner for further development. At present, these compounds are at various stages in the GLP Toxicology evaluation process. Two of these programs address asthma/allergy indications and the third is an oncology target.

  In Vivo Optimization Candidates

        Our pipeline includes eight advanced lead compounds undergoing in vivo optimization and pre-GLP toxicology studies. In this stage of the development process, testing of the interaction of the compound and the target is conducted in a live animal, such as a rat or mouse. Two of these candidates emanated from proprietary programs we conducted in the area of obesity and lipidemia, and subsequently were licensed to pharmaceutical partners for further development. The other six programs involve drug candidates, some of which are our proprietary compounds, targeting cancer, pain management, depression/anxiety, MS/transplant rejection, sinusitis/rhinitis, inflammation and angiogenesis.

  In Vitro Optimization Candidates

        Six candidates in our portfolio are undergoing in vitro optimization. This portion of the drug discovery process involves the testing and analysis of the interaction of the compound and the target in a controlled environment, such as our laboratories, outside of any animal or other living biological organism, for such properties as metabolic stability, absorption and toxicity. Three of these compounds resulted from proprietary programs we conducted internally. Therapeutic areas addressed in these six programs include anxiety/depression, immunological response, neurologic disease, angiogenesis, obesity/sexual dysfunction and allergy/transplant rejection.

  Active Compounds

        Our pipeline includes six active compounds currently undergoing "hit-to-lead" efforts. In this phase, our chemists analyze compounds screened against biological targets for desired therapeutic activity. "Active" compounds are then evaluated to determine whether optimization studies should be conducted. Three of these programs originated as proprietary projects we conducted internally, and our work is continuing to develop the active compounds into lead series for further development. Therapeutic areas covered by these programs include inflammation, the Human Immunodeficiency Virus (HIV), asthma, neurological disease, diabetes/obesity and pain management.

  Targets for screening

        We are currently screening, or preparing to screen, another 15 to 20 therapeutic targets covering a broad range of disease areas. Most of these targets have been provided to us by collaborative partners. Based on our historical rate of success in identifying leads from our proprietary collection of drug-like compounds that are active against targets we accept for screening, we expect to advance a substantial number of these programs to the "hit-to-lead" stage. Thereafter, we anticipate that some portion of these active compounds will be selected for chemical optimization, based on their potential for development into solid drug candidates. The screening of these new targets is fundamental to the growth of our business, as active compounds discovered at this early stage replenish and supplement our candidate pipeline and lead to additional collaborative work and possible "downstream" milestones and royalties.

  Our Business Model

  Collaborative Drug Discovery

        Central to our strategy is the pursuit and performance of collaborative drug discovery relationships with major pharmaceutical and biotechnology companies. Under these arrangements, our partner usually will define one or more therapeutic targets on which the parties will collaborate. We will perform designated services in the collaboration (such as the screening of our internal compound collection against the target, and the chemical optimization of active compounds identified through the screening process) in close consultation with the partner. The collaboration typically is closely managed, through regular meetings and detailed reporting requirements, by a Joint Research Committee (JRC), consisting of our representatives and scientists designated by our partner. The JRC has considerable power and discretion in operating the program, and to guide the manner in which the objectives of the collaboration are pursued. Commonly, the JRC will make frequent adjustments (large and small) to the joint work performed by our chemists and biologists in collaboration our partner's scientific staff to enhance the productivity and usefulness of the effort. As a result, rather than performing a list of designated services and delivering the end product to the customer, we typically employ our technologies and personnel pursuant to a joint plan developed and regularly adjusted by the JRC.

        As compensation, these arrangements typically provide that customers make payments to us in the form of:

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  up-front fees for the services requested;

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  full-time equivalent employee (FTE) research funding for each scientist we utilize in the collaboration;

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  lump-sum milestone payments contingent upon the achievement of scientific endpoints specified in the collaboration agreement; and

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  royalties from the commercial sale, if any, of a product resulting from the parties' efforts.

        Milestone payments typically increase as a compound or lead series progresses through the development process. Early stage milestones, such as payments for identifying an active compound from our primary screening work, usually range in the low six figures. Achievement of later stage pre-clinical milestones, such as the nomination of a drug development candidate with respect to a lead compound, trigger payments in the mid-to high-six figures. Clinical milestones, such as the filing of an IND, the commencement of human clinical trials or the filing of an NDA with the FDA, typically lead to payments from one to several million dollars.

        We will earn royalty payments to the extent that products derived from compounds discovered and/or optimized in the collaboration reach the market. However, there can be no assurance that any of these products will reach the market. These royalties are calculated as a percentage (on average, 4%-8%) of the dollars generated from any commercial sale of these products.

  Proprietary Drug Discovery

        We conduct our own internal drug discovery research as a key component of our business model. In these programs, our scientific staff (in consultation with our Scientific Advisory Board) selects one or more molecular targets of interest in one of the many therapeutic areas in which we have experience. We then develop a work plan for the screening of our internal compound collection against the target(s). Under the work plan, active compounds discovered during the screening phase typically are optimized through the efforts of our medicinal chemists. Our scientists will continue their work on the internal program until management determines to market the program to potential partners (typically, large pharmaceutical companies) for "downstream" development. If such a partnering agreement is reached, the proprietary program may be converted into a collaborative drug discovery project similar to those discussed in the previous section. The milestones and royalties payable to us under such a converted program, however, typically are considerably larger than in collaborations in which the partner provides the therapeutic target at the initiation of the project. The enhanced compensation payable to us reflects the higher level of up-front investment we make in programs of this nature, as well as the increased risk we assume in advancing the program from its origination to the point at which a development partner is secured.

        The following chart sets forth our internal candidate pipeline and the disease area in which the program is focused. Each of the candidates set forth in the chart is a proprietary program of ours that is not partnered with a collaborator. Each of the candidates is at the hit-to-lead stage of the development process.

PDD Internal
Drug Discovery Candidate Pipeline

Proprietary Compound	Therapeutic Area
Active Compounds(1)
Tie 2	Thrombosis, Pain
IKK-B Inhibitors	Inflammation
ORL-1	Analgesia
HSD-1 Inhibitors	NIDDM
CXCR3 Agonists	Oncology
Lead Compounds(2)
avb3 Inhibitors	Angiogenesis
Bradykinin B1	Inflammation
Jak 3 Inhibitors	Immunosuppression

    (1)
    Active Compounds are compounds that demonstrate the ability to impact a target.

    (2)
    Lead Compounds are active compounds that meet specific criteria which warrant their further advancement in the drug development process.

  Chemistry Services

        The global market for chemistry services in 2003 is estimated by Kalorama to be approximately $1.4 billion. Moreover, based on our internal analyses, this market appears to be growing strongly, as the revenue of publicly-traded chemistry services competitors have tripled over the last five years.

        In our business, we view chemistry services as the provision of assay development, high throughput screening, compound library synthesis and related services under arrangements in which we are compensated solely on a fee-for-service basis, without any right to receive milestones, royalties or other "downstream" payments. At present, substantially all of our revenue-generating agreements with pharmaceutical and biotechnology companies are collaborative relationships, in which we have a financial interest in the subject compounds as they progress through the development process. To date, we have entered into few fee-for-service based chemistry services contracts. However, it is part of our strategy to selectively enter into additional agreements of this nature. We see our chemistry services offerings as an important avenue for penetrating major pharmaceutical and biotechnology companies which currently are not prepared to offer their third party service providers a continuing interest in the applicable program. It is our strategy to demonstrate to the customer through these service contracts the value we provide, and to convert the relationships to collaborative partnerships.

        In an effort to develop a competitive chemistry services offering, we created a strategic arrangement in 2003 with Wu Xi PharmaTech of Shanghai, China under which both companies will offer chemistry and R&D services to pharmaceutical and biotechnology companies. We expect to offer these services to both our current collaborators and other pharmaceutical and biotechnology companies. We and Wu Xi PharmaTech expect to co-market chemistry support for pre-clinical and R&D programs such as the synthesis of combinatorial chemistry templates, compound libraries, individual compounds, process research and development and scale up. In addition, we intend to design and market in tandem with Wu Xi PharmaTech targeted libraries of discrete compounds biased towards particular disease-related families of targets.

  Our Core Technology and Drug Discovery Platform

        In our view, the limited number and diversity of available chemical compounds as potential drug candidates has become a major bottleneck in the drug discovery process. The low productivity of many synthesis technologies, however, severely constrains the number of compounds available for screening in order to identify active compounds and provide the basis for initial SAR analysis. These synthesis methods also slow the optimization process by limiting the number of analogs synthesized and tested. As genomics and the mapping of the human genome have generated numerous potential new disease targets and advances in high throughput screening have led to a backlog of lead compounds showing some therapeutic activity, we believe that the lack of sophisticated medicinal chemistry expertise in the industry has had a dampening effect on the progress of drug development.

        We believe that our talented team of chemists and biologists, equipped with our proprietary combinatorial chemistry technology and state-of-the-art medicinal chemistry and computational tools, offer a unique solution to these and other constraints on the productivity and success of the drug discovery process. Importantly, our technology uses solid phase synthesis and an encoding system to permit rapid identification of compounds synthesized in combinatorial mixtures. Further, our approach to drug discovery makes extensive use of software and informatics products to assist in the modeling of potential therapeutics, the simulation of interactions between compounds and biological targets and the collection, storage and use of the data generated from our research activities. In our view, these technologies, taken together with the broad experience garnered by our scientists through their work with leading pharmaceutical and biotechnology companies, provide us with a competitive advantage in early-stage drug discovery.

        Our drug discovery approach encompasses our proprietary combinatorial chemistry encoding technology, Encoded Combinatorial Libraries on Polymeric Support ("ECLiPS®"), our proprietary collection of chemical compounds, assay technology, production automation, information systems and quality assurance programs, as more fully described below.

        ECLiPS Technology.    ECLiPS enables us to generate hundreds of thousands of small molecule compounds at a fraction of the cost of traditional chemical synthesis methods. We use "Direct Divide" combinatorial chemistry to build collections, or libraries, of 10,000 to 500,000 or more small molecule compounds by performing only 50 to 200 individual chemical reactions. ECLiPS offers substantial productivity improvements as compared to the 10,000 to 500,000 or more reactions that would be required to prepare similarly sized chemical libraries by synthesizing each compound individually. The ECLiPS technology productivity advantage results from the synthesis of compounds on tiny plastic beads in large mixtures, to which we attach proprietary, easily detectable, stable tag sets to enable the rapid identification from the mixture of any compound that is active in a biological screening assay.

        We use ECLiPS technology to build libraries of small compounds, predominantly heterocycles. These low molecular weight compounds are preferred by pharmaceutical companies because they are more likely to be orally active (effective as drugs in tablet or capsule form), tend to have longer duration of action and are less expensive to manufacture. In contrast, natural peptide and oligonucleotide drugs are usually degraded by human digestive system enzymes and generally must be administered by injection. In addition, peptide and oligonucleotide drugs are often quickly eliminated from the body, which limits their duration of action. Further, the ECLiPS technology allows rapid resynthesis of compounds without deconvolution, a process in which an active compound must be "reverse engineered" by resynthesizing and testing various component combinations until the structure of the active compound is deduced.

        Our ECLiPS technology enables us to build large, densely packed libraries of drug-like compounds that generate rich SAR information from the primary screening process. This SAR data greatly facilitates our drug candidate optimization by providing our medicinal chemists with a type of structural "roadmap" to guide their optimization efforts. Lead optimization is further accelerated by our expertise in combinatorial chemistry. Our scientists build combinatorial libraries of compounds around molecules and assay the molecules in an effort to determine the most promising course for ongoing synthesis.

        Our tagging technology has been licensed exclusively from Columbia and Cold Spring since 1993. We are obligated to pay a minimum annual license fee of $100,000 to Columbia and Cold Spring. The term of the agreement is the later of (i) 20 years or (ii) the expiration of the last patent relating to the technology, at which time we will have a fully paid license to the technology. The license granted under this agreement may be terminated by Columbia and Cold Spring (i) upon 30 days written notice to us if Columbia and Cold Spring elect to terminate if we do not expend certain amount of money developing and commercializing the combinatorial chemical libraries, (ii) upon 30 days written notice to us if we materially breach the agreement and fail to cure the material breach, or (iii) if we commit any act of bankruptcy, become insolvent, file a petition under any bankruptcy or insolvency act or have a petition filed against us that is not dismissed within 60 days. We are also obligated to pay royalties to Columbia and Cold Spring based on net sales of pharmaceutical products we develop, as well as a percentage of all other payments (such as milestones and royalties) we receive from customers where we have utilized the technology licensed from Columbia and Cold Spring.

        Our Compound Library.    We have employed ECLiPS, together with other technologies, to synthesize approximately 7.5 million unique and proprietary chemical compounds. Our collection is organized into "libraries," consisting of both large and diverse "discovery" libraries of 20,000-100,000 compounds and smaller "targeted" libraries designed to interact with particular disease targets or classes of targets. Our collection has had success producing compounds found to be therapeutically active against difficult targets supplied by our partners; in the primary screening process, our libraries often produce hundreds of active compounds of varying potencies rather than the handful generated by some other collections. In our view, the value of these significant compound collections has been recognized by a number of leading pharmaceutical organizations, who recently have decided to build large internal compound libraries or significantly augment existing small molecule collections.

        Our small molecule libraries have been engineered to be both drug-like and diverse. A significant majority of the compounds in our collection have no or only one exception to the "Lipinski Guidelines," an industry standard for determining the structural characteristics of a compound likely to be a successful drug. However, we understand that a collection that is too uniform (even in its drug-like tendencies) risks sacrificing the variety of structure and composition that can lead to the discovery of new pharmaceuticals. As a result, we have designed our libraries with diversity and novelty in mind.

        The screening of our collection has produced scores of promising compounds found to be therapeutically active against our partners' targets. Small molecules discovered in our libraries currently are the focus of dozens of internal and collaborative optimization programs. Most of our advanced clinical and preclinical candidates are centered around compounds from our collection. In several of these programs, we have found that years of medicinal chemistry work, performed both in our laboratories and at our partners' facilities, has altered the structure of the drug candidate remarkably little from the compound originally synthesized by our chemists and catalogued in our library.

        Our criteria for determining whether or not we have been successful in the screening of our compound library against a particular disease target are both rigorous and relatively simple. We measure our success by evaluating the potency of each screened compound in inducing, or inhibiting, activity in the target at specified "concentrations" of the compound per liter. A screen against a given target is deemed to be "successful" if we discover at least one compound from our collection that is active in the desired manner against the target at the prescribed concentration. We report our success to our collaborators in terms of activity of the compound against the applicable target at concentrations agreed to with our partner in advance.

        Our compound collection and high throughput screening technologies have been proven to be effective against a wide variety of biological targets. Importantly, we have achieved success against some of our collaborators' most difficult targets, often after our partners' internal drug discovery efforts were unsuccessful. Our libraries have been shown to be particularly effective against some of the industry's most important disease targets, such as G-Protein Coupled Receptors (GPCRs) and Kinases.

        For example, of the 17 Kinases we have screened to date, a potent active compound from our library was discovered in 15 cases (an 88% success rate). For GPCRs, we discovered a potent active compound in 17 of 25 cases (a 68% success rate). Overall, we have about a 58% success rate in discovering potent compounds active against some of our collaborators' most challenging targets.

        Our chemistry optimization services have also proven highly effective in delivering compounds to collaborators meeting the criteria specified by our partner. In the GPCR area, we have produced optimized compounds in 9 of 13 programs we have conducted (a 69% success rate). Further, in the case of Kinases, we have delivered optimized compounds in 4 of the 5 programs we have undertaken (an 80% success rate). Overall, we have about a 77% success rate in optimizing compounds to the criteria specified by our collaborators.

        Assay Technology.    Based upon publicly available information from the websites of our major competitors and certain other companies in the pharmaceutical industry, we believe we are an industry leader in the development and use of technologies to accurately and rapidly test chemical compounds against biological targets on a collaborative or outsourced basis. We employ 384-well and 1,536-well microtiter plate screening assays to identify compounds active against our partners' targets. These 384-well and 1,536-well formats offer significant throughput improvements and cost savings as compared to the industry standard 96-well format. In 2003 alone, we completed 40 million tests of our library compounds for activity against targets. Further, our 1,536-well format allows us to perform, at an extremely low cost, a screen of 5 million compounds against a collaborator's target in under two weeks. Labor required for screening with a 1,536-well assay is reduced tenfold as compared to 96-well plates.

        Production Automation.    Production automation technology is another important component of our integrated drug discovery approach. We have developed proprietary instruments and methods for quickly and cost effectively manipulating large numbers of small plastic beads and the compounds that are detached from these beads. The technology includes proprietary engineering methods and automated systems for placing individual compounds in 384 to 1,536-well assays and processing them in preparation for screening.

        Information Systems.    We have developed proprietary software to support our drug discovery activities. Our information systems assist our scientists in managing the extensive data generated during library production and testing. First, our software integrates the tag set decoding results with the original library design database to quickly provide our scientists with the specific chemical structure and synthesis steps for the active compound. Our information systems also include molecular modeling, structure analysis and statistical programs for designing optimization libraries and software to collect and analyze the results of individual assays. We use Accelrys products, thereby significantly enhancing our ability to use informatics in the drug discovery process. As we continue to build our chemical libraries and accelerate our high-throughput screening activities, our information systems store the SAR and other information generated. We have the ability to access this SAR information for our own internal use or to assist existing and new customers in the search of candidate molecules that interact with specific targets.

        Quality Assurance.    Our drug discovery approach includes an extensive quality assurance program. As libraries are synthesized, representative compounds are analyzed at each reaction step to assure that yields are high and compounds are sufficiently pure. During library production, samples are tested at each reaction step to assure that the tag sets have been satisfactorily attached and can be decoded. Representative compounds are also tested to identify optimal solvents and detachment conditions for removing compounds from beads to perform screening assays. Production plates containing compounds for screening include control samples to further assure that plates to be screened in assays have been prepared appropriately.

  Drug Discovery Collaborations

        In most of our drug discovery relationships with pharmaceutical and biotechnology companies, we screen our diverse proprietary collection of drug-like, small molecule compounds against one or more disease targets provided by our partner. We then, in collaboration with the partner, perform chemistry optimization of active compounds identified in the screening process to enhance their potency, selectivity and other desired attributes. In most cases, lead compounds from our internal libraries identified and/or optimized in the collaboration are licensed to the collaborator for prescribed periods during which the partner continues its development work relating to the compound. In return for our services, typically we are paid an up-front screening fee by the collaborator as well as fees for the chemistry optimization services performed by our scientists on behalf of the partner. In substantially all research collaborations, we are entitled to receive milestone payments from the partner contingent upon the achievement of defined preclinical and clinical milestones. We also are entitled to receive royalty payments from the collaborator, usually calculated as a percentage of the net sales generated from a pharmaceutical product containing a compound identified by us in the screening process and/or optimized by our medicinal chemists under the collaboration. Such royalties are payable only if, and to the extent, that there are commercial sales of such product(s).

        Set forth below are our most significant collaborative relationships.

  Schering-Plough Corporation

        In September 2003, we entered into new multiyear agreements with Schering-Plough Corporation, extending our largest pharmaceutical collaboration for a minimum of three years. Beginning our work together in 1995, we expanded the alliance in 1998 through a five-year agreement under which we created libraries for use by Schering-Plough scientists and assisted in the optimization of potential new therapeutics. Under the terms of the new agreements, we will optimize candidates selected for clinical development by Schering-Plough and screen our internal library to identify compounds active against multiple Schering-Plough targets. If successful, we will license the optimized drug candidates on an exclusive basis to Schering-Plough for further development. With respect to any target we accept from Schering-Plough for screening or optimization work, we have agreed that we will not screen our compound library for other collaborators, or for our own account, against that target for a specified period.

        We receive research funding from Schering-Plough and, in return for our successful drug discovery activities, we are entitled to receive milestone and other payments from Schering-Plough as compounds progress through development and royalties on sales of any products resulting from the collaboration. Payments under our Schering-Plough collaborations totaled approximately $13.9 million for the year ended December 31, 2003, representing approximately 47% of our revenue for the year. Payments under our Schering-Plough collaboration totaled approximately $14.7 million, $12.9 million, $13.4 million and $12.1 million for the years ended December 31, 2002, 2001, 2000 and 1999, respectively. Payments under our Schering-Plough collaborations since inception in 1995 have totaled approximately $102.7 million, of which approximately $23.5 million represents investments in our equity securities and milestone payments.

        The initial term of the new agreements is three years. Schering-Plough is obligated to fund a specified number of our FTEs in the first year, but may reduce its funding in the second year of the agreements if we do not produce at least one active compound from the screening of our internal library in such first year. In that event, Schering-Plough may "wind-down" the collaboration in the third year by reducing its funding obligation by approximately 50% from year one levels. At the end of such third year, the collaboration would terminate. If, however, we provide an active compound by the end of the first year, Schering-Plough is required to continue its funding during the second year at the same level as the first year. Further, if Schering-Plough agrees to optimize at least three of our internal compounds by the end of the second year, it is required to continue to fund us in the third year at the same level as in year one. If three compounds are not selected for optimization, Schering-Plough again may reduce the number of our FTEs it funds in the third year by 50%, in order to "wind down" the collaboration by the end of that year. If Schering-Plough is continuing to fund us at year one levels after three years, the collaboration will be extended for a fourth year if Schering-Plough agrees in the third year to optimize another of our compounds screened in the collaboration. Similarly, the agreement will be extended for a fifth year if Schering-Plough agrees in the fourth year to optimize at least one additional compound. If Schering-Plough decides not to commence such an optimization program in either the third or fourth year, then the subsequent year (i.e., the fourth or fifth year, respectively) will be the "wind down" year of the collaboration, in which Schering-Plough may reduce its funding obligation by 50% and terminate the collaboration at the end of that year. The third one-year extension (i.e., the sixth year of the collaboration) is at Schering-Plough's sole option.

  N.V. Organon

        In February 2002, we entered into a five-year drug discovery agreement with N.V. Organon (the pharmaceutical business unit of Akzo Nobel) to identify and optimize new drug candidates for multiple therapeutic targets provided by Organon. Compounds from our proprietary collection that are screened and optimized and which meet the potency, selectivity, efficacy and other criteria specified by the parties will be licensed to Organon on an exclusive basis for further development. In addition, with respect to any target we accept from Organon for screening or optimization work, we have agreed that we will not screen our compound library for other collaborators, or for our own account, against that target for a specified period. In return for our successful drug discovery activities, and meeting certain preclinical and clinical milestones, we are entitled to receive fees and milestone payments from Organon. Thereafter, upon successful commercialization of any product resulting from the relationship, we will be entitled to receive royalties on sales of that product.

        The initial term of the agreement is five years. Notwithstanding the stated term, however, Organon has the right to terminate the agreement as soon as 2005, and at future times thereafter, in the event we are unable to deliver lead compounds meeting the criteria specified in the agreement.

        Our relationship with Organon began in May 1996 with a drug discovery program focused on identifying novel compounds from our candidate library active against Organon targets in the therapeutic areas of depression, anxiety, psychosis and human reproduction. Based on the success achieved in the initial program, the collaboration expanded in 1998 and 1999 to cover other Organon targets. Over the last few years, the identification of active compounds from these collaborations has resulted in our receipt of milestone payments from Organon, and has led to a number of additional optimization programs and other chemistry services agreements between the companies. One such agreement was entered into in May 2002, under which we optimized against an important Organon target a series of lead compounds identified in a previous collaboration with Organon. We remain eligible for additional milestones and potential royalty payments from Organon in connection with this and other programs. Another significant program with Organon focuses on small molecule antagonists for Interleukin-8 (IL-8) CXCR2, one of our internal drug discovery programs. We originally identified lead compounds active against the IL-8 CXCR2 target, and began collaborating with Organon to further optimize these candidates.

        Payments under our various agreements with Organon totaled almost $5.5 million for the year ended December 31, 2003, representing approximately 18.5% of our revenue for the year. Payments under our Organon collaborations totaled approximately $6.0 million, $3.3 million, $3.4 million and $3.6 million for the years ended December 31, 2002, 2001, 2000 and 1999, respectively. Payments under our Organon collaborations since inception in 1996 have totaled approximately $38.9 million, of which approximately $8.3 million represents investments in our equity securities and approximately $750,000 was milestone payments.

  Other Relationships

        We recently completed all of the required services under our agreements with Novartis AG. In addition, we have received all compensation with regard to collaborative services under these agreements. Payments under our agreements with Novartis totaled $3.4 million for the year ended December 31, 2003, representing approximately 11.4% of our revenue for the year. If we are unable to enter into agreements with other collaborators, there could be a material adverse effect on us because of the resulting decrease in our revenues.

        We have also entered into research collaboration agreements with Berlex Laboratories, Bristol-Myers Squibb, Daiichi Pharmaceutical, AstraZeneca, Schering AG, Celgene Corporation, Boehringer Ingelheim, Otsuka Pharmaceutical Factory, Neurocrine Biosciences, Ester Neurosciences, Kowa Company, Altana Pharma, Taiho Pharmaceutical, Progenics Pharmaceuticals, Locomogene and Mitsubishi Pharma. We believe the termination of any one of these agreements would not have a material adverse effect on us.

  Marketing

        Our senior management and dedicated business development personnel are primarily responsible for marketing our collaborative capabilities and related services. Because our customers are typically highly skilled scientists, our use of technical experts in marketing has allowed us to establish strong customer relationships. We market our capabilities and services directly to customers, typically through meetings with senior management of pharmaceutical and biotechnology companies, and by our participation in trade conferences and shows. We also receive a significant amount of business from customer referrals and through expansion of existing contracts.

  Competition

        We compete with companies in the United States and abroad that engage generally in the discovery, development and production of drug discovery products and services and particularly in the effort to identify and optimize compounds for potential pharmaceutical development. We compete with the research departments of pharmaceutical companies, biotechnology companies, combinatorial and medicinal chemistry companies, and research and academic institutions. Many of these organizations have greater financial and human resources and more experience in research and development than us. We compete based on a number of factors, including size, relative expertise and sophistication, speed and costs of identifying and optimizing potential lead compounds and of developing and optimizing chemical processes.

        Historically, pharmaceutical companies have maintained close control over their research activities, including the synthesis, screening and optimization of chemical compounds. Many of these companies, which represent the greatest potential market for our services, have developed combinatorial chemistry and other methodologies to improve productivity, and have made major investments in robotics technology to permit the automated parallel synthesis of compounds. In addition, certain of these companies already have large collections of compounds previously synthesized or ordered from chemical supply catalogs or other sources against which they may screen new disease targets. Other sources of compounds include those extracted from natural products such as plants and microorganisms and compounds created using rational drug design. Academic institutions, governmental agencies and other research organizations are also conducting research in areas in which we are working, either on their own or through collaborative efforts.

        Competition also comes from organizations operating as integrated drug discovery companies or chemistry service providers such as Albany Molecular Research, Inc., ArQule, Inc., Array Biopharma, Inc., Discovery Partners International, Inc., Evotec OAI AG, and Tripos, Inc.

  Employees

        Our success depends in part on the continued service of key scientific, business development and management personnel and our ability to identify, hire and retain additional personnel. As of December 31, 2003, we had 157 regular employees, including 94 chemists and 27 biologists of whom 56 have doctorate level degrees. None of our employees is covered by collective bargaining agreements. All of our employees are at-will employees, which means that each of them can terminate their relationship with us and we can terminate our relationship with them at any time. We believe our relations with our employees are good. Furthermore, we offer industry competitive wages and benefits and are committed to maintaining a workplace environment that promotes employee productivity and satisfaction.

  Intellectual Property

        We have applied for approximately 161 patents, approximately 77 of which have been issued, relating to various aspects of our technology, including our molecular tag sets, certain screening technologies and our libraries or compounds contained therein. We either own these patents and patent applications or rights under them are licensed to us. Of particular note, we are the exclusive licensee of U.S. patents issued on October 15, 1996, February 24, 1998 and August 4, 1998, which provide broad protection to our use of encoded combinatorial libraries and which expire in 2013. Our success will depend in large part on our ability, and the ability of our licensees and licensors, to obtain patents for our technologies and the compounds and other products, if any, resulting from the application of such technologies, defend patents once obtained, maintain trade secrets and operate without infringing upon the proprietary rights of others, both in the U.S. and in foreign countries.

  Government Regulation

        Generally, in order to gain approval of the FDA, a company must conduct preclinical studies in the laboratory and in animal models to gain preliminary information on a compound's efficacy and to identify any safety problems. The results of these studies are submitted as a part of an IND that the FDA must review prior to the commencement of clinical trials of an investigational drug. In order to commercialize any products, we or our customer will be required to sponsor and file an IND and will be responsible for initiating and overseeing the clinical trials to demonstrate the safety and efficacy that are necessary to obtain FDA approval of any such products. Clinical trials are normally done in three sequential phases (Phase I, Phase II and Phase III) that may overlap and generally take two to five years, but may take longer, to complete. After completion of clinical trials of a new product, FDA and foreign regulatory authority marketing approval must be obtained. If the product is classified as a new drug, we, or our customer, will be required to file an NDA and receive approval before commercial marketing of the drug. Even if FDA regulatory clearances are obtained, a marketed product is subject to continual review, and later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions. For marketing outside the United States, we will also be subject to foreign regulatory requirements governing human clinical trials and marketing approval for pharmaceutical products. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country. Further, our research and development processes involve the controlled use of hazardous materials. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although we believe that our activities currently comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated.

  Research and Development

        Our expense for proprietary research and development activities was as follows (in thousands):

Years Ended December 31,
2001	2002	2003
$7,225	$6,848	$3,951

        The decrease in research and development from 2001 to 2003 resulted from planned reductions in internally-funded research and development activities and increased resources allocated to collaborative projects.

  Properties

        We currently lease and occupy approximately 163,000 square feet in three facilities near Princeton, New Jersey. We pay approximately $320,000 per month under these leases and they expire at various dates through 2016.

  Legal Proceedings

        We are not a party to any material legal proceedings.

AVAILABILITY OF INFORMATION

        Pharmacopeia has filed with the SEC a Registration Statement on Form 10 with respect to the shares of our common stock to be received by the stockholders of Pharmacopeia. This information statement does not contain all of the information set forth in the Form 10 Registration Statement and the exhibits thereof, to which reference is hereby made. For further information with respect to us and this offering, reference is made to the Registration Statement and the exhibits filed as part of the Registration Statement. Statements made in this information statement as to the contents of any contract, agreement or other documents referred to herein are not necessarily complete. Reference is made in each instance to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the SEC's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional office located at 233 Broadway, New York, New York 10279 after payment of fees prescribed by the SEC. Information may be obtained on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a World Wide Web site which provides online access to reports, proxy and information statements and other information regarding the registrants that file electronically with the SEC at the address http://www.sec.gov.

MANAGEMENT

Directors

        Our directors, their ages and their positions as of the date of this information statement are as follows:

Name	Age	Position
Joseph A. Mollica, Ph.D.	63	Chairman of the Board, President and Chief Executive Officer
Frank Baldino, Jr., Ph.D.	49	Director of the Company; Chairman and Chief Executive Officer of Cephalon, Inc.
Paul A. Bartlett, Ph.D.	56	Director of the Company
Gary E. Costley, Ph.D.	59	Director of the Company; Chairman of the Board, President and Chief Executive Officer of International Multifoods Corporation
James J. Marino	53	Director of the Company; Partner, law firm of Dechert LLP
Bruce A. Peacock	52	Director of the Company; President, Chief Executive Officer and a director of Adolor Corporation

        Dr. Mollica has served as our Chairman of the Board, President and Chief Executive Officer since April 2002. He served as Chairman of the Board of Directors and Chief Executive Officer of Pharmacopeia from February 1994 to April 2004. He served as President of Pharmacopeia from August 1996 to April 2004. From 1987 to December 1993, Dr. Mollica was employed initially by the DuPont Company and then by The DuPont Merck Pharmaceutical Company, most recently as President and Chief Executive Officer. Dr. Mollica is a director of Genencor International Inc., ImPath, Inc. and Neurocrine BioSciences, Inc. Dr. Mollica received a Ph.D. from the University of Wisconsin, and a Doctor of Science, h.c., from the University of Rhode Island.

        Dr. Baldino has served as one of our directors since April 2004. He served as a director of Pharmacopeia from October 1996 until April 2004. In 1987, Dr. Baldino founded Cephalon, Inc., an integrated specialty biopharmaceutical company. He has served as Cephalon, Inc.'s Chairman and Chief Executive Officer since 1999. Dr. Baldino is currently a director of Cephalon, Inc., ViroPharma, Inc., NicOx S.A., Acusphere, Inc. and certain closely held companies and charitable organizations.

        Dr. Bartlett has served as one of our directors since April 2004. He served as a director of Pharmacopeia from January 1998 until April 2004. Dr. Bartlett is also a member of our Scientific Advisory Board. Dr. Bartlett is a Professor Emeritus of Chemistry at the University of California, Berkeley and was a Professor of Chemistry there from 1973 to 2003. He is the past Chairman of the Department of Chemistry at the University of California, Berkeley.

        Dr. Costley has served as one of our directors since April 2004. Dr. Costley has served as a director of Pharmacopeia since February 1996. Dr. Costley has served as the Chairman of the Board of Directors and Chief Executive Officer of International Multifoods Corporation, a food company, since January 1997, and as President since March 2004. From May 1995 through January 1997, Dr. Costley was the Dean of the Babcock Graduate School of Management, Wake Forest University. For more than five years prior to that time, Dr. Costley held various management positions with Kellogg Company, most recently as Executive Vice President. Dr. Costley is currently a Director of International Multifoods Corporation and Principal Financial Group.

        Mr. Marino has served as one of our directors since April 2004. He served as a director of Pharmacopeia from February 2000 until April 2004. He has been a partner in the law firm of Dechert

LLP since 1988. Mr. Marino currently serves as Chair of the firm's Life Sciences Practice Group and is the Managing Partner of the firm's Princeton office. He is engaged in the practice of corporate law with an emphasis on the representation of technology-based companies.

        Mr. Peacock has served as one of our directors since April 2004. Mr. Peacock has served as President, Chief Executive Officer and a director of Adolor Corporation, a biotechnology company, since April 2002. Prior to that, Mr. Peacock served as President, Chief Executive Officer and a director of Orthovita, Inc., a biotechnology company, from June 2000 to April 2002 and also served as Chief Operating Officer of Orthovita from June 1999 to June 2000. Previously, Mr. Peacock was Executive Vice President, Chief Operating Officer and a director of Cephalon, Inc., a publicly-traded biotechnology company, and was employed there from 1992 to June 1999. From 1982 to 1992, Mr. Peacock was Vice President and Chief Financial Officer of Centocor, Inc., a biotechnology company. Mr. Peacock is a member of the Executive Council of Solera Partners LLC, a venture capital company.

Executive Officers

        Our executive officers, their ages and their positions as of the date of this Information Statement are as follows:

Name	Age	Position
Joseph A. Mollica, Ph.D.	63	Chairman of the Board, President and Chief Executive Officer of the Company
Stephen A. Spearman, Ph.D.	53	Executive Vice President, Chief Operating Officer of the Company
William J. DeLorbe, Ph.D.	54	Executive Vice President, Human Resources, of the Company
Simon M. Tomlinson, Ph.D.	41	Senior Vice President, Business Development, of the Company
Maria L. Webb, Ph.D.	48	Vice President, Drug Discovery Research, of the Company

        We are currently conducting a search to hire a permanent chief executive officer. Dr. Mollica, the Chairman of the Board, President and Chief Executive Officer of Pharmacopeia, is expected to continue to serve as our President and Chief Executive Officer until a successor is appointed.

        Dr. Spearman has served as our Executive Vice President and Chief Operating Officer since April 2002. He served as Executive Vice President of Pharmacopeia from June 1998 until April 2004 and as Chief Operating Officer of the Pharmacopeia Drug Discovery division of Pharmacopeia from February 2001 until April 2002. Previously, he had served as Pharmacopeia's Executive Vice President, Operations from August 1996 until February 2001, and was appointed Pharmacopeia's Executive Vice President, Discovery Technology in June 1998. From 1975 to August 1996, Dr. Spearman held several positions at CIBA-GEIGY Corporation, most recently as Project Leader. Dr. Spearman received his Ph.D. and M.S. from Emory University. Dr. Spearman also holds a M.B.A. in Finance from Bryant College.

        Dr. DeLorbe has served as our Executive Vice President, Human Resources since April 2002. He served as Pharmacopeia's Executive Vice President, Human Resources from November 2001 until April 2004. Prior to joining Pharmacopeia, Dr. DeLorbe served as President of Venn Works RTP, a company developing and operating life sciences technology companies. Previously, Dr. DeLorbe worked for nearly 10 years in a number of senior management and human resources positions with The DuPont Merck Pharmaceutical Company and The DuPont Pharmaceutical Company. He also held various senior level research and management positions at several life science companies. Dr. DeLorbe holds a Ph.D. from the University of Iowa and a B.A. in Biology from Loras College.

        Dr. Tomlinson has served as our Senior Vice President, Business Development since April 2003. Prior to joining Pharmacopeia, Dr. Tomlinson was Chief Executive Officer and President of Integrated Discovery Sciences Corporation, a company he co-founded, which developed and marketed a drug discovery software platform focused on therapeutic target properties, from March 2002 to April 2003. Previously, he was Vice President and General Manager, Europe for DoubleTwist, Inc. from April 2000 through March 2002. During the preceding 10 years, he held a number of senior sales positions with Accelrys and certain of its predecessor companies. Dr. Tomlinson holds a Ph.D. in Computer Science and a B.Sc. in Chemistry from University College London.

        Dr. Webb has served as our Vice President, Drug Discovery Research since April 2002. She served as Vice President, Biology of the Pharmacopeia Drug Discovery division of Pharmacopeia from October 2000 to April 2002 and, previously, as Executive Director, Biology, from November 1999 to October 2000, Senior Director, Biology, from January 1999 to November 1999 and Director, Biology from September 1996 to January 1999. Prior to joining Pharmacopeia, Dr. Webb was a Senior Scientist at Bristol-Myers Squibb Company from 1989 to 1996. Previously, she was a Research Assistant Professor at Hershey Medical Center of The Pennsylvania State University from 1985 to 1989, and a National Institutes of Health (NIH) fellow at Temple University Medical School from 1983 to 1985. Dr. Webb holds a Ph.D. in Physiology from The Pennsylvania State University and a B.A. in Biology from Montclair State University.

Number and Terms of Directors

        Our amended and restated certificate of incorporation provides for our board of directors to be divided into three classes, with the term of one such class expiring each year. The first class, whose initial term expires at the first annual meeting of our stockholders following the completion of the distribution, is comprised of Drs. Baldino and Costley; the second class, whose initial term expires at the second annual meeting of our stockholders following the completion of the distribution, is comprised of Drs. Bartlett and Mollica; and the third class, whose initial terms expires at the third annual meeting of our stockholders following the completion of the distribution, is comprised of Messrs. Marino and Peacock. Following their initial terms, all classes of directors will be elected to three-year terms.

Board Committees

        The standing committees of the board of directors are the Audit Committee, the Compensation Committee and the Corporate Governance Committee.

        The Audit Committee's current members are Mr. Peacock (Chair) and Drs. Baldino and Costley. The Audit Committee is primarily responsible for approving the services performed by our independent auditors and for reviewing and evaluating our accounting principles and our system of internal accounting controls.

        The Compensation Committee's current members are Dr. Baldino (Chair) and Messrs. Marino and Peacock. The Compensation Committee reviews and recommends to the Board the compensation of all executive officers.

        The Corporate Governance Committee's current members are Mr. Marino (Chair) and Drs. Bartlett and Costley. The Corporate Governance Committee assists the full board of directors in fulfilling its responsibilities to assure that our company is governed in a manner consistent with applicable law and the interests of our stockholders.

Director Compensation and Other Arrangements

        Our non-employee directors will be reimbursed for expenses incurred in connection with performing their respective duties as directors. We will pay non-employee directors a cash fee of $1,500 for each meeting of the board or a committee attended by such director in person, and $750 for each such board or committee meeting attended by such director by telephone conference. In addition, each non-employee director will be paid in advance a cash retainer of $20,000 for that yearly period. The $20,000 annual retainer will be paid in advance in equal quarterly installments. Further, we will pay the Chairpersons of the Audit, Compensation and Corporate Governance Committees an annual cash supplement for their services in the amount of $5,000, $3,500 and $3,500, respectively. In addition, prior to the distribution date, the board of directors and sole shareholder of PDD will adopt the 2004 Pharmacopeia Drug Discovery, Inc. Stock Incentive Plan (the "PDD Stock Incentive Plan").

        Each of our non-employee directors participates in the PDD Stock Incentive Plan. Each individual who becomes a non-employee board member for the first time is automatically granted an option to purchase 12,000 shares of our common stock under the PDD Stock Incentive Plan on the date of his or her election or appointment to the board of directors, provided such individual has not been in the prior employ of our company. Thereafter, at each annual stockholders meeting, each non-employee director with at least six months of service on the board of directors who will continue to serve as a director after such meeting will automatically be granted an option to purchase 6,000 shares of our common stock.

Retention Bonuses

        We have entered into retention bonus agreements with Drs. Spearman and DeLorbe, effective February 4, 2004. Under these agreements, Dr. Spearman will receive $75,000 and Dr. DeLorbe will receive $50,000, provided that the distribution is successfully completed and the respective executive officer remains our employee through December 31, 2004. Under these agreements, Drs. Spearman and DeLorbe received restricted stock awards of 3,000 shares and 2,000 shares, respectively, of our common stock, which will vest in three equal annual installments commencing on February 4, 2005.

Employment Agreements

        We intend to enter into an employment agreement with Dr. Mollica pursuant to which he will serve as our president and chief executive officer until a successor is appointed. Under this agreement, Dr. Mollica will receive approximately $44,000 per month for his service. Dr. Mollica will also serve as chairman of our board of directors until the 2005 annual meeting of stockholders, when he will be eligible for renomination. He will be paid a $100,000 annual retainer for his services as chairman.

        Pharmacopeia has informed us that it expects it and Dr. Mollica to enter into a disengagement agreement in connection with the distribution. Pursuant to the disengagement agreement, Dr. Mollica will receive a $250,000 bonus in two equal installments, the first of which will be paid upon consummation of the distribution and the second of which will be paid when we appoint a permanent chief executive officer. This agreement also will provide that Dr. Mollica will be entitled to all of the severance benefits pursuant to his employment agreement with Pharmacopeia. Included in the severance benefits will be a severance payment equal to two times his annual salary plus a payment in lieu of bonus equal to two times 75% of his annual salary. Additionally, Dr. Mollica is entitled to the acceleration of vesting for all options granted prior to February 26, 2001 and the extension of the exercise period for such options for two years following the date of termination.

Severance Agreements

        We have entered into severance agreements with certain of our key employees ("PDD Executives"), including Drs. Spearman and DeLorbe, effective as of the distribution date.

        If a PDD Executive is terminated by PDD for "Cause" under his or her severance agreement, terminates voluntarily without "Good Reason," or dies we will have no obligation to the PDD Executive except to pay the executive any accrued, but unpaid base salary and expenses.

        "Cause" will be defined as:

    •
    any gross failure by the PDD Executive (other than by reason of disability) to faithfully and professionally carry out his or her duties or to comply with any other material provision of his or her employment agreement, which continues for thirty days after written notice by us; provided, that we do not have to provide notice in the event that the failure is not susceptible to remedy or relates to the same type of acts or omissions as to which notice has been given on a prior occasion;

    •
    the PDD Executive's dishonesty or other willful misconduct;

    •
    the PDD Executive's conviction of any felony or of any other crime involving moral turpitude, whether or not relating to his or her employment;

    •
    the PDD Executive's insobriety or use of drugs, chemicals or controlled substances either in the course of performing his or her duties and responsibilities under his or her employment agreement or otherwise affecting the ability of PDD Executive to perform those duties and responsibilities;

    •
    the PDD Executive's failure to comply with a lawful written direction of PDD; or

    •
    any wanton or willful dereliction of duties by the PDD Executive.

        "Good reason" will mean:

    •
    a material breach of the severance agreement by us;

    •
    our requiring the PDD Executive without his or her consent to relocate from his residence or commute more than 50 miles from where he is originally employed;

    •
    a material diminution in the PDD Executive's title, duties or responsibilities; or

    •
    a reduction by more than 15% of the PDD Executive's annual base salary.

        If the PDD Executive becomes disabled he will receive the benefits payable as if he had been terminated without cause, but the severance benefits will be reduced by any disability plan or insurance benefit paid.

        If we terminate the PDD Executive's employment involuntarily without Cause, or the PDD Executive terminates his employment with us for Good Reason, during the period that begins on the distribution date and ends on the one-year anniversary of the later to occur of (x) the distribution date or (y) the commencement of employment of our new chief executive officer (the "Spinoff Transition Period"), instead of any payments or benefits, we will:

  •
  pay the PDD Executive all accrued, unpaid compensation and benefits;

  •
  pay a lump sum in cash equal to 18 months base salary;

  •
  pay a lump sum in cash equal to 1.5 times the target incentive bonus for the PDD Executive for the year the PDD Executive's employment is terminated, whether or not the goals or targets are or would be met or payments would be made under the terms of the underlying bonus plan;

  •
  if not already paid, pay a retention bonus if termination occurs before December 31, 2004;

  •
  accelerate the vesting of any unvested executive deferred compensation applicable to the PDD Executive;

  •
  provide outplacement services not to exceed $15,000;

  •
  maintain the PDD Executive's group medical coverage for a period of 18 months; and

  •
  immediately vest any stock options or restricted shares awarded under the PDD Stock Incentive Plan or any prior plans of Pharmacopeia and extend the expiration date of the exercise period until the earlier of the end of the 18-month severance period or the expiration date of the options.

        It will be the intention of PDD that all payments under the severance agreements will not be nondeductible by PDD because of section 280G of the Code, which places certain limits on deductibility for golden parachute payments. Therefore, if any payments were to be nondeductible because of section 280G of the Code, the payments will be reduced to the maximum amount which is deductible by PDD.

        The severance agreements may also contain provisions requiring the PDD Executive to maintain the confidentiality of important PDD confidential information, and requiring for a period of 12 months following termination that the PDD Executive will not, directly or indirectly, compete with PDD, solicit or divert business from any PDD customer, seek to have any person refrain from doing business with PDD or solicit for employment any employee of PDD.

        We expect to implement a non-qualified defined compensation plan for executives.

Compensation Committee Interlocks and Insider Participation

        The members of our compensation committee are Dr. Baldino and Messrs. Marino and Peacock. No such member of our compensation committee is a former or current officer or employee of PDD.

Executive Compensation

        The following table provides certain summary information concerning the compensation paid for services rendered to Pharmacopeia or the applicable subsidiary for fiscal 2003, 2002 and 2001 by our chief executive officer, four of our other executive officers who, based on employment with Pharmacopeia and its subsidiaries, were the most highly compensated for the year ended December 31, 2003 and our former Executive Vice President, General Counsel and Secretary. Such compensation does not necessarily reflect the compensation such persons will receive following the distribution, since historical compensation was determined by Pharmacopeia and future compensation levels will be determined based on the compensation policies, programs and procedures to be established by our compensation committee.

Summary Compensation Table

					Long Term Compensation Awards(2)
	Annual Compensation(1)
					Restricted Stock Awards ($)(3)	Shares of Common Stock Underlying Options (#)
Name & Principal Position	Year	Salary ($)		Bonus ($)			All Other Compensation ($)(4)
Joseph A. Mollica, Ph.D. Chairman of the Board, President and Chief Executive Officer	2003 2002 2001	530,000 526,667 505,833		— — —	— — —	150,000 100,000 55,000	74,132 48,580 5,250	(5) (5)
Stephen A. Spearman, Ph.D. Executive Vice President and Chief Operating Officer	2003 2002 2001	298,000 296,000 284,000		— — —	— — —	100,000 25,000 40,000	18,462 6,000 5,250	(6)
William J. DeLorbe, Ph.D. Executive Vice President, Human Resources	2003 2002 2001	250,000 250,000 39,904	(8)	— — —	— — —	75,000 15,000 75,000	28,761 41,392 1,639	(7) (7) (7)
Simon M. Tomlinson, Ph.D. Senior Vice President, Business Development	2003 2002 2001	133,333 — —	(9)	50,000 — —	— — —	30,000 — —	36,928 — —	(10)
Maria L. Webb, Ph.D. Vice President, Drug Discovery Research	2003 2002 2001	198,333 187,917 176,267		— — —		25,000 15,000 15,000	5,950 5,675 5,497	(11) (11) (11)
Michael G. Lenahan(12) Former Executive Vice President, General Counsel and Secretary	2003 2002 2001	250,000 250,000 62,500	(13)	— — 25,000	— — —	85,000 15,000 75,000	14,825 14,765 18,273	(14) (14) (10)

(1)
The value of certain perquisites or personal benefits is not included in the amounts disclosed because it did not exceed for any named executive officer the lesser of either $50,000 or 10% of total annual salary and bonus reported for the named executive officer.

(2)
Pharmacopeia did not grant any stock appreciation rights or make any long-term incentive plan payments to any named executive officer in 2001, 2002 or 2003.

(3)
During 2001, 2002 and 2003 no shares of restricted shares of Pharmacopeia common stock were awarded or sold to the named executive officers.

(4)
Except with respect to Dr. Tomlinson in 2003 and Mr. Lenahan in 2001, represents Pharmacopeia matching 401(k) contributions in 2001, 2002 and 2003.

(5)
Represents, in addition to Pharmacopeia matching 401(k) contributions, vacation payouts of $20,385 in each of 2003 and 2002 and payment of the "per diem" on Dr. Mollica's condominium in San Diego in 2003 and 2002 of $46,747 and $22,195, respectively.

(6)
Represents, in addition to Pharmacopeia matching 401(k) contributions, a vacation payout of $11,462.

(7)
Represents, in addition to Pharmacopeia matching 401(k) contributions, reimbursement of relocation expenses of $21,761, $35,392 and $1,639 in 2003, 2002 and 2001, respectively.

(8)
Dr. DeLorbe began his employment with Pharmacopeia in November 2001.

(9)
Dr. Tomlinson began his employment with us in May 2003.

(10)
Represents reimbursement of relocation expenses.

(11)
Represents, in addition to Pharmacopeia matching 401(k) contributions, health club dues of $450, $175 and $247 for 2003, 2002 and 2001, respectively.

(12)
Mr. Lenahan resigned as our Executive Vice President, General Counsel and Secretary in April 2004.

(13)
Mr. Lenahan began his employment with Pharmacopeia in October 2001.

(14)
Represents, in addition to Pharmacopeia matching 401(k) contributions, reimbursement of relocation expenses of $8,825 and $9,265 in 2003 and 2002, respectively.

        The following table sets forth certain information concerning options to purchase shares of Pharmacopeia common stock to each of the current and former executive officers named in the above table during the year ended December 31, 2003. All options are to purchase shares of Pharmacopeia common stock. These options will be converted (or partially converted) to PDD options as discussed above in the section entitled "The Distribution—Treatment of Options; Grant of PDD Restricted Shares" on the distribution date. The stock option grants listed below do not necessarily reflect the grants such persons will receive following the distribution, since historical compensation was determined by Pharmacopeia and future compensation levels will be determined based on the compensation policies, programs and procedures to be established by our compensation committee.

		% of Total Options Granted to Employees in Fiscal Year				Potential Realizable Value Assumed Annual Rate of Stock Appreciation for Option Term(2)
Name	Options Granted(1)		Option Price	Market Price on Grant Date	Expira-tion Date
						5%	10%
Joseph A. Mollica	150,000	12.57%	$6.21	$6.21	2/5/2013	$585,816	$1,484,570
Stephen A. Spearman	100,000	8.38%	$6.21	$6.21	2/5/2013	$390,544	$989,714
William J. DeLorbe	75,000	6.28%	$6.21	$6.21	2/5/2013	$292,908	$742,286
Simon M. Tomlinson	30,000	2.51%	$8.57	$8.57	4/1/2013	$161,689	$409,751
Maria L. Webb	25,000	1.96%	$6.21	$6.21	2/5/2013	$97,636	$247,429
Michael G. Lenahan(3)	85,000	7.12%	$6.21	$6.21	2/5/2013	$331,962	$841,257

(1)
The listed options become exercisable as follows: one-fourth of the total number of shares subject to the options are exercisable one year from the grant date and an additional one forty-eight of the total number of shares are exercisable each full month thereafter based on the optionee's continuing to be employed by Pharmacopeia.

(2)
Potential realizable value is based on an assumption that the stock price appreciates at the annual rate shown (compounded annually) from the date of grant until the end of the ten-year option term. These numbers are calculated based on the requirements promulgated by the SEC and do not reflect Pharmacopeia's estimate of future stock price growth.

(3)
Mr. Lenahan resigned as our Executive Vice President, General Counsel and Secretary in April 2004.

        The following table sets forth information concerning option exercises of Pharmacopeia common stock during the year ended December 31, 2003 by each of the current and former executive officers named in the above table. The plans listed below are Pharmacopeia plans. All options are to purchase Pharmacopeia stock. These options will be converted (or partially converted) to PDD options as discussed above in the section entitled "Treatment of Stock Options" following the Distribution Date. The table below assumes that none of the outstanding options are exercised between the date of this information statement and December 31, 2003.

			Number of Shares Underlying Unexercised Options at Year-End		Value of Unexercised In-the-Money Options at Year-End ($)(1)
Name	Shares Acquired on Exercise	Value Realized ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Joseph A. Mollica	—	—	413,437	271,563	$745,445	$1,392,105
Stephen A. Spearman	—	—	143,811	132,189	$132,188	$849,276
William J. DeLorbe	—	—	44,999	120,001	$54,910	$663,289
Simon M. Tomlinson	—	—	—	30,000	—	$169,800
Maria L. Webb	—	—	46,480	41,939	$122,705	$245,668
Michael G. Lenahan(2)	—	—	46,561	128,439	$75,863	$758,536

(1)
The table sets forth the market value of underlying securities at the applicable exercise date or at the close of trading on December 31, 2003, as the case may be, minus the applicable exercise price.

(2)
Mr. Lenahan resigned as our Executive Vice President, General Counsel and Secretary in April 2004.

82

Pharmacopeia Drug Discovery, Inc. 2004 Stock Incentive Plan

        General.    Prior to the completion of this offering, our board of directors and sole stockholder will adopt the Pharmacopeia Drug Discovery, Inc. 2004 Stock Incentive Plan. The PDD Stock Incentive Plan will authorize the grant of stock options, restricted stock, common stock, performance awards (denominated in cash or stock), deferred stock units and stock appreciation rights. Stock options granted under the PDD Stock Incentive Plan may be either "incentive stock options" as defined in section 422 of the Code, or nonqualified stock options, as determined by the Administrator (defined below). A total of 2,400,000 shares of PDD common stock will be initially reserved for issuance under the PDD Stock Incentive Plan.

        Purpose.    The general purpose of the PDD Stock Incentive Plan will be to provide motivation to selected employees, directors and consultants to put forth maximum efforts toward the continued growth, profitability, and success of PDD by providing incentives to these employees, directors and consultants through the ownership and performance of common stock.

        Administration.    The "Committee" will administer the PDD Stock Incentive Plan for all employees subject to Section 16 of the Exchange Act. The Committee will consist of two or more non-employee directors appointed by the PDD board of directors, and the members of the Primary Committee will meet the independence standards required by the Nasdaq or other governing body. With respect to all other participants in the PDD Stock Incentive Plan, the PDD board of directors may either administer the PDD Stock Incentive Plan or appoint a committee (the "Secondary Committee") from among its members, including the Committee to administer the PDD Stock Incentive Plan. The Committee also may appoint any one or more of its members or the Chief Executive Officer to make grants to employees other than employees subject to Section 16 of the Exchange Act. The board of directors, Committee or Secondary Committee, as applicable, are collectively referred to herein as the "Administrator". Subject to the other provisions of the PDD Stock Incentive Plan, the Administrator has the authority to:

  •
  select the participants and determine the type of awards to be made to participants, the number of shares subject to awards and the terms, conditions, restrictions and limitations of the awards;

  •
  interpret the PDD Stock Incentive Plan;

  •
  determine eligibility for participation in the PDD Stock Incentive Plan;

  •
  decide all questions concerning eligibility for and the amount of awards payable under the PDD Stock Incentive Plan;

  •
  construe any ambiguous provision of the PDD Stock Incentive Plan;

  •
  correct any default;

  •
  supply any omission;

  •
  reconcile any inconsistency;

  •
  issue administrative guidelines as an aid to administer the PDD Stock Incentive Plan and make changes in such guidelines as it from time to time deems proper;

  •
  make regulations for carrying out the PDD Stock Incentive Plan and make changes in such regulations as it from time to time deems proper;

  •
  determine whether awards should be granted singly, in combination or in tandem;

  •
  to the extent permitted under the PDD Stock Incentive Plan, grant waivers of PDD Stock Incentive Plan terms, conditions, restrictions, and limitations,

  •
  accelerate the vesting, exercise, or payment of an award or the performance period of an award when such action or actions would be in the best interest of the PDD;

  •
  establish such other types of awards, besides those specifically enumerated in the PDD Stock Incentive Plan, which the Administrator determines are consistent with the PDD Stock Incentive Plan's purpose;

  •
  grant awards in replacement of awards previously granted under the PDD Stock Incentive Plan or any other executive compensation plan of PDD; provided, that repricing of awards shall be prohibited without stockholder approval;

  •
  establish and administer the performance goals and certify whether, and to what extent, they have been attained;

  •
  determine the terms and provisions of any agreements entered into hereunder;

  •
  take any and all other action it deems necessary or advisable for the proper operation or administration of the PDD Stock Incentive Plan; and

  •
  make all other determinations it deems necessary or advisable for the administration of the PDD Stock Incentive Plan, including factual determinations.

        Eligibility.    The PDD Stock Incentive Plan will provide that awards may be granted to PDD's employees, directors and consultants (as such terms are defined in the PDD Stock Incentive Plan). Incentive stock options may be granted only to employees. It is not possible to state at this time whether a particular executive officer, all current executive officers as a group, a particular nominee for director or all non-executive officers as a group will be granted awards under the PDD Stock Incentive Plan, since these matters will be determined by the Administrator based on each participant's level of responsibility, compensation and contribution to PDD's success. For information regarding options and restricted stock to be granted under the PDD Stock Incentive Plan, see "The Distribution—Treatment of Stock Options; Grant of PDD Restricted Shares" and "Management—Executive Compensation" sections of this information statement. The maximum number of restricted shares that may be awarded under the PDD Stock Incentive Plan will be 400,000.

        Section 162(m) Limitations.    Section 162(m) of the Code limits the deductibility of compensation paid to certain executive officers of PDD. Performance based compensation or performance vesting of awards (such as restricted stock) may not be subject to the limitations of section 162(m). The PDD Stock Incentive Plan will require that no participant may receive options or separately exercisable stock appreciation rights for more than 500,000 shares of PDD common stock, performance awards in excess of 200,000 shares (or $500,000 if payable in cash), or restricted stock, common stock or stock units in excess of 200,000 shares in any one year.

        Each award granted under the PDD Stock Incentive Plan will be evidenced by a written award agreement between the grantee and PDD and will be subject to the terms and conditions described below, with respect to the particular type of award.

Terms and Conditions of Options

        Exercise Price.    The Administrator will determine the exercise price of an option to purchase shares of PDD common stock at the time the option is granted. The exercise price under an incentive stock option or nonqualified stock option will not be less than 100% or 75%, respectively, of the fair market value of the PDD common stock on the date the option is granted. However, any optionee who owns more than 10% of the combined voting power of all classes of outstanding stock of PDD (a "10% Stockholder") will not be eligible for the grant of an option unless the exercise price of the option is at least 110% of the fair market value of the PDD common stock on the date of grant. Generally, the fair market value shall be the closing sale price for such stock on the date of determination as quoted on The Nasdaq National Market.

        The means of payment for shares issued upon exercise of an option will be specified in each option agreement and generally may be made by cash, certain other shares of PDD common stock owned by the optionee for at least six months, delivery of an exercise notice together with irrevocable instructions to a broker chosen by the optionee (and reasonably agreeable to the Administrator) to deliver the exercise price to PDD from the sale proceeds (a "cashless exercise"), any combination of the foregoing methods, or any other consideration to the extent permitted under applicable law.

        Term of the Option.    Each stock option agreement will specify the type of option, the term of the option, the date when the option will become exercisable and any applicable performance goals. However, the term of an option granted under the PDD Employee Stock Incentive Plan will be no longer than ten years from the date of grant. Moreover, in the case of an option granted to a 10% Stockholder, the term of an incentive stock option will be for no more than five years from the date of grant.

        Termination of Employment or Consulting Services.    Upon the grant of an option under the PDD Stock Incentive Plan, the Administrator will provide in the option grant agreement the effect a termination of employment, the termination of a director's services or cessation of a consulting arrangement, including for reasons of death, disability, retirement, voluntary resignation, involuntary termination, and misconduct, will have upon the vesting and exercise period applicable to the option. Generally, unless otherwise provided in an agreement, no further vesting will occur upon termination and the exercise period for the option will be truncated to no more than one year following termination (in the case of retirement, death, or disability) and may end immediately (as in the case of misconduct). For purposes of the PDD Stock Incentive Plan, misconduct will include, but not be limited to, (i) acts of dishonesty or other willful misconduct, (ii) failure to comply with a lawful written direction of PDD or (iii) other intentional acts of misconduct by the optionee that harm PDD.

        Value Limitation.    If the aggregate fair market value of all shares of PDD common stock subject to an optionee's incentive stock options which are exercisable for the first time during any calendar year exceeds $100,000, the excess options shall be treated as nonqualified stock options.

Stock Appreciation Rights

        A stock appreciation right ("SAR") granted in connection with an option ("Tandem SAR") will entitle the optionee to exercise the SAR by surrendering to PDD unexercised the corresponding portion of the related option. In exchange, the optionee will receive from PDD an amount equal to the excess of the fair market value of the PDD common stock covered by the surrendered portion of the related option on the date of surrender of the related option over the exercise price of the related option. When a Tandem SAR is exercised, the related option, to the extent surrendered, ceases to be exercisable. A Tandem SAR remains exercisable until, and expires no later than, the date on which the related option ceases to be exercisable or expires.

        A SAR that is not a Tandem SAR also may be awarded under the PDD Stock Incentive Plan ("Freestanding SAR"). A Freestanding SAR shall entitle the grantee to surrender unexercised the SAR (or any portion of such SAR) and to receive a payment equal to the excess of the fair market value of the shares of PDD stock covered by the SAR on the date of exercise over the base price of the SAR. The payment may be in cash, in shares of PDD stock, in shares of PDD restricted stock, or any combination thereof, as the Administrator shall determine. The exercise price of a Freestanding SAR will be determined by the administrator. SARs also will be subject to a vesting schedule, which will be at least one year, as provided in individual grant agreements. Vesting may be accelerated in a change of control or on certain approved terminations.

Performance Awards

        Performance awards (share-based and cash-based) may be made under the PDD Stock Incentive Plan. The Administrator will establish performance measures, described in each award agreement. The applicable performance measures will include:

  •
  revenue growth;

  •
  earnings before interest, taxes, depreciation and amortization (EBITDA);

  •
  earnings before interest, taxes and amortization (EBITA);

  •
  operating income;

  •
  net operating income after tax;

  •
  pre- or after-tax income;

  •
  cash flow;

  •
  cash flow per share;

  •
  net earnings;

  •
  earnings per share;

  •
  return on equity;

  •
  return on capital employed;

  •
  return on assets;

  •
  economic value added (or an equivalent metric);

  •
  share price performance;

  •
  total stockholder return;

  •
  improvement in or attainment of expense levels;

  •
  improvement in or attainment of working capital levels; or

  •
  debt reduction.

        The Administrator may make other adjustments to the goals at the time they are determined regarding any extraordinary items, or unusual or non-recurring items. Performance goals may be established on a corporate-wide basis; with respect to one or more business units, divisions, or subsidiaries; and in either absolute terms or relative to the performance of one or more comparable companies or an index covering multiple companies.

Stock Awards and Restricted Stock

        The Administrator will determine the number and timing of stock awards to be granted. The Administrator may also modify or accelerate the delivery of a stock award under circumstances it deems appropriate. The Administrator may subject the stock awards to terms, conditions, restrictions, and/or limitations, including, but not limited to, restrictions on transferability and continued employment, as long as they are not inconsistent with the PDD Stock Incentive Plan. During the period restricted stock is subject to the above restrictions, the Administrator may, in its sole discretion, grant to the holder of restricted stock all or any of the rights of a stockholder with respect to the restricted stock shares, including, but not limited to, the right to vote and the right to receive dividends.

        A receipient of a deferred stock or stock unit award will receive, subject to certain conditions which could include the achievement of performance goals determined by the Administrator, a fixed number of shares of PDD stock at the end of a specified deferral period or periods. During the deferral period(s), recipients will have no rights as a shareholder with respect to any shares of PDD stock. Amounts equal to any dividends declared during the deferral period with respect to deferred stock that is not subject to the achievement of specified performance goals will either be paid to the grantee, reinvested in additional shares of deferred stock or otherwise reinvested, as determined by the Administrator at the time of the award. Shares of PDD stock awarded pursuant to a deferred stock award will be issued and delivered at the end of a deferral period as specified in the deferred stock agreement evidencing such award, and may be subject to additional conditions determined by the Administrator. Deferred stock awards will be subject to a vesting schedule of at least three years, unless the award is made in lieu of other compensation or is made to a new hire to replace awards forfeited from his or her prior employer.

        Nontransferability of Awards.    In general, during a participant's lifetime, his or her awards shall be exercisable only by the participant and shall not be transferable other than by will or laws of descent and distribution as well as, under certain circumstances, to family members and related trusts. The Administrator has the discretionary authority to grant transferability to non-qualified stock options.

        Stock Withholding.    The Administrator may allow participants in the PDD Stock Incentive Plan to satisfy their withholding obligations, if applicable, by either electing to have a certain number of shares of stock award (or which would then be received pursuant to the exercise of the option) or the vesting of such shares withheld by PDD or by delivering to PDD the number of shares of stock required to be withheld.

        Adjustment Upon Change in Capitalization.    Subject to any required action by the stockholders of PDD, in the event that the stock of PDD is changed by reason of any stock split, reverse stock split, stock dividend, combination, reclassification or other increase or decrease in the number of issued shares of PDD common stock effected without receipt of consideration by PDD, appropriate proportional adjustments will be made in the number and class of shares of stock under the PDD Stock Incentive Plan, the number of shares of stock subject to any award outstanding under the PDD Stock Incentive Plan, and the exercise price of any outstanding option. Any such adjustment will be made by the Administrator, whose determination shall be conclusive.

        Merger or Asset Sale.    In connection with any merger, or sale of all or substantially all of the assets of PDD, each outstanding award may be assumed or an equivalent award substituted by a successor corporation. If the successor corporation does not assume the award or substitute a substantially equivalent award, each share of restricted stock will be immediately vested and the value of the restricted stock will be paid to the recipient in cash and each option will become fully exercisable for a period of time determined by the Administrator.

        Change in Control.    Any outstanding awards will become, unless the awards are assumed by our successor or substituted with awards of equal value, fully vested and exercisable upon a change in control. In addition, the Administrator may provide in an award agreement or otherwise, that awards are cashed out immediately upon a change in control. A change in control means:

    •
    any "person" (within the meaning of Section 13(d) or 14(d) of the Exchange Act, including a "group" within the meaning of Section 13(d) but excluding PDD and any of its subsidiaries and any employee benefit plan sponsored or maintained by PDD or any subsidiary thereof, shall become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of PDD representing thirty percent (30%) or more of the combined voting power of the then outstanding securities entitled to vote generally in the election of directors ("Voting Securities") of PDD ("PDD Voting Securities"); or

    •
    the consummation of a merger, consolidation, reorganization or any other business combination (any of the foregoing, a "Business Combination") of or involving PDD and another person or persons where the persons who were the beneficial owners of PDD Voting Securities outstanding immediately prior to such Business Combination do not beneficially own, directly or indirectly, immediately after such transaction, securities representing more than fifty percent (50%) of the combined voting power of the then outstanding PDD Voting Securities or Voting Securities of the entity acquiring PDD in such Business Combination; or

    •
    a complete liquidation or dissolution of PDD; or

    •
    a sale, lease, exchange or other disposition or transfer (in one transaction or a series of related transactions) of all or substantially all of the assets or business of PDD; provided, that a change of control under this clause shall not be deemed to have occurred where (x) PDD sells, exchanges or otherwise disposes of or transfers all or substantially all of its assets or business to another corporation which is beneficially owned, directly or indirectly, immediately following such transaction by the holders of PDD Voting Securities in substantially the same proportions as their ownership of PDD Voting Securities immediately prior to such transaction and (y) such corporation expressly assumes the employment agreement; or

    •
    such time as the continuing directors (as defined below) do not constitute at least a majority of the board of directors of PDD (or, if applicable, of a successor to PDD), where the term "continuing director" means at any date a director who was (x) a director on the date of the 2004 Plan or (y) nominated or elected subsequent to such date by at least a majority of the directors who were continuing directors at the time of such nomination or election or whose election to the board was recommended or endorsed by at least a majority of the directors who were PDD continuing directors at the time of such nomination or election (it being understood that no individual whose initial assumption of office occurred as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the board shall be a continuing director).

        Amendments, Suspensions and Termination of the Plan.    The PDD board of directors will be able to amend, suspend or terminate the PDD Stock Incentive Plan at any time; provided, however, that stockholder approval is required for any amendment which (i) materially increases the number of shares under the PDD Stock Incentive Plan, (ii) materially increases the maximum number of shares allowed for grants to any participant, (iii) materially changes the class of persons eligible to receive grants of awards, (iv) materially increases the benefits to participants under the PDD Stock Incentive Plan, or (v) as otherwise require by applicable law or Nasdaq rule. In any event, the PDD Stock Incentive Plan will terminate automatically ten years after it is approved by stockholders.

Federal Income Tax Consequences

        Restricted Stock.    Shares of restricted stock received under the PDD Stock Incentive Plan will be considered subject to a substantial risk of forfeiture for federal income tax purposes. If a grantee does not make the election described below, the grantee will realize no taxable income upon the receipt of shares of restricted stock. When the forfeiture restrictions with respect to the restricted stock lapse, the grantee will realize ordinary income equal to the fair market value of the shares at that time and provided that certain requirements of the Code are met, the PDD will be entitled to a corresponding deduction. Dividends paid with respect to restricted stock will be treated as compensation income (not dividend income) received by a grantee. A grantee's tax basis in shares of restricted stock will be equal to their fair market value when the forfeiture restrictions lapse, and the grantee's holding period for the shares will begin when the forfeiture restrictions lapse. Upon sale of the shares, the grantee will realize short-term or long-term gain or loss, depending how long the shares will have been held prior to the sale. Such gain or loss will be equal to the difference between the amount realized upon the sale of the shares and the grantee's tax basis of the shares.

        A grantee receiving shares of restricted stock will be able to make an election under section 83(b) of the Code with respect to the shares. By making a section 83(b) election, the grantee would elect to realize compensation income with respect to the shares when the shares are received rather than at the time the forfeiture restrictions lapse. The amount of such compensation income will be equal to the fair market value of the shares when the grantee receives them (valued without taking the restrictions into account) and provided that certain requirements of the Code are met, PDD shall be entitled to a corresponding deduction. By making a section 83(b) election, the grantee will realize no additional compensation income with respect to the shares when the forfeiture restrictions lapse, and will instead recognize gain or loss with respect to the shares when they are sold. Dividend payments, if any, received with respect to shares of restricted stock for which a section 83(b) election has been made will be treated as dividend income, assuming PDD has adequate current or accumulated earnings and profits. The grantee's tax basis in the shares with respect to which a section 83(b) election is made will be equal to their fair market value when received by the grantee, and the grantee's holding period for such shares begins at that time. If, however, the shares are subsequently forfeited to PDD, the grantee will not be entitled to claim a loss with respect to the shares to the extent of the income realized by the grantee upon the making of the section 83(b) election. To make a section 83(b) election, a grantee must file an appropriate form of election with the Internal Revenue Service and with his or her employer, each within 30 days after shares of restricted stock are received, and the grantee must also attach a copy of his or her election to his or her federal income tax return for the year in which the shares are received.

        Incentive Stock Options.    An optionee who is granted an incentive stock option does not recognize taxable income at the time the option is granted or upon its exercise, although the exercise may subject the optionee to the alternative minimum tax. Upon a disposition of the shares more than two years after grant of the option and one year after exercise of the option, any gain or loss is treated as long-term capital gain or loss. If these holding periods are not satisfied, the optionee recognizes ordinary income at the time of disposition equal to the difference between the exercise price and the lower of (i) the fair market value of the shares at the date of the option exercise or (ii) the sale price of the shares. Any gain or loss recognized on such a premature disposition of the shares in excess of the amount treated as ordinary income is treated as long-term or short-term capital gain or loss, depending on the holding period. A different rule for measuring ordinary income upon such a premature disposition may apply if the optionee is also an officer, director, or 10% stockholder of PDD. PDD is entitled to a deduction in the same amount as the ordinary income recognized by the optionee.

        Nonqualified Stock Options.    An optionee does not recognize any taxable income at the time he or she is granted a nonqualified stock option. Upon exercise, the optionee recognizes ordinary taxable income generally measured by the excess of the then fair market value of the shares over the exercise price. Any taxable income recognized in connection with an option exercise by an employee of PDD is subject to tax withholding by PDD. PDD is entitled to a deduction in the same amount as the ordinary income recognized by the optionee. Upon a disposition of such shares by the optionee, any difference between the sale price and the optionee's exercise price, to the extent not recognized as taxable income as provided above, is treated as long-term or short-term capital gain or loss, depending on the holding period.

        Stock Appreciation Rights.    No income will be recognized by a recipient in connection with the grant of a stock appreciation right. When the stock appreciation right is exercised, the recipient generally will be required to include as taxable ordinary income in the year of exercise an amount equal to the sum of the amount of cash received and the fair market value of any PDD common stock received on the exercise. In the case of a recipient who is also an employee, any income recognized on exercise of a stock appreciation right will constitute wages for which withholding will be required. PDD will be entitled to a tax deduction in the same amount. If the optionee receives PDD common stock upon the exercise of a stock appreciation right, any gain or loss on the subsequent sale of such stock will be treated in the same manner as discussed above under "Nonqualified Stock Options."

        Deferred Stock and Stock Units.    A grantee realizes no taxable income when a deferred stock or stock unit award is made. When the deferral period for the award ends and the grantee receives shares of PDD common stock, the grantee will realize ordinary income equal to the fair market value of the shares at that time and provided that certain requirements of the Code are met, PDD will be entitled to a corresponding deduction. A grantee's tax basis in shares of PDD common stock received at the end of a deferral period will be equal to the fair market value of such shares when the grantee receives them. Upon sale of the shares, the grantee will realize short-term or long-term capital gain or loss, depending upon how long he or she has held the shares. Such gain or loss will be equal to the difference between the amount realized upon the sale of the shares and the tax basis of the shares in the grantee's hands.

        The foregoing is only a summary of the effect of federal income taxation upon award grantees and PDD with respect to the grant of awards under the PDD Stock Incentive Plan. It does not purport to be complete, and does not discuss the tax consequences of the employee's or consultant's death or the provisions of the income tax laws of any municipality, state or foreign country in which the employee or consultant may reside.

PDD Employee Stock Purchase Plan

        Prior to the completion of this offering, our board of directors and sole stockholder will adopt the PDD ESPP. The PDD ESPP will provide eligible employees with the opportunity to acquire shares of PDD common stock at a discounted price through payroll deductions. The shares purchased will be authorized but unissued or reacquired shares of common stock, including stock purchased on the open market. A committee appointed by the board of PDD administers the PDD ESPP.

        Eligibility.    Any person who is employed by PDD and its subsidiaries who is regularly expected to work 20 or more hours per week for more than five calendar months per year is eligible to participate in the PDD ESPP. At this time it impossible to determine the number of individuals who are eligible to participate in the PDD ESPP.

        In order to participate in the PDD ESPP, an eligible employee will be required to complete an enrollment form designating the amount he wants deducted from his base salary and file it with the committee. There will be two six-month purchase periods each year during which a participant may purchase shares under the PDD ESPP. The purchase periods begin on June 1 and December 1 of each year. The first period is expected to begin June 1, 2004. A participant may elect to deduct between 1% and 10% of his base salary during each purchase period. Unless revoked or revised, these elections will carry over to subsequent purchase periods.

        Key Provisions of the PDD ESPP.    A participant's payroll deductions during a purchase period will be used to purchase shares of PDD common stock at a discounted price at the end of the purchase period. The discounted price will not be less than 85% of the fair market value of a share of PDD common stock on the first or the last day of a purchase period (whichever is less). No participant will be able to purchase more than 750 shares of stock during a purchase period or more than $25,000 worth of stock during any calendar year. In the event a participant has payroll deductions in excess of these amounts, the excess will be refunded.

        Participants will not be able to enter the PDD ESPP in the middle of a purchase period. However, Participants will be able to withdraw from the PDD ESPP during a purchase period, in which case, the balance in their accounts will be refunded. A participant will be required to cease making contributions if he is terminated, and his account balance will be refunded.

        Available Shares.    A total of 250,000 shares of common stock will be reserved for issuance under the PDD ESPP. In the event of a stock split, stock dividend or other change affecting the common stock, the number of shares will be adjusted. In addition, the PDD ESPP may be amended for any reason. Some amendments, including an amendment to increase the number of shares of                        stock available under the PDD ESPP will require shareholder approval.

        Federal Income Tax Consequences.    The PDD ESPP will be intended to qualify as an "employee stock purchase plan" as defined by section 423 of the Code.

        A participant will not be taxed at the beginning of a purchase period. In addition, a participant will not be taxed when shares of common stock are purchased for him at the end of a purchase period. Furthermore, if a participant sells his shares two years or more after the date on which they are purchased (the "holding period"), he will have ordinary income equal to the lesser of (i) 15% of the fair market value of the shares on the first day of the purchase period during which the shares were obtained, or (ii) the excess of the amount the participant receives on the sale of the shares over the participant's purchase price. The difference between the amount a participant receives on the sale of the shares and the total of (x) the participant's purchase price, and (y) the ordinary income he recognized (if any) in accordance with the preceding sentence, will be treated as a capital gain or loss.

        If a participant sells his or her shares before the end of the holding period, at the time he or she sells the shares the difference between the participant's purchase price and the fair market value of the shares on the date of purchase is taxable as ordinary income. The participant will be subject to such tax even if he sells the shares for a lower price than he paid. In addition, the difference between the amount a participant receives on the sale of the shares and the fair market value of the shares on the date of purchase is taxable as capital gain or loss.

        Generally, there are no federal income tax consequences for PDD by reason of the grant or exercise of options pursuant to the PDD ESPP. However, if a participant sells his shares before the end of the holding period, PDD is entitled to a tax deduction corresponding to the amount of ordinary income the participant recognizes under the rules discussed above.

        To the extent any amounts a participant receives as a result of participating in the PDD ESPP are subject to federal, state or local income taxes, PDD is required to withhold all applicable taxes, and may satisfy its withholding obligation by deducting cash from a participant's other compensation.

Other Benefits

        See "Relationship Between Pharmacopeia and PDD After the Distribution—Employee Matters Agreement" for more information regarding participation in welfare and retirement plans.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Gary E. Costley, Ph.D., one of our directors, has been a director of Pharmacopeia since February 1996.

        Frank Baldino, Jr., Ph.D., one of our directors, was a director of Pharmacopeia from October 1996 until April 2004.

        James J. Marino, one of our directors, is a partner at Dechert LLP, a law firm that Pharmacopeia retained in 2002, 2003 and 2004. Mr. Marino was a director of Pharmacopeia from February 2000 until April 2004.

        We and Paul A. Bartlett, Ph.D., one of our directors, are parties to a consulting agreement pursuant to which Dr. Bartlett provides scientific advisory services to us and receives annual compensation of $36,000. The current term of the agreement expires in March 2005. In 2003, we paid Dr. Bartlett $75,000 pursuant to the consulting agreement. Dr. Bartlett was a director of Pharmacopeia from January 1998 until April 2004.

        See "Relationship Between Pharmacopeia and PDD After the Distribution."

        See "Management—Director Compensation and Other Arrangements" and "—Employment Agreements."

        See "The Distribution—Treatment of Options; Grants of Restricted PDD Shares—Director and Key Recipient Options."

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

        The following table provides information with respect to the anticipated beneficial ownership of PDD common stock by (i) each of our stockholders who we believe will be a beneficial owner of more than 5% of our outstanding common stock, (ii) each of our directors and proposed directors, (iii) each Named Executive Officer, and (iv) all of our directors, proposed directors and executive officers as a group. We base the share amounts on each person's beneficial ownership of Pharmacopeia common stock as of January 31, 2004, unless we indicate some other basis for the share amounts. Other than with respect to the shares in "Pharmacopeia Stock Options Subject to Conversion," which have not been adjusted to reflect the distribution, the below table represents the dividend payable to each holder of record of Pharmacopeia common stock at the close of business on the record date of one share of PDD common stock for every two shares of Pharmacopeia common stock held by such holder as of the close of business on the record date.

        This information reflects all of the shares the following beneficially own within the meaning of Rule 13d-3(d)(1) under the Exchange Act, including shares that they have the right to acquire within 60 days of the distribution.

Name of Beneficial Owner	Shares to Be Owned(1)		Pharmacopeia Stock Options Subject to Conversion	Percent of Class(2)
Brown Capital Management, Inc., 1201 N. Calvert Street, Baltimore, MD 21202	1,728,971	(3)	—	14.41%
Wellington Management Company, LLP 75 State Street, Boston, MA 02109	1,509,300	(4)	—	12.58%
Samuel D. Isaly, OrbiMed Advisors Inc., OrbiMed Capital, LLC and OrbiMed Advisors LLC, 767 Third Avenue, 30th Floor, New York, NY 10017	1,013,000	(5)	—	8.45%
David J. Greene and Company, L.L.C., 599 Lexington, Avenue, New York, NY 10022	976,169	(6)	—	8.14%
Dimensional Fund Advisors, Inc., 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401	706,161	(7)	—	5.89%
J.&W. Seligman & Co. Incorporated and William C. Morris, 100 Park Avenue, New York, NY 10012	612,547	(8)	—	5.11%
Joseph A. Mollica, Ph.D.	326,830	(9)	685,000	2.72%
Stephen A. Spearman, Ph.D.	89,547	(10)	276,000	*
Paul A. Bartlett, Ph.D.	46,219	(11)	35,000	*
William J. DeLorbe, Ph.D.	37,035	(12)	165,000	*
Maria L. Webb	29,064	(13)	88,419	*
Gary E. Costley, Ph.D.	13,500	(14)	30,000	*
James J. Marino	12,342	(15)	25,000	*
Frank Baldino, Jr., Ph.D.	10,000	(16)	25,000	*
Simon M. Tomlinson	335		30,000	*
Bruce A. Peacock	—		—	*
Michael G. Lenahan	38,217	(17)	175,000	*
All Current Directors and Executive Officers as a group (10 persons)	564,872	(18)	1,509,419	4.71%

*
Less than one percent

(1)
Gives effect to the shares of Pharmacopeia's common stock issuable within 60 days of January 31, 2004 upon the exercise of all options and other rights beneficially owned by the indicated stockholders on that date and assumes the conversion of options to purchase common stock of

  Pharmacopeia into options to purchase our common stock at the rate of an option to purchase one share of our common stock for every option to purchase two shares of Pharmacopeia common stock held by the indicated stockholders on that date. Unless otherwise indicated, the persons named in the table have sole voting and sole investment power with respect to all shares shown as being beneficially owned. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares.

(2)
Calculated based upon the shares in "Shares to be Owned."

(3)
Brown Capital Management, Inc. filed an amended Schedule 13G with respect to Pharmacopeia's common stock on February 11, 2004. All data in this Information Statement regarding such ownership is based on such amended Schedule 13G. Brown Capital Management, Inc. has sole voting power with respect to 902,175 of the indicated shares, and sole dispositive power with respect to all of the indicated shares. Brown Capital Management, Inc. does not have shared voting or dispositive power with respect to any of the indicated shares.

(4)
Wellington Management Company, LLP filed an amended Schedule 13G with respect to Pharmacopeia's common stock on February 12, 2004. All data in this Information Statement regarding such ownership is based on such amended Schedule 13G. Wellington Management Company, LLP shares voting power with respect to 1,314,450 of the indicated shares, and shares dispositive power with respect to all of the indicated shares.

(5)
Samuel D. Isaly, OrbiMed Advisors Inc., OrbiMed Capital LLC and OrbiMed Advisors LLC filed an amended Schedule 13G with respect to Pharmacopeia's common stock on February 18, 2004. All data in this Information Statement regarding such ownership is based on such amended Schedule 13G. Samuel D. Isaly, OrbiMed Advisors Inc., OrbiMed Capital LLC and OrbiMed Advisors LLC share voting and dispositive power with respect to all of the indicated shares.

(6)
David J. Greene and Company, L.L.C. filed an amended Schedule 13G with respect to Pharmacopeia's common stock on February 4, 2004. All data in this Information Statement regarding such ownership is based on such amended Schedule 13G. David J. Greene and Company, L.L.C. has sole voting power with respect to 2,900 of the indicated shares and shares voting power with respect to 595,550 of the indicated shares. David J. Greene and Company, L.L.C. has sole dispositive power with respect to 2,900 of the indicated shares and shares dispositive power with respect to 973,269 of the indicated shares.

(7)
Dimensional Fund Advisors, Inc. filed an amended Schedule 13G with respect to Pharmacopeia's common stock on February 6, 2004. All data in this Information Statement regarding such ownership is based on such amended Schedule 13G. Dimensional Fund Advisors, Inc. has sole voting and dispositive power with respect to all of the indicated shares.

(8)
J.&W. Seligman Co. Incorporated and William C. Morris filed a Schedule 13G with respect to Pharmacopeia's common stock on February 11, 2004. All data in this Information Statement regarding such ownership is based on such Schedule 13G. J.&W. Seligman Co. Incorporated and William C. Morris share voting power with respect to 593,348 of the indicated shares and share dispositve power with respect to all of the indicated shares.

(9)
Includes 7,773 shares held by Dr. Mollica's wife and children, although Dr. Mollica disclaims beneficial ownership of such shares. Includes 236,560 shares of Pharmacopeia's common stock subject to options exercisable within 60 days of January 31, 2004.

(10)
Includes 88,103 shares of Pharmacopeia's common stock subject to options exercisable within 60 days of January 31, 2004.

(11)
Includes 15,000 shares of Pharmacopeia's common stock subject to options exercisable within 60 days of January 31, 2004.

(12)
Includes 35,467 shares of Pharmacopeia's common stock subject to options exercisable within 60 days of January 31, 2004.

(13)
Includes 27,843 shares of Pharmacopeia's common stock subject to options exercisable within 60 days of January 31, 2004.

(14)
Includes 12,500 shares of Pharmacopeia's common stock subject to options exercisable within 60 days of January 31, 2004.

(15)
Includes 10,000 shares of Pharmacopeia's common stock subject to options exercisable within 60 days of January 31, 2004.

(16)
Includes 10,000 shares of Pharmacopeia's common stock subject to options exercisable within 60 days of January 31, 2004.

(17)
Includes 37,603 shares of Pharmacopeia's common stock subject to options exercisable within 60 days of January 31, 2004. Mr. Lenahan resigned as our Executive Vice President, General Counsel and Secretary in April 2004.

(18)
Includes 435,473 shares of Pharmacopeia's common stock subject to options exercisable within 60 days of January 31, 2004.

DESCRIPTION OF CAPITAL STOCK

General

        Our authorized capital stock consists of 50,000,000 shares of common stock, $0.01 par value, and 2,500,000 shares of undesignated preferred stock, $0.01 par value. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, which we have included as exhibits to this information statement.

Common Stock

        As of March 31, 2004, there were 1,000 shares of our common stock outstanding, all of which were held by Pharmacopeia.

        The holders of our common stock are entitled to such dividends as our board of directors may declare from legally available funds. The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders. Our amended and restated certificate of incorporation and our amended and restated bylaws do not provide for cumulative voting. No holder of our common stock will have any preemptive right to subscribe for any shares of capital stock issued in the future under the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws.

        Upon any voluntary or involuntary liquidation, dissolution, or winding up of our affairs, the holders of our common stock are entitled to receive all of our remaining assets available for distribution to the stockholders, subject to prior distribution rights of our preferred stock, if any.

Preferred Stock

        As of March 31, 2004, no shares of our preferred stock were outstanding. Our amended and restated certificate of incorporation provides that our board of directors may by resolution establish one or more classes or series of preferred stock having the number of shares and relative voting rights, designation, dividend rates, liquidation, and other rights, preferences, and limitations as may be fixed by them without further stockholder approval. The holders of our preferred stock may be entitled to preferences over common stockholders with respect to dividends, liquidation, dissolution, or our winding up in such amounts as are established by our board of directors resolutions issuing such shares.

        Stockholder Rights Plan.    Our board of directors adopted a stockholder rights plan (the "rights plan") in April 2004. Under the rights plan, preferred stock purchase rights (each, a "right") were distributed as a dividend at the rate of one right for each share of common stock outstanding as of the close of business on April 6, 2004 and automatically attach to shares issued thereafter. Each right entitles the holder to purchase one ten-thousandth of a share of our newly created Series A Junior Participating Preferred Stock at an exercise price of $75.00 per right. In general, the rights will be exercisable if a person or group ("Acquiring Person") becomes the beneficial owner of 15% or more of our outstanding common stock or announces a tender offer for 15% or more of our common stock. When the rights become exercisable, a holder, other than the Acquiring Person, will have the right to receive upon exercise common stock having a value equal to two times the exercise price of the right. Our board of directors will in general be entitled to redeem the rights for $0.0001 per right at any time prior to the occurrence of the stock acquisition events described above. If not redeemed, the rights will expire on April 5, 2014.

Options

        As of March 31, 2004, no options had been granted under the Pharmacopeia Drug Discovery, Inc. 2004 Stock Incentive Plan.

Anti-takeover provisions

  Section 203 of the Delaware General Corporation Law

        We are subject to Section 203 of the Delaware General Corporation Law, which regulates acquisitions of Delaware corporations. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person becomes an interested stockholder, unless:

  •
  prior to such time our board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

  •
  on or subsequent to such time the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the person.

        Section 203 defines a "business combination" to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

  •
  in general, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an "interested stockholder" as any person who, together with the person's affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation's voting stock.

  Board of Directors

        Our amended and restated certificate of incorporation provides that our board of directors be divided into three classes of directors. One class has been created for a term expiring at the annual meeting of stockholders to be held in 2005. The second class has been created for a term expiring at the annual meeting of stockholders to be held in 2006. The third class has been created for a term expiring at the annual meeting of stockholders to be held in 2007. Each director is to hold office until his or her successor is duly elected and qualified. Directors elected to succeed directors whose terms then expire will be elected for a term that will expire at the third succeeding annual meeting of stockholders after their election. Directors may be removed from office only for cause by the affirmative vote of the holders of at least a majority of the voting power of all then-outstanding shares of our capital stock that are entitled to vote generally in the election of our directors, voting together as a single class.

        The number of directors comprising our board of directors will be from five to ten directors as provided from time to time exclusively by our board of directors. Subject to the rights of the holders of any class or classes of stock or series thereof entitled to elect one or more directors, our amended and restated bylaws provide that in the case of any vacancies among the directors such vacancy will be filled with a candidate approved by the vote of a majority of the remaining directors, even if less than a quorum (and not by stockholders).

        The classification of our board of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.

        At any meeting of our board of directors, a majority of the authorized number of directors then in office will constitute a quorum for the transaction of business.

  Stockholder Rights Plan

        The rights distributed under the rights plan have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us pursuant to an offer that is not approved by the board of directors, unless the rights have been redeemed. However, the rights should not interfere with any tender offer or merger approved by the board because the board of directors may redeem the rights or approve an offer at any time prior to such time as any person becomes the beneficial owner of 15% or more of our outstanding common stock.

  Preferred Stock

        The issuance of our preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the holders and may adversely affect voting and other rights of holders of our common stock. In addition, issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding shares of voting stock.

  Indemnification

        There are, in our amended and restated certificate of incorporation and amended and restated bylaws, provisions to (i) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware General Corporation Law and (ii) indemnify our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary. Our amended and restated certificate of incorporation also permits the indemnification of persons other than directors and officers in certain situations.

  Amended and Restated Bylaws

        Our amended and restated bylaws contain advance notice procedures regarding any proposal of stockholder business to be discussed at a stockholders meeting. Our amended and restated bylaws are subject to adoption, amendment, alteration, repeal, or rescission either by our board of directors by a vote of a majority of all directors in office, without the assent or vote of our stockholders, or by the affirmative vote of the holders of a majority of the outstanding shares of voting securities.

  Written Consent of Stockholders

        Stockholders cannot act by written consent and any action required or permitted to be taken by our stockholders must be taken at an annual or special meeting. Our amended and restated certificate of incorporation provides that special meetings of the stockholders may only be called by the chairman of the board of directors or by a majority of the board of directors and may not be called by the holders of our common stock.

  Advance Notice Procedure for Director Nominations and Stockholder Proposals

        Our amended and restated bylaws provide that a stockholder may nominate one or more persons for election as directors at a meeting only if written notice of the stockholder's nomination has been given, either by personal delivery or certified mail, to our corporate secretary not less than 120 days nor more than 150 days before the first anniversary of the date of our proxy statement in connection with our last annual meeting of stockholders. Each notice must contain:

  •
  the name, age, business address and, if known, residential address of each nominee;

  •
  the principal occupation or employment of each nominee;

  •
  the class, series and number of our shares beneficially owned by each nominee;

  •
  any other information relating to each nominee required by the Securities and Exchange Commission's proxy rules; and

  •
  the written consent of each nominee to be named in our proxy statement and to serve as director if elected.

        Our corporate secretary will deliver all notices to the Corporate Governance Committee of our board of directors for review.

        For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice of the proposed business in writing to our corporate secretary. To be timely, a stockholder's notice must be given, either by personal delivery or by certified mail, to our corporate secretary not less than 120 days nor more than 150 days before the first anniversary of the date of our proxy statement in connection with our last annual meeting of stockholders. Each notice must contain:

  •
  a brief description of the business desired to be brought before the annual meeting and the reasons for conducting the business at the annual meeting;

  •
  the name and address of the stockholder proposing the business as they appear on our stock transfer books;

  •
  a representation that the stockholder is a stockholder of record and intends to appear in person or by proxy at the annual meeting to bring the business proposed in the notice before the meeting;

  •
  the class, series and number of our shares beneficially owned by the stockholder; and

  •
  any material interest of the stockholder in the business.

Business brought before an annual meeting without complying with these provisions will not be transacted.

        Although our amended and restated bylaws do not give the board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our amended and restated bylaws may have the effect of precluding the consideration of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification

        Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person has acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

Amended and Restated Certificate of Incorporation

        Our amended and restated certificate of incorporation provides that no director will be personally liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for authorizing the payment of an unlawful dividend or repurchase of stock or (iv) for any transaction in which the director derived an improper personal benefit.

Amended and Restated Bylaws

        Our amended and restated bylaws provide that we must indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of us) by reason of the fact that he or she is or was a director or officer of us, or that such director or officer is or was serving at the request of it as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (collectively "Agent"), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement (if such settlement is approved in advance by us, which approval may not be unreasonably withheld) actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to our best interests, and with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful. Our amended and restated bylaws provide further that we must indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that he or she is or was an Agent against expenses (including attorneys' fees) and amounts paid in settlement (if such settlement is approved in advance by us, which approval shall not be unreasonably withheld) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, provided that no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to us unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court deems proper.

Indemnification Agreements

        We will enter into indemnity agreements with each of our directors and executive officers. Pursuant to these agreements, we will agree to indemnify each of our directors and executive officers to the fullest extent permitted by applicable law and our amended and restated bylaws, subject to certain exceptions for:

        •    claims under Section 16(b) of the Exchange Act;

        •    conduct by the director or executive officer that was knowingly fraudulent or deliberately dishonest or that constituted willful misconduct;

        •    breaches of the director or executive officer's duty of loyalty;

        •    matters for which the director or executive officer was otherwise indemnified and received payment;

        •    actions for which the director or executive officer may not be legally indemnified; and

        •    certain actions initiated by the director or executive officer.

Insurance

        As permitted under our amended and restated bylaws, we have purchased and we maintain a directors' and officers' liability insurance policy to insure our officers and directors against certain liabilities.

PHARMACOPEIA DRUG DISCOVERY, INC.
INDEX TO FINANCIAL STATEMENTS

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholder
Pharmacopeia Drug Discovery, Inc.

        We have audited the accompanying balance sheets of Pharmacopeia Drug Discovery, Inc. (a wholly owned subsidiary of Pharmacopeia, Inc.) as of December 31, 2002 and 2003, and the related statements of operations, changes in invested equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pharmacopeia Drug Discovery, Inc. at December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

San Diego, California
January 31, 2004

PHARMACOPEIA DRUG DISCOVERY, INC.

BALANCE SHEETS

(in thousands)

	December 31,		Proforma at December 31, 2003
	2002	2003
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$6,737	$524	$46,500
Accounts receivable	362	2,302	2,302
Prepaid expenses and other current assets	1,389	1,159	1,159

Total current assets	8,488	3,985	49,961
Property and equipment, net	4,512	6,957	6,957
Other assets	194	110	110

Total assets	$13,194	$11,052	$57,028

LIABILITIES AND INVESTED EQUITY
Current liabilities:
Accounts payable	$1,146	$2,809	$3,022
Accrued liabilities	1,061	951	738
Deferred revenue, current portion	6,237	2,660	2,660

Total current liabilities	8,444	6,420	6,420
Deferred revenue, long-term	325	325	325
Invested equity:
Common stock and additional paid-in-capital (pro forma)	—	—	50,283
Investment by Pharmacopeia, Inc.	4,425	4,307	—

Total invested equity	4,425	4,307	50,283

Total liabilities and invested equity	$13,194	$11,052	$57,028

See accompanying notes to financial statements.

PHARMACOPEIA DRUG DISCOVERY, INC.

STATEMENTS OF OPERATIONS

(in thousands)

	Years ended December 31,
	2001	2002	2003
Revenue	$27,196	$29,304	$29,503
Cost of revenue	20,411	19,080	22,157

Gross margin	6,785	10,224	7,346
Operating costs and expenses:
Research and development	7,225	6,848	3,951
Sales, general and administrative	6,159	5,504	6,003
	—	—

Total operating costs and expenses	13,384	12,352	9,954

Operating loss	(6,599)	(2,128)	(2,608)
Interest and other income, net	—	21	19

Loss before income taxes	(6,599)	(2,107)	(2,589)
Provision for income taxes	—	35	259

Net loss	$(6,599)	$(2,142)	$(2,848)

See accompanying notes to financial statements.

PHARMACOPEIA DRUG DISCOVERY, INC.

STATEMENTS OF INVESTED EQUITY

(in thousands)

	Years ended December 31,
	2001	2002	2003
Balance at beginning of year	$(1,156)	$(1,282)	$4,425
Investment by Pharmacopeia, Inc.	6,473	7,849	2,730
Net loss	(6,599)	(2,142)	(2,848)

Balance at end of year	$(1,282)	$4,425	$4,307

See accompanying notes to financial statements.

PHARMACOPEIA DRUG DISCOVERY, INC.

STATEMENTS OF CASH FLOWS

(in thousands)

	Years ended December 31,
	2001	2002	2003
OPERATING ACTIVITIES:
Net loss	$(6,599)	$(2,142)	$(2,848)
Adjustments to reconcile net loss to net cash provided from operating activities
Depreciation and amortization	2,923	2,191	1,718
Changes in assets and liabilities:
Accounts receivable	670	(113)	(1,940)
Prepaid expenses and other current assets	(100)	672	230
Other assets	193	230	84
Accounts payable	44	396	1,663
Accrued liabilities	(1,324)	31	(110)
Deferred revenue	(1,039)	(1,528)	(3,577)

Net cash used in operating activities	(5,232)	(263)	(4,780)
INVESTING ACTIVITIES:
Capital expenditures, net	(1,241)	(849)	(4,163)

Net cash used in investing activities	(1,241)	(849)	(4,163)
FINANCING ACTIVITIES:
Investment by Pharmacopeia, Inc.	6,473	7,849	2,730

Net cash provided by financing activities	6,473	7,849	2,730

Net increase (decrease) in cash and equivalents	—	6,737	(6,213)
Cash and equivalents, beginning of year	—	—	6,737

Cash and equivalents, end of year	$—	$6,737	$524

SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Income tax	$—	$35	$190

See accompanying notes to financial statements.

PHARMACOPEIA DRUG DISCOVERY, INC.

NOTES TO FINANCIAL STATEMENTS

1. Background and Basis of Presentation

Background

        In December 2003, Pharmacopeia, Inc. ("Pharmacopeia") announced its intention to spin-off its wholly owned drug discovery segment to its shareholders.

        Pharmacopeia Drug Discovery, Inc. ("PDD" or "the Company") designs, develops, markets, and supports science and technology-based products and services intended to improve and accelerate the processes of drug discovery and chemical development. The Company provides drug discovery services to pharmaceutical and biotechnology companies based on proprietary combinatorial chemistry and high-throughput screening technologies.

        On May 31, 2002, the Company was incorporated in Delaware as a wholly owned subsidiary of Pharmacopeia. Pharmacopeia has announced its intention to distribute to its stockholders, subject to certain conditions, all shares of the Company to shareowners of Pharmacopeia.

        The pro forma balance sheet at December 31, 2003 gives effect to the distribution to Pharmacopeia's stockholders of shares of PDD common stock in connection with the spin-off of the Company, and the infusion of approximately $46.5 million in cash from Pharmacopeia.

Basis of Presentation

        The financial statements include the Company, as well as certain assets and liabilities not currently owned by the Company that will be transferred to the Company by Pharmacopeia.

        The financial statements have been derived from the financial statements and accounting records of Pharmacopeia using the historical results of operations and historical basis of the assets and liabilities of the Company's business. Management believes the assumptions underlying the financial statements are reasonable. However, the financial statements included herein may not necessarily reflect the Company's results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone company during the periods presented.

        The financial statements include allocations of certain Pharmacopeia corporate headquarters' assets, liabilities, and expenses relating to the Company's Business that will be transferred to the Company from Pharmacopeia. General corporate overhead has been allocated based on the Company's revenue as a percentage of Pharmacopeia's total revenue. General corporate overhead primarily includes salary and expenses for executive management, finance, legal, human resources, information services and investor relations, and was $1.3 million, $1.7 million, and $1.6 million in the years ended December 31, 2001, 2002, and 2003, respectively. These costs are included in selling, general, and administrative expenses in the accompanying statements of operations.

2. Significant Accounting Policies

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual future results could differ from those estimates.

Revenue Recognition

        Contract revenue is recognized either (i) ratably over the term of the agreement, which approximates the performance of services, for contracts specifying payment for services over a given period, or (ii) as services are performed under the agreement for contracts specifying payment of a per full-time employee basis.

        Revenue earned related to up-front product and technology license fee is recognized in accordance with Staff Accounting Bulletin 101 issued by the Securities and Exchange Commission (SEC). Accordingly, amounts received under multiple-element arrangements requiring ongoing services or performance by the Company are recognized over the period of such services of performance.

        Revenue from milestones are recognized when earned, as evidenced by written acknowledgement from the collaborator, provided that (i) the milestone event is substantive and its achievability was not reasonably assured at the inception of the agreement, and (ii) the Company's performance obligations after the milestone achievement will continue to be funded by the collaborator at a comparable level before the milestone achievement. If both of these criteria are not met, the milestone payment would be recognized over the remaining minimum period of the Company's performance obligations under the arrangement. Royalties are recognized as earned in accordance with the terms of various research and collaboration agreements.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company invests its cash with major financial institutions in money market funds, US Treasury securities and other investment grade securities such as prime-rated commercial paper.

Property and Equipment

        Property and equipment is stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets, which range from two to ten years. Assets under capital leases are amortized over their estimated useful life or the applicable lease period, whichever period is shorter. The Company amortizes leasehold improvements over the shorter of their estimated useful lives or the remaining term of the related lease. Repair and maintenance costs are charged to expense as incurred.

Research and Development Costs

        Research and development costs consists of labor, materials, contracted services, and allocated facility costs that are incurred in unfunded internal drug discovery projects. Internal drug discovery projects are focused on the creation of new small molecule therapeutics using proprietary technologies and our collection of 7.5 million proprietary compounds to identify and optimize novel drug candidates. All research and development costs are charged to operations as incurred.

Impairment of Long-Lived Assets

        The Company reviews the recoverability of the carrying value of long-lived assets, primarily property, plant and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Should indicators of impairment exist, the carrying values of the assets are evaluated in relation to the operating performance and future undiscounted cash flows of the underlying business. The net book value of an asset is adjusted to fair value if its expected future undiscounted cash flow is less than its book value. The Company has identified no such impairment losses as of December 31, 2003 and 2002.

Concentrations of Risk

        For the years ended December 31, 2001 2002 and 2003, our research collaborations with Schering Corporation and Schering-Plough Ltd., accounted for 47%, 50% and 47%, respectively, of revenue. The Company's agreement continues with this partner through at least August 2006 and under its terms, may be extended by the parties for up to three additional years based upon progress made in the programs governed by the agreement. The agreement may be terminated in 2006, and the partner's funding obligations may be reduced significantly before that time.

        For the years ended December 31, 2001, 2002 and 2003, our research collaborations with Organon accounted for 12%, 20%, and 18%, respectively, of revenue. The current agreement has as a stated term of five years; however, the customer has the right to terminate the agreement in 2005 if the Company is unable to deliver compounds meeting the criteria specified in the agreement.

        For the years ended December 31, 2001, 2002 and 2003, our research collaborations with Novartis AG accounted for 2%, 5%, and 11% of our revenue. We entered into our most recent collaboration agreement with Novartis in February 2003, and expect to complete all of the required agreements by March, 2004, when the agreement will expire in accordance with its terms. Novartis has the right to terminate our agreements under certain circumstances.

        No other customer accounted for more than 10% of total revenues in any of the years ended December 31, 2001, 2002, or 2003.

Advertising Expense

        The cost of advertising is expensed as incurred. The Company incurred advertising costs of $403 thousand, $12 thousand, and $35 thousand for the years ended December 31, 2001, 2002,and 2003.

Stock Based Compensation

        As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its participation in Pharmacopeia's employee stock option plans. Under APB 25, no compensation expense is recognized at the time of option grant because the exercise price of the stock option equals the fair market value of the underlying common stock on the date of grant.

        SFAS 123 requires pro forma information regarding net income and earnings per share as if the Company had accounted for its stock options and warrants granted subsequent to December 31, 1994 and shares of common stock purchased by employees in connection with the Pharmacopeia's Employee Stock Purchase Plan ("equity awards") under the fair value method. The fair value of these equity awards was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 2001, 2002, and 2003 respectively: risk-free interest rates of 4.8%, 3.3% and 3.8%; expected volatility of 94%, 91% and 86%; expected option life of 6.8, 6.5 and 6.3 years from vesting; and an expected dividend yield of 0.0% for all periods presented.

        For purposes of pro forma disclosures, the estimated fair value of the equity awards is amortized to expense over the options' vesting period. The Company's pro forma net loss information is as follows (in thousands):

	Years ended December 31,
	2001	2002	2003
Net loss:
As reported	$(6,599)	$(2,142)	$(2,848)
Pro forma	$(13,440)	$(7,033)	$(7,694)

Effect of New Accounting Standards

        In November 2002 the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others ("FIN 45"). FIN 45 elaborates on existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value of the obligation it assumes under the guarantee and must disclose that information in its interim and annual financial statements. FIN 45 is effective on a prospective basis for guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this interpretation did not have a significant impact on the Company's financial statements.

        In January 2003, the FASB issued interpretation No. 46, Consolidation of Variable Entities ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities ("VIEs) created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. The Company has not identified any VIEs for which it is the primary beneficiary or it has significant involvement to date.

        In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement establishes standards for how to classify and measure certain financial instruments with characteristics of both liabilities and equity. It requires certain financial instruments that are within its scope to be classified as a liability (or asset in some circumstances), which previously were classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have a material impact on the Company's financial statements.

3. Related Party Transactions

        The Company and Pharmacopeia will enter into a Transition Services Agreement pursuant to which the Company will provide Pharmacopeia with certain administrative and support services. Pursuant to the Transition Services Agreement, Pharmacopeia will provide the Company with certain administrative and support services. These services may include tax advice and services, financial advice and services, purchasing management services and, for an interim period, support for the maintenance of corporate records and personnel administration advice and services.

        The Transition Services Agreement will provide the Company with a license in perpetuity to use the name and trademark of Pharmacopeia. The Transition Services Agreement will also grant the Company the option to purchase Pharmacopeia's name and trademark for nominal consideration in the event Pharmacopeia changes its name.

        A stockholder and member of Pharmacopeia's Board of Directors is also a partner in the principal outside law firm that provides legal services to Pharmacopeia. For the years ended December 31, 2001, 2002, and 2003 Pharmacopeia expended a total of $2.2 million, $0.8 million, and $0.5 million in fees related to services provided by such firm.

4. Composition of Certain Financial Statement Captions

Property and equipment consist of the following (in thousands):

	December 31,
	2002	2003
Laboratory equipment	$12,205	$12,852
Furniture, fixtures and equipment	2,098	2,125
Computers and software	3,379	3,586
Leasehold improvements	5,688	5,714
Construction-in-progress	—	3,273

	23,370	27,550
Accumulated depreciation and amortization	18,858	20,593

Property and equipment, net	$4,512	$6,957

Accrued liabilities consist of the following (in thousands):

	December 31,
	2002	2003
Payroll and other compensation	$1,036	$738
Royalties	25	213

	$1,061	$951

5. Income Taxes

        For all periods presented, the Company has been included in the tax returns of Pharmacopeia. For financial reporting purposes, income tax expense and related deferred income tax have been calculated as if the Company were a separate entity and had prepared its own separate tax return.

        The Company accounts for income taxes using the liability method. Under the liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the carrying amounts and the tax basis of existing assets and liabilities.

        Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2002	2003
Deferred tax assets:
Net operating loss carryforwards	$819	$1,252
Deferred revenue	402	402
Property and equipment	285	161
Accruals and reserves	399	634

Gross deferred tax asset	1,905	2,449
Valuation allowance	(1,905)	(2,449)

Net deferred tax asset	$—	$—

        As of December 31, 2002 and 2003, the Company has U.S. federal net operating loss carryforwards of approximately $2.0 million and $4.1 million, respectively. The U.S. federal net operating losses begin to expire in 2022, if not fully utilized. Realization is dependent on generating sufficient taxable income prior to expiration of the loss. A valuation allowance has been established for the net deferred tax assets due to the Company's lack of earnings history.

        The loss before income taxes (in thousands) totaled approximately $(6,599), $(2,107) and $(2,589) in 2001, 2002, and 2003, respectively.

        The provision for income taxes consists of the following (in thousands):

	Years ended December 31,
	2001	2002	2003
Current:
Federal	$—	$—	$—
State	—		69
Foreign	—	35	190

Total	$—	$35	$259

        The following reconciles income taxes computed at the US statutory federal tax rate to the Company's provision for income taxes from continuing operations (in thousands):

	Years ended December 31,
	2001	2002	2003
Tax expense (benefit) at U.S. statutory rate	$(2,244)	$(716)	$(711)
State income taxes, net of Federal income tax benefit	(396)	(126)	(125)
Change in valuation allowance and other	2,640	878	1,095

Provision for income taxes	$—	$35	$259

6. Stock Plans

        Pharmacopeia has four Stock Plans, the 1994 Incentive Stock Plan, the 1995 Employee Stock Purchase Plan, the 1995 Director's Option Plan and the 2000 Stock Option Plan.

        Generally, any outstanding options to purchase Pharmacopeia common stock under the Pharmacopeia Stock Option Plans will be adjusted or converted to maintain the then existing intrinsic value of the Pharmacopeia Options and maintain the ratio of the then existing exercise price per share to the market value per share in accordance with applicable accounting standards. Because the Company cannot predict the exact distribution ratio or the relative stock prices on the first day of trading, the Company has chosen to disclose option information on Pharmacopeia's stock option plans as this is the closest proxy to the effect of the Company's stock option plan on the Company's stock.

        In accordance with the 1994 Incentive Stock Plan (the "Plan"), Pharmacopeia may grant up to 5,700,000 shares of both incentive or non-qualified stock options or stock purchase rights to officers, directors, employees, sales representatives and consultants of Pharmacopeia. The term of each incentive and non-qualified stock option and stock purchase right is ten years. Vesting generally occurs over a period of not greater than five years. At December 31, 2003, there were 192,000 shares available for future grants under the 1994 Incentive Stock Plan.

        In 1995, Pharmacopeia adopted the 1995 Employee Stock Purchase Plan ("ESPP") under Section 423 of the Internal Revenue Code. A total of 750,000 shares of common stock are reserved for offering under the ESPP. In 2003, 30,000 shares of common stock were purchased by PDD employees at prices ranging from $8.33 to $8.42 per share. At December 31, 2003, there were 201,000 shares available for future purchase under the ESPP.

        In accordance with the 1995 Director's Option Plan, Pharmacopeia may grant options to purchase up to 300,000 shares of common stock to non-employee members of the Board. The exercise price of the stock options shall be equal to the fair market value per share of common stock on the option grant date. Each option has a term of ten years from the option grant date and shall become exercisable in a series of three equal and successive annual installments. In 2003, 35,000 options were granted at an exercise price of $9.21. At December 31, 2003, there were 58,000 shares available for future grants under the Director's Option Plan.

        In accordance with the 2000 Stock Option Plan, Pharmacopeia may grant up to 1,500,000 shares of non-qualified stock options or stock purchase rights to employees and consultants of Pharmacopeia. The term of each non-qualified stock option and stock purchase right is ten years. In 2003, 29,000 options were granted at exercise prices ranging from $6.6 to $12.82. Vesting generally occurs over a period of not greater than five years. At December 31, 2003, there were 320,000 shares available for future grants under the 2000 Stock Option Plan.

        A summary of the stock option activity and weighted average exercise prices for PDD employees and Pharmacopeia employees expected to remain with PDD subsequent to the spin-off follows(in thousands, except per share amounts):

	Years ended December 31,
	2001		2002		2003
	Common Stock Options	Weighted Average Exercise Price	Common Stock Options	Weighted Average Exercise Price	Common Stock Options	Weighted Average Exercise Price
Outstanding at beginning of year:	1,494	$19.93	1,898	$18.15	1,875	$16.80
Granted	680	$15.21	315	$10.42	493	$6.55
Exercised	(86)	$10.72	(50)	$7.74	(13)	$9.23
Expired	(190)	$23.65	(288)	$20.31	(79)	$15.68

Outstanding at end of year:	1,898	$18.15	1,875	$16.80	2,276	$14.60

Exercisable at end of year	849		1,030		1,312
Weighted average fair value of options granted during the year		$35.83		$18.75		$5.30

        A summary of stock options outstanding and exercisable as of December 31, 2003 for PDD employees and Pharmacopeia employees expected to remain with PDD subsequent to the spin-off follows (in thousands, except per share amounts):

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Number Excercisable	Weighted Average Exercise Price
$0.48-$10.00	889	7.6	$7.50	316	$8.45
$10.01-$15.00	658	6.8	$11.90	394	$11.90
$15.01-$20.00	436	5.3	$17.90	350	$17.76
$20.01-$40.00	85	5.7	$22.90	75	$22.90
$40.01-$43.50	208	6.0	$43.59	177	$43.49

	2,276	6.8	$14.60	1,312	$17.53

        Prior to the spin-off, the Company's Board of Directors will approve the Pharmacopeia Drug Discovery, Inc. 2004 Stock Incentive Plan, which will authorize the grant of stock options, restricted stock, common stock, performance awards, deferred stock units and stock appreciation rights.

7. Retirement Savings Plans

        For the period covered under these financial statements, the Company participated in Pharmacopeia's Employee Savings and Retirement Plan ("the 401(k) Plan").

        The 401(k) Plan is intended to be a tax-qualified plan covering substantially all employees. Under the terms of the 401(k) Plan, employees may elect to contribute up to 20% of their compensation, or the statutory prescribed limit, if less. As part of this plan employees may elect to invest in the stock of Pharmacopeia. Pharmacopeia may, at its discretion, match employee contributions up to a maximum of 3% of the employee's compensation. Employer contributions, made up entirely of Pharmacopeia common stock, totaled $0.3 million, $0.3 million, and $0.3 million for the years ended December 31, 2001, 2002, and 2003, respectively.

        As of the distribution date, the Company's employees will generally continue participation in Pharmacopeia's employee benefit plans through the remainder of 2004. After 2004, the Company will adopt its own employee benefit plans, and the Company will generally recognize, among other things, our employees' past service with Pharmacopeia under our employee benefit plans.

8. Commitments and Contingencies

Operating Leases

        The Company has several operating leases or sub-leases for office and laboratory space, which expire at various dates through 2016. The leases for the Company's facilities in New Jersey provides generally for scheduled rent increases, options to extend the leases with certain changes to the terms of the lease agreement, and refurbishment allowances. Rent expense under operating leases for 2001, 2002, and 2003 was approximately $2.9 million, $2.7 million, and $3.2 million, respectively. These amounts were net of sublease income from Pharmacopeia of $0.3 million, $0.5 million and $0.0 million in 2001, 2002 and 2003, respectively.

        Future minimum lease commitments at December 31, 2003 are as follows (in thousands):

Total
2004	$3,700
2005	3,877
2006	2,595
2007	1,956
Thereafter	16,134

$28,262

Royalties

        The Company has a license agreement that grants to the Company an exclusive, worldwide license to certain technology for making and using combinatorial chemical libraries. This agreement requires the Company to pay annual license fees and certain royalties. In 2001, 2002, and 2003 the Company paid related royalties and license fees of $0.2 million, $0.3 million, and $0.6 million, respectively.

Litigation

        In the ordinary course of business, the Company is subject to claims and, from time to time, is named in various legal proceedings. In the opinion of management, the amount of ultimate liability, if any, with respect to any pending actions will not materially affect the financial position or results of operations of the Company.

9. Business Segment and Geographic Information

        The Company classifies its business operations in one operating segment. All of the Company's revenues are generated from this segment. In the years ended December 31, 2001, 2002, and 2003, approximately 38%, 28%, and 32% of the Company's revenue to unaffiliated customers was derived from within the United States, 54% 55%, 60% was derived from Europe, and 8%, 17%, and 8% was derived from Asia.

10. Selected Quarterly Financial Information (unaudited)

        The following is a summary of the quarterly results of operations for the years ended December 31, 2002 and 2003 (in thousands, except per share amounts):

	2002				2003
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31
Revenue	$7,219	$7,887	$8,036	$6,162	$7,521	$7,014	$7,422	$7,546
Cost of revenue	4,854	5,203	4,647	4,376	5,776	5,396	5,535	5,450
Operating loss	(820)	(431)	198	(1,075)	(840)	(702)	(386)	(680)
Net loss	(844)	(384)	244	(1,158)	(938)	(698)	(383)	(829)

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  EXHIBIT 99.1
SELECTED HISTORICAL FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
PDD Internal Drug Discovery Candidate Pipeline
AVAILABILITY OF INFORMATION
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
PHARMACOPEIA DRUG DISCOVERY, INC. BALANCE SHEETS (in thousands)
PHARMACOPEIA DRUG DISCOVERY, INC. STATEMENTS OF OPERATIONS (in thousands)
PHARMACOPEIA DRUG DISCOVERY, INC. STATEMENTS OF INVESTED EQUITY (in thousands)
PHARMACOPEIA DRUG DISCOVERY, INC. STATEMENTS OF CASH FLOWS (in thousands)
PHARMACOPEIA DRUG DISCOVERY, INC. NOTES TO FINANCIAL STATEMENTS